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EXHIBIT 99.1

2019 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

2019 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt(5)	Common share- holders' equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25(4)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75	38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37	86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00	112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75	108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00	167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25	217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00	237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25	266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00	464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00	837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00	1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00	1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00	2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50	3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50	4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00	3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11	5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11	5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24	5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00	5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67	6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00	7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00	7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00	6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99	5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01	7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55	8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11	5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78	10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91	9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50	9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34	16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
2018	432.46	600.98	17,757.7	376.0	64,372.1	38,840.6	4,929.8	11,779.3	27.2	11.65
2019	486.10	609.74	21,532.8	2,004.1	70,508.5	39,004.6	6,134.0	13,042.6	26.8	69.79
Compound annual growth
	18.5%	16.6%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders' equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Calculated as total debt less holding company cash and investments (net of short sale and derivative obligations).

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2019, Northbridge's net premiums written were Cdn$1,791.6 million (approximately US$1,350 million). At year-end, the company had statutory equity of Cdn$1,321.1 million (approximately US$1,019 million) and there were 1,557 employees.

Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2019, Odyssey Group's net premiums written were US$3,393.8 million. At year-end, the company had shareholders' equity of US$4,778.2 million and there were 1,081 employees.

Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2019, Crum & Forster's net premiums written were US$2,331.5 million. At year-end, the company had statutory surplus of US$1,406.0 million and there were 2,395 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2019, Zenith National's net premiums written were US$720.8 million. At year-end, the company had statutory surplus of US$531.8 million and there were 1,477 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2019, Brit's net premiums written were US$1,656.2 million. At year-end, the company had shareholders' equity of US$1,319.9 million and there were 702 employees.

Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2019, Allied World's net premiums written were US$2,428.9 million. At year-end, the company had shareholders' equity of US$4,136.1 million and there were 1,446 employees.

    Fairfax Asia

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2019, Falcon's net premiums written were HKD 656.2 million (approximately US$84 million). At year-end, the company had shareholders' equity of HKD 661.5 million (approximately US$85 million) and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2019, Pacific's net premiums written were MYR 253.5 million (approximately US$61 million). At year-end, the company had shareholders' equity of MYR 487.5 million (approximately US$119 million) and there were 441 employees.

AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2019, AMAG's net premiums written were IDR 751.9 billion (approximately US$53 million). At year-end, the company had shareholders' equity of IDR 3,222.6 billion (approximately US$232 million) and there were 722 employees.

Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2019, Fairfirst's net premiums written were LKR 5,910.0 million (approximately US$33 million). At year-end, the company had shareholders' equity of LKR 6,742.2 million (approximately US$37 million) and there were 811 employees.

    Insurance and Reinsurance – Other

Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2019, Group Re's net premiums written were US$184.3 million. At year-end, the Group Re companies had combined shareholders' equity of US$518.1 million.

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2019, Bryte Insurance's net premiums written were ZAR 4.0 billion (approximately US$279 million). At year-end, the company had shareholders' equity of ZAR 2,028.2 million (approximately US$145 million) and there were 841 employees.

Fairfax Central and Eastern Europe comprises Colonnade Insurance, Polish Re and Fairfax Ukraine.

Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2019, Colonnade Insurance's net premiums written were US$156.9 million. At year-end, the company had shareholders' equity of US$104.0 million and there were 491 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2019, Polish Re's net premiums written were PLN 325.8 million (approximately US$85 million). At year-end, the company had shareholders' equity of PLN 340.9 million (approximately US$90 million) and there were 47 employees.

Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2019, Fairfax Ukraine's net premiums written were UAH 2,295.9 million (approximately US$89 million). At year-end, the company had shareholders' equity of UAH 938.4 million (approximately US$39 million) and there were 1,046 employees.

Fairfax Latin America comprises Fairfax Brasil and Fairfax Latam.

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2019, Fairfax Brasil's net premiums written were BRL 312.3 million (approximately US$79 million). At year-end, the company had shareholders' equity of BRL 338.5 million (approximately US$84 million) and there were 149 employees.

Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2019, Fairfax Latam's net premiums written were US$275.2 million. At year-end, the company had shareholders' equity of US$94.3 million and there were 930 employees.

Run-off

The run-off business comprises the U.S. and the European run-off groups. At year-end, the run-off group had combined shareholders' equity of US$1,842.4 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage run-off under the RiverStone name. At year-end, TRG/RiverStone had 359 employees in the U.S., located primarily in Manchester, New Hampshire, and 227 employees in its offices in the United Kingdom.

International Investment Companies

Fairfax India Holdings is an investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders' equity of US$1,559.7 million.

Fairfax Africa Holdings is an investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. At year-end, the company had shareholders' equity of US$489.4 million.

Other

Pethealth, based in Toronto with 427 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2019, Pethealth produced gross premiums written of Cdn$102.6 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned except for 89.3%-owned Brit, 70.1%-owned Allied World, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 80.0%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine, Fairfax India Holdings (93.8% voting control, 33.8%-owned) and Fairfax Africa Holdings (98.5% voting control, 62.0%-owned).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 43.6% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 47.1% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 50.0% interest in Eurolife (a Greek life and non-life insurer), a 45.3% interest in Digit (a digital insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	5
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	31
Report of Independent Registered Public Accounting Firm	32
Fairfax Consolidated Financial Statements	36
Notes to Consolidated Financial Statements	43
Management's Discussion and Analysis of Financial Condition and Results of Operations	132
Corporate Information	217

To Our Shareholders:

We had an excellent year in 2019. We earned a record $2.0 billion* and our book value per share increased by 14.8% (adjusted for the $10 per share dividend) to $486 per share. Since we began in 1985, our book value per share has compounded at 19.3% (including dividends) annually, while our common stock price has compounded at 17.8% (including dividends) annually. And our insurance companies are in great shape and growing!

Here's how our insurance companies performed in 2019:

			Growth in Gross Premiums
	Underwriting Profit (Loss)	Combined Ratio	2019 vs 2018	Fourth quarter 2019 vs 2018
Northbridge	47	96%	15%	19%
Odyssey Group	90	97%	15%	25%
Crum & Forster	52	98%	22%	33%
Zenith	109	85%	(9)%	(7)%
Brit	51	97%	1%	(1)%
Allied World	58	98%	14%	21%
Fairfax Asia	6	97%	14%	27%
Other Insurance and Reinsurance	(18)	102%	(6)%	0%

Consolidated	395	97%	10%	17%

*
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

As you can see from the table, we had combined ratios well below 100% across our major worldwide insurance operations in 2019 while experiencing 10% growth in gross premiums written. Premium growth has accelerated, as you can see in the fourth quarter column in the table above. As shown below, premium growth accelerated as the year went on, principally due to rate increases:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
5%	7%	12%	17%

The large catastrophe losses in 2017/2018, low interest rates and social inflation (think judicial!) have caused badly needed rate increases across almost all lines (workers' compensation, Zenith's specialty, being an exception) and across many geographies. Our companies are expanding again! The 10% increase in gross premiums written in 2019, to $17 billion, was like adding another insurance company the size of Northbridge – without paying for it! As I said, we are focused on organic growth and the conditions in our industry are ripe for it!

Odyssey finished the year with $3.7 billion in gross premiums, up 15% over last year and 60% over 2016. It had a combined ratio of 93% over the last five and ten years with reserve redundancies each year. Zenith had a combined ratio of 85% but premiums declined as rates in workers' compensation continue to decrease. Since we purchased it in 2010, Zenith has had a cumulative combined ratio of 93%, with reserve redundancies in all but two years.

Allied World, with a combined ratio of 98% and gross premiums up 14% to $3.8 billion; Northbridge, with a combined ratio of 96% and gross premiums up 15%; and Crum & Forster, with a combined ratio of 98% and gross premiums up 22%, all had excellent years. Brit rebounded from two difficult years and posted a combined ratio of 97%, positioning itself for future growth and profitability in the London market that has been undergoing significant disruption. Fairfax Asia had a strong year, with a combined ratio of 97% and gross premiums up 14%. Including the Asian business at Allied World and Odyssey, we now write over $1 billion in premiums in the region.

We have some exceptional stories in our insurance businesses – sometimes buried in our large companies like Crum & Forster, Northbridge or Odyssey. To highlight just three:

Gary McGeddy runs the Accident & Health ("A&H") profit centre at Crum & Forster. The A&H business was extracted from TIG when we put it into runoff in 2002 and was one of the businesses that was in Fairmont that was then merged into Crum & Forster in 2006. Gary has run the business since 2000 when the A&H profit centre had gross premiums of $40 million. Gary has grown this business over 20 years to almost $1 billion in 2019 with a cumulative average combined ratio of 95%, with only one year above 100% (slightly). Outstanding results by Gary and the A&H team at Crum & Forster.

We began in 1985 in trucking insurance with $10 million in premium. Northbridge is now the largest writer of trucking insurance in Canada, with $300 million in gross premiums and a combined ratio of 97%. Over the years, Northbridge has established a number of trucking programs including a truck driver training institute, dedicated account professionals for safety management and a high risk driver program. It is a cyclical business and we have been a reliable insurance partner over the cycles where rates have moved between being very inadequate to adequate. We are expanding currently as rates are adequate.

Hudson, the insurance company within the Odyssey Group, began in 2001 from scratch. Under Chris Gallagher's outstanding leadership and Brian Young's guidance as CEO of Odyssey, it has expanded from $169 million in gross premiums in 2002, the year Chris joined us, to $1.7 billion in 2019, almost 45% of Odyssey Group's business. Hudson specializes in mid-market niches and since inception has made an underwriting profit in all but three years.

The table below shows you what constitutes "Other Insurance and Reinsurance" in the table on the previous page:

	Gross Premiums	Underwriting Profit (Loss)	Combined Ratio
Bryte (South Africa)	344	(3)	101%
Fairfax Latam	589	(40)	117%
– Argentina	202	(13)	113%
– Chile	225	(17)	145%
– Colombia	150	(7)	108%
– Uruguay	12	(0)	102%
Fairfax Brasil	208	2	97%
Fairfax Central and Eastern Europe
– Colonnade	194	12	92%
– Ukraine	94	3	97%
– Polish Re	89	1	99%
Group Re	191	7	96%

Bryte is our South African business we acquired in 2016, run by Edwyn O'Neill. Since our acquisition, it has had a cumulative combined ratio of 100%, which we expect will be reduced over time.

Fairfax Latam is the business we acquired from AIG in 2017 and 2018. It consists of operations in Argentina, Chile, Colombia and Uruguay. Because of high inflation in Argentina and riots in Chile, Latam had a 117% combined ratio in 2019. Fabricio Campos and our Latam Presidents are working diligently to bring the combined ratio below 100%.

Fairfax Brasil is a great story of a company we started from scratch in 2009, when Jacques Bergman and Bruno Camargo joined us with a team of 29 insurance professionals. In the last four years, since Bruno became CEO, Fairfax Brasil has had a combined ratio every year below 100%, and since inception it has produced cumulative net earnings of $24 million, including cumulative losses of $42 million during its first six years. Fairfax Brasil earned $19 million after taxes last year, a 25% return on our equity capital invested. Another example that what counts is the long term!

Fairfax Central and Eastern Europe consists of Colonnade, ARX Ukraine, Universalna Ukraine and Polish Re. Since inception in 2016, Peter Csakvari has done an outstanding job at Colonnade, with a combined ratio below 100% since 2018, including a combined ratio of 92% in 2019. With the acquisitions of the two Ukrainian companies, run separately by their management teams (ARX by Andrey Peretyazhko and Universalna by Oleksiy Muzychko), we are the largest property and casualty insurer in Ukraine. We acquired both last year for $22 million at approximately book value for a 70% stake in both companies. We are very happy to be partnered with the European Bank for Reconstruction and Development ("EBRD") which owns the remaining 30%. Polish Re, with a combined ratio below 100% since 2014, had a good year with a combined ratio of 99% in 2019.

In 2014, we began a formal program of retaining a small proportion of the third party reinsurance purchased by our companies. This premium is included in our Group Re segment. Since this program began, we have retained $248 million in gross premiums and achieved a cumulative average combined ratio of 88%.

Not included in our gross premiums of $17 billion are the gross premiums of the following insurance companies which are equity-accounted. The 2019 results for these companies (on a 100% basis) are as follows:

	Underwriting Profit		Combined Ratio		Gross Premiums
Gulf Insurance Group (44% owned)	42		95%		1,297
Eurolife (50% owned)	11	*	80%	*	566	**
Digit (45% owned)	(38)		124%		367
*
P&C operations only

**
Includes life premiums

Gulf Insurance Group ("GIG") is a wonderful partnership we entered into in 2010 with Kipco in Kuwait through its Chairman, Faisal Al-Ayyar. GIG, run by Khaled Saoud Al-Hasan, operates in 11 countries in the Middle East. In 2019 it wrote $1.3 billion in gross premiums and had a combined ratio of 95%. Since we acquired our interest, Gulf has had an average combined ratio of 95% and gross premiums have almost tripled.

Through the crisis in Greece, we acquired a gem in Eurolife, a Greek property and casualty and life insurance company that operates predominantly in Greece but also in Romania. Alex Sarrigeorgiou has run Eurolife since 2004, following Eurobank's decision to grow its insurance business, and we acquired it with OMERS as our partner in 2016. Since our initial 40% purchase of Eurolife in 2016 for €163 million, Eurolife has earned €347 million and paid dividends of €298 million and shareholders' equity has increased from €400 million to €720 million at the end of 2019 after the payment of dividends. This phenomenal performance was predominantly because Eurolife had a significant holding of Greek government bonds whose rates went from 8% to 1% during that time period while its non-life business had an average combined ratio of 72%. We currently own 50% and equity account for Eurolife but plan to buy the rest of OMERS' shares in 2020.

It was a big year for Kamesh Goyal and his team at Digit Insurance ("Digit"). As you might remember, Kamesh is building a fully digital company in India with the objective of making insurance simple to understand for its customers. After just two years of operation, Digit has accumulated a 1.2% market share in India and was awarded Asia's General Insurance Company of the Year in 2019. Digit wrote $367 million in gross premiums in 2019 and now has over 1,500 employees. Still in its start-up phase, its combined ratio was elevated at 124% but decreasing, and we expect it to achieve breakeven in the next 18 months.

Fairfax has invested $154 million in Digit through common and convertible preferred shares for a 45% ownership. Late in 2019, the company entered into a financing arrangement with three private equity firms, who agreed to purchase approximately 10% of the company for $91 million. This purchase, which closed in early 2020, values the entire company at $858 million, resulting in a $351 million mark to market gain that was included in our earnings in 2019. We are very excited about Digit's prospects in the future!

Together, GIG, Eurolife and Digit have $2.2 billion of gross premiums and an investment portfolio of $4.9 billion, which are not shown in our consolidated numbers.

You can see that Fairfax now has insurance operations across the world. In the main, our global platform has been built over the last five years as we expanded opportunistically into Allied World, Brit, Eastern Europe through Colonnade, Latin America, South Africa, Malaysia, Sri Lanka, Indonesia, Ukraine, Vietnam, Greece and India. It is a decentralized platform, with exceptional CEOs responsible for running their own companies with our Fairfax culture. We have no need to make further significant insurance acquisitions, as we focus on the long term performance of each of our companies. Through cooperation and working together, we expect to grow significantly through organic means over the long term. Scott Carmilani, who built and ran Allied World for about 20 years, is now contributing to Fairfax by using his experience and relationships to help our companies work together. We are looking forward to his contributions.

It is quite extraordinary how our insurance company results have improved since Andy Barnard began working with our Presidents in 2011. Since then, our consolidated combined ratio has averaged 98%, with only two years above 100% due to the Japanese earthquake and other catastrophes in 2011 and the hurricanes in 2017. So what has Andy done? First and foremost, he has brought his considerable experience to bear, helping our CEOs expand thoughtfully in the right places at the right times, while also encouraging the discipline so important to avoiding the big mistakes. He began initiatives, such as the Leadership Workshop and the inter-company Working Groups, that have become intrinsic aspects of our unique culture. He has facilitated inter-company management transfers that have effectively leveraged our talent and reinforced the profit center concept from Odyssey in all our insurance companies (we now have approximately 200 profit centres across our companies). Working closely with Peter Clarke, Chief Operating Officer of Fairfax, Andy is keeping a watchful eye on underwriting performance across all of our key units. He did all of this while being very respectful of our decentralized structure, with each of our Presidents responsible for their company's results. In our 2012 annual report, I quoted Andy's remark at our annual shareholders' meeting that his objective was to have Fairfax as well known for its insurance operations as it was for its investment prowess. He has certainly kept up his end of this bargain.

Recently, we have mentioned to you that we could achieve our target of a 15% annual return on our shareholders' equity by producing a 95% combined ratio in our insurance operations and earning a 7% return on our investment portfolio. In 2019, we achieved a 97% combined ratio and a 6.9% return on our investment portfolio, which would have produced a 15% return except that some unrealized foreign exchange losses, which go directly though book value, resulted in us coming in at 14.8%, just below our long term target.

The table below shows the percentage contribution by category to our investment return (the percentage is of our approximately $40 billion total investment portfolio):

Interest and dividends	880	2.2%
Share of profit of associates	170	0.4%
Net gains on equity exposures	1,573	3.9%
Net gains on bonds	110	0.3%
Other net gains	27	0.1%

	2,760	6.9%

Interest and dividend income increased to $880 million in 2019, a record, in spite of very low interest rates and in spite of not reaching for yield by taking credit risk or term risk. Our fixed income portfolio, which effectively comprises 70% of our investment portfolio, has a very short duration of approximately 1.5 years and on average is rated AA-. Very high quality and very short term to maturity – so rising interest rates would not impact our portfolio!

Share of profit of associates of $170 million includes our share of earnings from Eurolife ($155 million), Seaspan ($84 million) and IIFL Finance ($50 million). This is net of our share of losses of $74 million principally from APR Energy ($57 million) and from associates of our non-insurance consolidated investments ($45 million).

Net gains on equity exposures of $1,573 million comprises net realized gains of $771 million – including realized gains from ICICI Lombard ($311 million), Grivalia ($171 million), Seaspan ($85 million) and limited partnerships ($131 million) – and net unrealized gains of $802 million – including unrealized gains on Eurobank ($362 million), Digit ($351 million), CIB ($163 million) and Seaspan ($117 million) and unrealized losses on BlackBerry ($50 million) and Stelco ($45 million). Much of this was a rebound from 2018 declines in stock prices. Please see the Investments section of this letter for commentary on some of these situations.

Net gains on bonds of $110 million includes gains on corporate bonds of $49 million (inclusive of a loss on Exco bonds of $179 million) and on our remaining U.S. municipal bond holdings of $59 million.

Other net gains of $27 million includes many miscellaneous items including foreign exchange gains and losses and a gain of $34 million on the First Capital reserve indemnity. When we sold First Capital to Mitsui we guaranteed the reserves as of December 31, 2017 against any deficiencies. Of course, any redundancies belong to us! The $34 million is the redundancy to date – we hope to get more over the next four years. Many thanks to Mr. Athappan, who continues to run Fairfax Asia and MS First Capital very effectively.

Below is, once again, a table that shows, for successive periods over our 34 years of operations, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and total return on investments:

	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.7)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2019	12.0%	99.8%	5.6%

Over the last 14 years, our insurance business has had a combined ratio less than 100%, but our investment returns in the 2011 – 2016 time period were very poor, because of a cautious approach to financial markets (hedging our common stocks) and a stock performance impacted by poor stock selection and "value investing" being out of favour. If we had not hedged, over the period 2011-2016 our average return on investments would have been 5.0% and the compound growth in book value would have been 7.1% – not exceptional, but better than what we achieved. Please see the Investment section of this letter for some commentary on value investing.

The good news is that in spite of some poor investment selection (think BlackBerry and Exco), we had a 14.8% growth in book value in 2019. We should be well poised to resume getting a 15% return over time – as we have in the past!

India

We last discussed our investments in India in my letter to shareholders in our 2017 annual report. Below is an update of the table which appeared in that letter:

Company	% Ownership	Cost of Investment	Market Value	% Change	Market Value (under management)(1)	Number of Employees	CEO
Fairfax India	33.8	469	659	40%	1,951		Chandran Ratnaswami
Bangalore International Airport	54.0	653	1,430	119%		1,300	Hari Marar
Sanmar Chemicals Group	42.9	199	413	108%		1,900	N. Sankar
IIFL Finance	26.5	–	166	n.a.		18,000	Sumit Bali
IIFL Wealth	13.9	191	191	0%		900	Karan Bhagat
IIFL Securities	26.5	91	49	-47%		2,000	R. Venkataraman
CSB Bank	49.7	169	229	35%		3,200	C.V.R. Rajendran
NCML	89.5	188	135	-28%		2,000	Siraj Chaudhry
Fairchem	48.8	74	127	71%		1,400	Nahoosh Jariwala + Mahesh Babani
Seven Islands Shipping	48.5	84	89	6%		70	Captain Thomas Pinto
Other		283	342	21%
Thomas Cook	66.9	253	222	-12%	331	7,476	Madhavan Menon
Sterling Resorts	100.0	140	90	-36%		2,646	Ramesh Ramanathan
Digit	45.3	154	604	292%	604	1,585	Kamesh Goyal
Quess	33.2	33	332	903%	332	385,000	Ajit Isaac
Indian Government Bonds		407	454	11%	454
Other		327	398	22%	398

Total Investments in India		1,643	2,669	62%	4,070

(1)
Includes 100% of Fairfax India and Thomas Cook

In May 2019, Prime Minister Modi was re-elected to another five-year term with a larger majority than in the previous election in 2014. In a country of 1.3 billion people, this is a miracle! India is blessed to have a leader relentlessly focused on economic growth through business friendly policies. We believe that under Mr. Modi, India will be transformed as economic freedom permeates the country and Mr. Modi achieves his goal of a $5 trillion economy by the end of this term. We continue to believe India is the best country to invest in for the long term. Our investments are shown in the table on the previous page.

As you know, we began Fairfax India in December 2014. Since then, Fairfax India has made ten investments – all with great long term prospects in a country that is expected to have the fastest growth in the free world! The crown jewel in Fairfax India is the Bangalore International Airport ("BIAL") run by Hari Marar, who aims to make BIAL one of the best airports in the world. BIAL is the third largest airport in India, but it is the fastest growing airport in the world and recently was the first airport ever to win best customer service for both arrivals and departures awarded by the Airports Council International. Last year, the airport served 34 million passengers, up 4% from 2018, despite the shutdown of Jet Airways, its second largest airline customer. In 2019 it commissioned a second runway, and phase one of the second terminal is expected to be completed in 2021, raising passenger capacity to 50 million. After the completion of phase 2 of terminal 2, BIAL's passenger capacity will increase to about 70 million by 2028. BIAL has also now finalized plans to increase capacity to over 90 million passengers by 2038 by building a third terminal. Capital expenditures of approximately $4.0 billion for these growth plans will all be funded internally and by debt (already approved by a syndicate of Indian banks). As a result of these growth plans and the finalization of the master plan to develop the 460 acres of land that BIAL can use for real estate development, the valuation of the 54% of BIAL that Fairfax India owns is now $1.4 billion, up by 119% from Fairfax India's cost. Also, Fairfax India signed definitive agreements with an investor whereby Fairfax India will transfer 43.6% of BIAL out of the 54% that it owns in BIAL to a wholly owned Indian holding company and the investor will pay about $135 million to acquire from Fairfax India an 11.5% interest on a fully diluted basis in the holding company. The transaction values 100% of BIAL at $2.7 billion.

Under the exceptional leadership of Nirmal Jain and R. Venkataraman, IIFL, another important Fairfax India investment, has established a leading national financial services company serving over 3 million customers from 2,300 branches in India. You will recall that in 2018, IIFL announced its intention to divide its three business groups into three separate companies, with each to be listed on the Indian stock exchanges, as IIFL believed that this was the best structure for its business and would further enhance value. In May 2019 IIFL Holdings, the company that Fairfax and Fairfax India had originally invested in, was, as planned, divided into three separate companies, IIFL Finance (the NBFC), IIFL Wealth (the wealth and asset management company) and IIFL Securities (the retail and institutional broker, financial products distribution and investment banking company). All of these companies are well established with excellent management teams and we expect each of them to do very well as independent listed companies under the IIFL brand umbrella.

Chandran's letter to shareholders in Fairfax India's annual report and the individual company websites give you a lot more information on each of Fairfax India's investee companies. As you can see, they had an outstanding year, many thanks to Chandran, Sumit who runs Fairbridge, Gopal and the Fairbridge team.

As you will recall, our first major acquisition in India was the purchase of a 77% interest (later reduced to 67%) in Thomas Cook India led by Madhavan Menon. Thomas Cook, first set up in India in 1881, is the leading integrated travel and travel-related financial services company in India, offering, through its 7,500 employees, a broad spectrum of services that include foreign exchange, corporate travel, leisure travel, insurance, visa and passport services and e-business. With the 2015 purchase of Kuoni's Indian travel business and then its operations all over the world, Thomas Cook India is today one of the largest high-end travel service provider networks headquartered in the Asia-Pacific region. In 2019 Thomas Cook India purchased a 51% interest in Digiphoto Entertainment Imaging ("DEI"), which provides imaging solutions for the entertainment industry, giving Thomas Cook an opportunity to package DEI products with Thomas Cook Tours. Established in 2004, DEI has offices throughout the Far East, as well as in the Middle East, India and the U.S., and has a network of 120 entertainment partners.

Thomas Cook India invested $47 million in Quess in 2013, sold a 5.4% interest in 2017 for $97 million and retained a 49% interest. We have had a phenomenal run with Quess and because of Quess' great success, Thomas Cook India decided during 2018 to spin its holding in Quess out to its shareholders so that Quess could be run independently as a public company under the leadership of Ajit Isaac. The spinoff took place in December 2019 and Fairfax now directly owns 33% of Quess with a market value of $332 million. The cost of our investment was $33 million and we are carrying it on our books at $704 million as it was written up to its market value at the time of the announcement of its spinoff in early 2018. Today, Quess is India's leading integrated business services provider. With over 385,000 employees, it is now the largest domestic private sector employer in India. It has a pan-India presence with 65 offices across 34 cities, along with an overseas footprint in North America, South America, the Middle East and South East Asia. It serves over 2,600 customers across three platforms – Workforce Management, Operating Asset Management and Global Technology Solutions. Quess had good financial results in the nine months ended December 2019: net revenue grew 22% to $149 million and profit before tax grew 4% to $30 million.

In 2019 Mr. Athappan agreed to purchase a 49% stake in Paramount Health Services for $11 million through Fairfax Asia. Paramount is one of India's leading third party claim administrators specializing in the health business and is led by its founder and our partner Dr. Nayan Shah. The transaction is expected to close in the first half of 2020.

We sold our last remaining position in ICICI Lombard in 2019 for $729 million. As I mentioned to you in our 2017 annual report, we helped build the largest private property and casualty company in India with our name, Lombard, very much continuing in the future. It has been a very profitable investment for us and we wish the management team, led by Bhargav Dasgupta, much success in the future.

As shown in the previous table, we have $407 million invested in Indian government bonds with a yield of 8.7%, which we began purchasing in August 2014. Since then we have earned a return of 13.3% annually (in dollar terms 9.4% as the rupee has depreciated by 14% over that time period).

As we have done since 1991, we have reinvested a part of our profits in the communities we do business in across the world. In India, we thought we would share two initiatives with you. Through Madhavan and Thomas Cook's leadership, we have purchased and installed 500 dialysis machines in the poorest regions of India. We will soon add another 500 machines. Without these dialysis machines, the poorest people in India who experienced kidney failure faced certain death. We are very grateful to the Thomas Cook team for carrying out this initiative.

Through the leadership of Ajit Isaac, Chandran and others in the Fairfax family, we are funding a children's hospital in India over the next five years, which is being built by CMC Vellore ("CMC"). CMC was established by an American missionary, Ida Scudder, who began the college and hospital from scratch over 100 years ago. Today it is perhaps the best medical college in India and its graduates have one of the best reputations in the world. CMC treats about 3 million out-patients and 120,000 in-patients annually and has a long established culture of humanitarian care, providing subsidized or free care for those who cannot afford it. We are fortunate to have our famous SickKids hospital in Toronto, one of the best in the world, to help in this venture.

Both of these initiatives will be funded by our foundations in India and Canada, to which we contribute approximately 1-2% of our pre-tax profits annually.

We continue to be committed to buying back our shares over the next ten years at attractive prices, but rest assured that we will not buy back shares at the expense of our financial position or at the expense of taking advantage of a hard market in insurance. This is a balancing act, but even so, in the last 27 months we have purchased approximately 1.3 million shares for cancellation and to provide long term share incentives for our executives.

As we did last year, we show you our unconsolidated balance sheet so that you can better see where your money is invested:

Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Northbridge	1.2	46
Odyssey Group	3.5	131
Crum & Forster	1.5	56
Zenith	0.9	32
Brit Insurance	1.5	54
Allied World	2.5	95
Fairfax Asia	1.0	36
Other Insurance and Reinsurance	0.9	35
Run-off	0.8	31

Insurance and Reinsurance Operations	13.8	516

Recipe	0.6	22
Thomas Cook India	0.3	10
Fairfax India	0.5	20
Fairfax Africa	0.3	11
Other Non-Insurance	0.4	14

Non-Insurance Operations	2.1	77

Total consolidated operations	15.9	593
Holding company cash and investments	1.1	41
Investments in associates	1.1	40
Other holding company assets	0.5	22

Total assets	18.6	696

Liabilities
Accounts payable and other liabilities	0.2	6
Long term debt	4.1	154

	4.3	160

Shareholders' equity
Common equity	13.0	486
Preferred stock	1.3	50

	14.3	536

	18.6	696

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows you our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately even though some of them may be held in our insurance companies' investment portfolios.

As you can see, we have $13.8 billion ($516 per share) invested in our insurance companies – our core business. This has been and will be the gift that keeps giving, as they provide us with a float, currently $22.4 billion, which does not cost us anything – in fact, in 2019 we were paid $395 million to keep the float – which is then invested worldwide. Our largest insurance companies are Odyssey Group, Allied World, Crum & Forster, Brit, Northbridge and Zenith, which account for 80% of the investment in our insurance companies. Our consolidated non-insurance businesses are significant and listed so that you can see them (and your investment per share in them) separately. The major consolidated non-insurance businesses are Recipe ($0.6 billion), Fairfax India ($0.5 billion), Thomas Cook India ($0.3 billion) and Fairfax Africa ($0.3).

We expect each of these non-insurance operations to generate a 15% return or better over the long term. So as a shareholder of Fairfax, you benefit from three sources of income: underwriting income, interest and dividend income and capital gains, and returns from our non-insurance businesses.

Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
2017	+22	+3
2018	-4	-10
2019	+12	+1
1985-2019 (compound annual growth)	+18.5	+16.6

The table shows the change in book value in U.S. dollars and in our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our stock price has gone up significantly as that intrinsic value is recognized in the marketplace. As you can see, it has not happened in the last four years but we expect it will happen again!

Insurance and Reinsurance Operations

	Combined Ratio				Change in Net Premiums Written(1)
	2019	2018	2017		2019 vs. 2018
Northbridge	96%	96%	99%		15.1%
Odyssey Group	97%	93%	97%		17.1%
Crum & Forster	98%	98%	100%		17.9%
Zenith	85%	83%	86%		(8.7)%
Brit	97%	105%	113%		(0.7)%
Allied World	98%	98%	157%	(2)	6.3%
Fairfax Asia	97%	100%	88%		20.5%
Other Insurance and Reinsurance	102%	105%	110%		2.2%

Consolidated	97%	97%	107%		9.6%

(1)
Further detail is provided in the MD&A

(2)
For the period since its acquisition on July 6, 2017

In 2019, Northbridge produced another exemplary combined ratio of 96%, generating an underwriting profit of $47 million. Through a combination of new initiatives and a very robust rate environment, Silvy Wright and her team were able to grow their net premiums by 15%, exceeding last year's growth rate of 10%. Due largely to these strong rate increases, Northbridge's accident year combined ratio came in at its lowest level in many years. Favourable reserve development continued to benefit the Northbridge calendar year results, though to a lesser extent than in previous years. The commercial auto business has begun to produce rewarding results after years of challenge and intensive corrective actions. Heading into 2020, the future looks promising.

Odyssey Group, led by Brian Young, in 2019 contributed another year of strong underwriting profit. While its combined ratio climbed to 97%, it was still responsible for $90 million of underwriting profit, close to a quarter of the total for all of Fairfax. Compared to prior years, Odyssey's results were exposed to more volatility, as it cut back its purchase of retrocession protection. The Japanese typhoons in the second half of the year were a contributor to the higher combined ratio in 2019 versus 2018. After another year of strong growth, Odyssey's profile has continued to expand. The insurance business at Odyssey, done through its Hudson and Newline subsidiaries, now accounts for over half of gross premiums. With many areas in the industry experiencing favourable tail winds, Odyssey is well positioned to benefit from both margin and revenue expansion. Brian Young and company have built a well-oiled machine, and it is firing on all cylinders.

At Crum & Forster, Marc Adee has led a steady improvement in the company's combined ratio, coming in at 98% and generating $52 million of underwriting profit in 2019. The A&H division recorded another year of impressive growth and strong profits. The E&S division likewise expanded opportunistically where rates strengthened and produced a solid profit. During the year, initiatives to build significant businesses in both the Surety and Property fields had good success. We expect the year by year improvement in performance which Marc and his team have achieved will continue into 2020.

No story at Fairfax has been as remarkable over the last half dozen years as that of Zenith. In 2019, Zenith contributed over $100 million of underwriting profit, the largest amount of any of our six major companies, despite having the smallest premium base. It posted an 85% combined ratio, benefiting from continued reserve redundancies driven by its extraordinary claims management expertise. Alas, it appears the Workers Compensation field is becoming more and more competitive, and Zenith will be hard put to maintain this incredible performance. Rates are down across the country, and may head further south. Nevertheless, no company is better positioned to manage through challenging times than our Kari Van Gundy-led Zenith.

Brit, under Matthew Wilson's leadership, was 2019's comeback story. After two successive years of underwriting losses, Brit returned to profitability in 2019 with a 97% combined ratio. Brit continues to outperform its peers in the Lloyd's marketplace by a significant margin (about 5 combined ratio points), and we are very happy that, in 2019, that outperformance meant more profit rather than a lower loss! Focused on the future, Matthew, Mark Allan and their colleagues have been implementing innovative strategies designed to optimize Brit's status as a market leader, while mitigating the expense burden common to Lloyd's participants. In Lloyd's, the market tightening our other companies are experiencing is being magnified by the pressure being put on underperforming syndicates and classes of business. The prospects for expansion of Brit's underwriting margins in 2020 are very good!

Allied World improved its performance in 2019, coming in at a 98% combined ratio. With much of its insurance business focused on large, complex risks, Allied World stands to gain significantly from the hardening underway in the commercial property and casualty markets. The withdrawal and compression of capacity from major competitors for these types of risks, both in the property and liability classes, has been driving upward rate momentum. In 2019, Allied World underwent a successful transition in leadership, as Scott Carmilani passed the reins to Lou Iglesias. Lou, along with his senior colleagues John Bender and Wes Dupont, have the company poised to capitalize on the rapidly improving environment.

Outside of North America, performance in 2019 was mixed.

The Latin America operations, under the supervision of Fabricio Campos, generated a combined ratio of 117%. The surge in inflation in Argentina caused results to deteriorate at our local company, La Meridional, and the widespread riots and civil commotion in Chile added unexpected losses to the accounts of Southbridge in Santiago. In both countries, corrective measures are being implemented and we are hopeful that performance across the region will improve markedly in 2020.

Fairfax Brasil, under the steady hand of Bruno Camargo, again produced favourable results in 2019, with a combined ratio of 97%.

In South Africa, Bryte's combined ratio rose to 101%, largely due to two significant property losses.

Fairfax Asia, under the continued guidance of Mr. Athappan, his son Gobi, Sam Chan and Ravi Prabhakar, advanced in 2019 by growing premiums and reducing the overall combined ratio by 3 points to 97%. Each of the four companies that today comprise Fairfax Asia, in Malaysia, Indonesia, Sri Lanka and Hong Kong, produced combined ratios below 100%. The local teams in each of these countries, working with Mr. Athappan, Gobi, Sam and Ravi, are focused on driving the Fairfax Asia combined ratio to 95% and below.

By all measures, our top performing foreign operation in 2019 was Colonnade. Located in Luxembourg and run by Peter Csakvari, Colonnade produced an outstanding combined ratio of 92%. Writing business in Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria and the Ukraine, Colonnade has an extensive presence in Eastern and Central Europe. Separate from the Colonnade operations, we added two additional companies in Ukraine in 2019, which collectively also produced an underwriting profit for the year.

Working closely with Fabricio Campos and Peter Csakvari is Bijan Khosrowshahi. Bijan oversees the operations Fabricio and Peter are responsible for, and serves as well as Fairfax's point man at our Gulf Insurance Group partnership.

The tables that follow show you how our international operations (non-North American other than Brit) have grown in the last five and ten years. The top table is at the 100% level and the bottom table is Fairfax's share. The growth in the last five and ten years is despite the sale of First Capital and the restructuring of Advent, which eliminates them from the 2019 column although they are included in 2010 and 2015. We expect our international operations to continue to grow significantly because of the low insurance penetration in many of these countries.

	International Operations*			Cumulative Growth
	2010	2015	2019	5-year	10-year
Gross Premiums Written	2,237	3,029	4,361	44%	95%
Shareholders' Equity	1,288	1,684	2,525	50%	96%
Investment Portfolio	3,109	4,402	6,830	55%	120%
*
100% level

	International Operations*			Cumulative Growth
	2010	2015	2019	5-year	10-year
Gross Premium Written	1,231	1,701	2,945	73%	139%
Shareholders' Equity	765	1,134	1,642	45%	115%
Investment Portfolio	1,876	2,580	4,094	59%	118%
*
Fairfax share

All of our major companies are well capitalized, as shown in the table below (further detail is provided in the MD&A):

	As at and for the Year Ended December 31, 2019
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,791.6	Cdn 1,321.1	1.4x
Odyssey Group	3,393.8	4,778.2	0.7x
Crum & Forster	2,331.5	1,406.0	1.7x
Zenith	720.8	531.8	1.4x
Brit	1,656.2	1,319.9	1.3x
Allied World	2,428.9	4,096.7	0.6x
Fairfax Asia	231.2	473.4	0.5x

On average we are writing at about 1.0 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. As you know, our strategy, during the times when rates are rising, as they are currently, is to expand significantly in areas where margins are high.

The combined ratios of our companies which we have owned since 2010, and of our major companies acquired since then, are shown in the table below:

	2010 – 2019
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 12.3	98%
Odyssey Group	24.1	93%
Crum & Forster	15.3	101%	(3)
Zenith(1)	6.9	93%
Brit(1)	7.3	102%
Allied World(1)	5.8	109%
Fairfax Asia(2)	2.5	88%

Total	74.2	98%

(1)
Zenith since acquisition on May 20, 2010, Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017

(2)
Fairfax Asia included First Capital until December 28, 2017.

(3)
The average combined ratio for Crum & Forster for the last five years was 98%.

Since we began, we have written over $150 billion in gross premiums, with a combined ratio of approximately 100%.

The table below shows the average annual reserve redundancies for the past ten years (business written from 2009 onwards) for our companies which we have owned since 2009 (Zenith since 2010):

	2009 – 2018 Average Annual Reserve Redundancies
Northbridge	15.3%
Odyssey Group	13.4%
Crum & Forster	0.1%	(3)
Zenith(1)	14.4%
Fairfax Asia(2)	18.1%
(1)
Since acquisition on May 20, 2010

(2)
Fairfax Asia included First Capital until December 28, 2017

(3)
The average annual reserve redundancy for Crum & Forster for the last five years was 2.3%

The table shows you how our reserves have developed for the ten accident years prior to 2019. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and in the Annual Financial Supplement for the year ended December 31, 2019 which is available on our website www.fairfax.ca.

Our RiverStone run-off operations, led by Nick Bentley, continue to focus on our US legacy reserves, especially asbestos claims, which continue to produce adverse development. We benefit from the team's dedicated focus and best in class experience in settling these claims in a fair way to our policyholders. In the UK run-off operations, Nick and Luke Tanzer continue to successfully purchase run-off books now that their legacy reserves are behind them. Late in 2019 we announced a partnership with OMERS in which it would purchase a 40% interest in our UK run-off group RiverStone UK. OMERS' investment and its ability to work jointly with Luke and his team will provide RiverStone UK the opportunity to prudently leverage the business and pursue opportunistic acquisitions. At closing we will deconsolidate RiverStone UK and apply the equity method of accounting for our joint interest.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2009	7	9,429	(0.1)%	3.9%
2019	395	20,150	(2.0)%	1.8%
Weighted average last ten years			(1.0)%	2.5%
Fairfax weighted average financing differential last ten years: 3.5%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, insurance contract payables, and unearned premium reserves, less insurance contract receivables, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. This no cost float is perhaps one of Fairfax's biggest assets and could be the key reason for our success in the future. In 2019, our "cost of float" was a 2.0% benefit, as we made an underwriting profit. In the last ten years, our float has cost us nothing (in fact, it provided an average 1.0% benefit per year) – while during that time it cost the Government of Canada an average 2.5% per year to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
									Total Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other		Run-off	Total
	($ billions)
2015	1.6	4.2	2.7	1.3	2.7	–	0.5	0.9	13.9	3.3	17.2
2016	1.7	4.1	2.9	1.2	2.8	–	0.5	0.9	14.1	2.8	16.9
2017	1.8	4.5	2.9	1.2	3.1	5.5	0.2	1.2	20.4	2.5	22.9
2018	1.7	4.7	2.9	1.2	2.8	5.1	0.2	1.1	19.7	3.0	22.7
2019	1.9	5.1	3.0	1.1	3.0	5.1	0.3	1.1	20.6	1.8	22.4

In the past five years our float has increased by 49%, due partly to organic growth in net premiums written at Odyssey Group and Crum & Forster, but due principally to the acquisition of Brit and Allied World, notwithstanding the sale of First Capital in 2017 and European Run-off not being included in 2019 as it will soon be equity accounted.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2018	22,718	834
2019	22,379	834

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2019	2018
Underwriting – insurance and reinsurance
Northbridge	46.7	47.0
Odyssey Group	89.9	181.1
Crum & Forster	51.8	32.6
Zenith	108.8	140.2
Brit	51.1	(77.0)
Allied World	57.7	42.9
Fairfax Asia	6.4	0.4
Other	(17.9)	(48.9)

Underwriting profit	394.5	318.3
Interest and dividends – insurance and reinsurance	713.0	637.8

Operating income	1,107.5	956.1
Run-off (excluding net gains (losses) on investments)	(214.7)	(197.9)
Non-insurance operations	(2.4)	380.3
Interest expense	(472.0)	(347.1)
Corporate overhead and other	98.1	(182.2)

Pre-tax income before net gains (losses) on investments	516.5	609.2
Net realized gains on investments	611.8	1,174.9

Pre-tax income including net realized gains on investments	1,128.3	1,784.1
Net change in unrealized gains (losses) on investments	1,104.4	(922.0)

Pre-tax income	2,232.7	862.1
Income taxes and non-controlling interests	(228.6)	(486.1)

Net earnings	2,004.1	376.0

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), run-off and non-insurance operations (which shows the pre-tax income (loss) before interest expense). Net realized gains and net change in unrealized gains (losses) are shown separately to help you understand the composition of our earnings. In 2019, after interest and dividend income, our insurance and reinsurance companies had operating income of $1.1 billion, due to higher interest and dividend income and improved underwriting profit. All in, after-tax income was $2.0 billion. Of our interest expense of $472.0 million, $268.4 million was from borrowings by our holding company and our insurance and reinsurance companies, while $135.8 million was from borrowings by our non-insurance companies, which are non-recourse to Fairfax, and $67.8 million was from our leases.

Corporate overhead and other of $98.1 million in income is because it includes investment management fees, holding company interest and dividends and holding company share of profit of associates, less corporate overhead, amortization of subsidiary companies' intangible assets and a loss on the repurchase of debt. We continue to focus on keeping holding company expenses low. (See more detail in the MD&A.)

Financial Position

The following table shows our financial position, excluding consolidated non-insurance companies, at the end of 2019 and 2018:

	2019	2018
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6	1,550.6

Borrowings – holding company	4,117.3	3,859.5
Borrowings – insurance and reinsurance companies	1,039.6	995.7

Total debt	5,156.9	4,855.2

Net debt	4,058.3	3,304.6

Common shareholders' equity	13,042.6	11,779.3
Preferred stock	1,335.5	1,335.5
Non-controlling interests(1)	1,519.8	1,437.1

Total equity	15,897.9	14,551.9

Net debt/total equity	25.5%	22.7%
Net debt/net total capital	20.3%	18.5%
Total debt/total capital	24.5%	25.0%
Interest coverage	9.8x	3.2x
Interest and preferred share dividend coverage	7.9x	2.6x
(1)
Excludes consolidated non-insurance companies' minority interests

As we did last year, we show you our financial position excluding the debt of non-insurance companies that we do not own 100%. When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company's financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company. Excluding non-insurance company debt, our debt/capital ratios are excellent, and for 2019, we had interest coverage of 9.8x.

We have a very strong financial position, with $1.1 billion in cash and investments at the holding company at the end of 2019 and no significant debt maturities until 2022 (we intend to continue to refinance near term maturities). In 2018, for the first time ever we issued euro debt – €750 million at 2.75% for 10 years. The proceeds were used to reduce near term maturities and hedge against our euro equity holdings. We now have access to the bond markets in Canada, the United States and Europe! Our financial position is rock solid!

Investments

The table below updates our investment results for 2019 in the same format as last year. This table is very important as it shows that Fairfax's investment results have been consistently very good since inception, with the exception of the 2011 – 2016 time period, when we treaded water.

					Total return on investments
			Share of profit (loss) of associates
	Average investments	Interest & dividends		Net gains (losses)
Period						% Return(1)
1986–1990	109	45	0	(1)	44	10.4
1991–1995	620	169	0	128	296	9.7
1996–2000	6,469	1,665	0	592	2,258	8.8
2001–2005	11,854	2,047	0	2,937	4,983	8.6
2006–2010	19,214	3,558	46	6,787	10,391	11.0
2011–2016	26,047	2,963	416	(85)	3,294	2.3
2017–2019	37,667	2,223	591	3,474	6,288	5.6

Cumulative from inception		12,669	1,054	13,833	27,555	8.0

(1)
Simple average of the total return on average investments for each year

As you can see, since inception we have made an 8% return on our investment portfolios. On a cumulative basis, we have earned more on realized and unrealized gains than on interest and dividend income. However, in the 2011 to 2016 time period, we had an average return of only 2.3% on investments because we had no net gains (actually an $85 million net loss) in spite of a significantly larger investment portfolio. This was a result of our hedging program, poor stock and bond selection and "value investing" being out of favour. In the last three years, particularly in 2019, we have come back some, but have some way to go before we reach historical results. We are working on it!

In 2019, we had $1.6 billion in realized and unrealized gains from our equity portfolios. I wanted to highlight some of our larger positions, as we did last year.

Early in 2019, Fokion Karavias (CEO of Eurobank) and George Chryssikos (CEO of Grivalia) came up with the idea of merging Grivalia into Eurobank, to strengthen the capital position of Eurobank, and accelerating its non-performing loan stock reduction through spinning out €7.5 billion of non-performing loans from the bank to its shareholders. We thought it was a brilliant idea but the process took time as it was subject to shareholder approval at Eurobank and Grivalia and regulatory approval from the ECB. As part of the same plan, Eurobank sold its non-performing loans management unit, FPS, to doValue S.p.A. (a public company listed in Italy) for €360 million. We expect all these transactions to close by March 31, 2020 and Eurobank to be well capitalized and on its way to earning 10% on its shareholders' equity in 2020. Last year, Greece had an election in which the business friendly party of Kyriakos Mitsotakis won a majority in the parliament. As the new Prime Minister, Kyriakos has the opportunity to transform Greece by encouraging foreign investment into the country and by being business friendly. Ten-year Greek government bonds, which peaked at a yield of 37% in 2012, came down to 10% in 2016 and are now trading below 1%. Recently, Greece did a 15-year bond issue at 1.9% and a 30-year issue at 2.5%. The animal spirits are coming back to Greece and we think the Greek economy and Greek companies will thrive. Eurobank should benefit!! Our cost of 1.2 billion shares of Eurobank after the Grivalia transaction is now 94¢ versus a book value of approximately 135¢ per share post the transaction. At year end, Eurobank was selling at 68% of book value and 6.5x normalized earnings. We still believe it will be a good investment for us.

Under the leadership of David Sokol as Chairman and Bing Chen as CEO and with the acquisition of APR Energy, we expect that the recently re-named Atlas Corp. (formerly Seaspan) will continue to be a significant driver of shareholder value over the long term. With the addition of APR, Atlas Corp. has become a holding company that we fully expect David and Bing will continue to build into a compounding machine (think Mid-American 2.0). We are very appreciative of the efforts of Chuck Ferry, APR's CEO, and John Campion, its founder, before him and we believe Chuck will do a tremendous job driving the business forward under David and Bing's leadership.

At year end, Atlas Corp. shares were selling at $14.21 per share, approximately 8.5x earnings, with a dividend yield of approximately 3.5%. Please remember that Mid-American, under David Sokol, compounded earnings at more than 20% over a 20-year period. Including the APR transaction, we have invested $760 million in common shares of Atlas Corp. (cost per share $7.57), and we hold 25 million warrants exercisable at $8.05 and $500 million of 5.5% debt.

We monetized APR in 2019 and we hope to monetize some of our remaining private companies with good results.

Recipe has a network of over 1,300 restaurants with total system sales in 2019 of approximately Cdn$3.5 billion and EBITDA of Cdn$216 million. The company continues to extend its brands outside restaurants to include grocery sales. Bill Gregson recently retired from the role of Chair at Recipe. On behalf of our shareholders we thank Bill for all of his efforts rejuvenating the company. Paul Rivett has taken over as Chair.

2019 was another difficult year for Fairfax Africa, with book value down $84.3 million from the previous year and a net loss of $61.2 million. The main drivers of the poor results were unrealized losses on investments in Atlas Mara and Consolidated Infrastructure Group. We remain positive about the prospects in Africa and our team is working hard with the portfolio companies and partners to maximize long-term value for shareholders. Please read the Fairfax Africa annual report where Mike Wilkerson gives you more details on Fairfax Africa's investments.

Last year I stated that Resolute has been a poor investment to date. I should have said, very poor!! Brad Martin chairs the Board at Resolute and he continues to work with management to find a path to increase shareholder value in a very tough environment for paper, pulp and lumber. Our net investment in Resolute is $745 million while the carrying value of our shares is approximately $200 million.

Our investment in the Davos craft spirit brands continues to do well. Davos is run by Andrew Chrisomalis and Blake Spahn and their leading partnership is with Ryan Reynolds in Aviation American Gin, which continues to exceed expectations. We are partners with David Sokol.

Propelled by its founder, Wade Barnes, Farmers Edge has continued to grow acres under contract and, along with it, predictable recurring revenue and cash flows. Bill McFarland has become the Chair of Farmers Edge and will continue to support Wade as he builds out this valuable precision agriculture platform.

Peak's Bauer brands are overseen by Ed Kinnaly and Easton brands by Dan Jelinek and Matt Arndt. Tony Palma recently retired as CEO at Easton. Tony worked very closely with the late Jim Easton, founder of Easton brands. We are very thankful for the turnaround that Tony oversaw and we wish him well in retirement.

Dexterra continues to provide industry-leading facilities management and operation solutions in Canada under the leadership of John MacCuish, its CEO. Bill McFarland is also Chair of Dexterra. The company continues to be the go-to service provider for some of the country's largest airports, premier retail and commercial properties, corporate campuses, research and education facilities, large industrial sites, defence and public assets, camps and catering and state-of-the-art healthcare infrastructure. The company is also one of the country's largest reforestation contractors and forest firefighters.

AGT is one of the largest suppliers of pulses in the world run by Murad Al-Katib, its CEO. AGT's exports of pulses has increased along with a resurgence in global demand, particularly in India, and continues to expand in its food retail business.

In our retail investments, Chad McKinnon and the teams at Golf Town and Sporting Life, supported by the founders, Dave and Patti Russell, continue to make strides to be stronger together with the benefit of reduced seasonality and the implementation of best practices for continued profitable growth and building a long term winning culture. We welcome Vic Bertrand as the new CEO of Toys "R" Us and Babies "R" Us. Vic was formerly the COO at Mega Brands (the Bertrand family business we previously supported) and he is working closely on retail initiatives with Chad.

CIB Bank, in Egypt, continues to perform spectacularly. In 2019, earnings were up 23% and the return on equity was 29.5%. CIB Bank has a low loan to deposit ratio of 43% and is very well capitalized, with a capital adequacy ratio of 26% and financial leverage of just 7.5x. Its ten-year return on equity is 27.5% and it is still selling at only 9x this year's estimated earnings. We own 7% of CIB and are very excited about its prospects under the leadership of Hisham Ezz Al Arab and Hussein Abaza.

Stelco had a difficult year in 2019 as its earnings dropped 90%. However, it has no debt, has the lowest cost steel production in North America and is selling at less than 5x normalized earnings. We continue to be very excited about its future under the leadership of Alan Kestenbaum, its CEO, and Chair Alan Goldberg. We own 13 million shares (14.6%) of Stelco at a cost of Cdn$20.27 per share.

We continue to support John Chen as he works diligently to make BlackBerry a growth company again. As I said last year, with the Cylance acquisition, John is working to become the most trusted AI-cybersecurity company. Still a work in progress!

    Debt and Warrant Deals

Company	Principal	Coupon	Warrant Maturity	Warrant Strike Price per Share	Stock Price	Potential Ownership
				(local currency)
Seaspan – 1st tranche	250	5.5%	Feb-2025	exercised	exercised
Seaspan – 2nd tranche	250	5.5%	Jan-2026	exercised	exercised
Seaspan – additional warrants			Jul-2025	$ 8.05	$14.21	42.3%
Chorus Aviation	154	6.0%	Dec-2024	8.25	8.09	13.1%
Mosaic Capital	115	5.7%	Jan-2024	8.81	5.50	61.6%
Altius Minerals	77	5.0%	Apr-2024	15.00	11.96	13.6%
Westaim	39	5.0%	Jun-2024	3.50	2.65	8.2%

	885	5.5%

As shown in the table on the previous page, we have invested $885 million in debt and warrant deals, with an average yield of 5.5%. We will get an annual income of $49 million while we wait for the warrants to become valuable over time. In the case of Seaspan (now Atlas Corp.), we exercised our original warrants early and thereby invested $500 million in common shares at $6.50 per share while receiving an additional 25 million warrants as an incentive for this early exercise.

The table below shows you the amazing track records of the FAANG stocks (plus Microsoft) in the last ten years:

	2010	2014	2019	10 year Compound Annual Growth Rate
	($ billions, except stock prices)
Alphabet (Google)
Revenue	29	66	162	21%
Net income	9	14	34	18%
Cash and marketable securities	35	64	120	17%
Shareholders' equity	46	104	201	19%
Stock price	297	531	1,339	16%
Amazon
Revenue	34	89	281	28%
Net income	1	-0.2	12	29%
Cash and marketable securities	9	17	55	24%
Shareholders' equity	7	11	62	28%
Stock price	180	310	1,848	30%
Apple
Revenue	65	183	260	20%
Net income	14	40	55	21%
Cash and marketable securities	51	155	206	20%
Shareholders' equity	48	112	90	11%
Stock price	46	110	294	26%
Facebook
Revenue	2	12	71	57%
Net income	1	3	18	55%
Cash and marketable securities	2	11	55	56%
Shareholders' equity	2	36	101	61%
Stock price		78	205	34%	(1)
Microsoft
Revenue	62	87	126	8%
Net income	19	22	39	10%
Cash and marketable securities	37	86	134	16%
Shareholders' equity	46	90	102	10%
Stock price	28	46	158	18%
Netflix
Revenue	2	6	20	28%
Net income	0.2	0.3	1.9	32%
Cash and marketable securities	0.4	1.6	5.0	32%
Shareholders' equity	0.3	1.9	7.6	44%
Stock price	25	49	324	45%
(1)
From IPO in 2012

As you can see in the table, the growth record is phenomenal. Revenue, net income, cash and marketable securities and shareholders' equity have grown at extraordinary rates. And last year was no different. Almost all of them grew at 15%-20% from the previous year! And we missed it completely! Shame on us for missing the most important trend in the US economy and reflected in the stock market.

Of course, the two most important questions now are will these trends continue and what are these companies selling at?

For some perspective on this phenomenon, we have to go back almost 50 years to the late 1960s and early 1970s when a group of stocks called the Nifty Fifty sold at extraordinary multiples. These companies included the established growth companies such as Coca-Cola, Pfizer, Merck and Anheuser-Busch, but also newer growth companies such as Polaroid, Avon and McDonald's. In 1972, these companies, on average, sold at a price earnings ratio of 42x versus 19x for the S&P500 – twice as expensive! Polaroid sold at 95x earnings, Avon Products at 61x, Xerox at 46x, Coca-Cola at 46x, Disney at 71x and Johnson & Johnson at 57x. Over the next ten years, many of these companies, such as Polaroid, did not survive; many had much lower growth rates (if any), and many such as Johnson & Johnson continued their growth record. In the 1974 stock market crash, when the S&P500 dropped 48% from its peak in 1973, many of these stocks dropped by over 70%. Almost none of them saw their 1972 highs for the next ten years.

Here's what the FAANG stocks (plus Microsoft) are selling at:

Price/earnings ratio
Alphabet (Google)	27x
Amazon	79x
Apple	25x
Facebook	32x
Microsoft	31x
Netflix	76x

Will the history of the Nifty Fifty repeat itself with these stocks? Only time will tell – suffice to say that, in our experience, trees don't grow to the sky.

Value stocks, on the other hand, have suffered greatly in the last ten years as money has gravitated to the tech stocks through ETFs and index funds. These six tech stocks have a total market value of $5 trillion – almost 20% of the S&P500 index, and they have a market value in excess of the market capitalization of France and Germany combined. Amazon and Facebook alone had a market value at year end 2019 in excess of the S&P/TSX 60, which includes the five largest Canadian banks.

So when the correction happens (and it may be happening as we speak), we expect value stocks to provide better protection on the downside and the "renaissance of value", a term coined by Ben Graham in 1974, may well take place again.

I remind you again that in the 1999 – 2002 time period, when most worldwide stock indices dropped by 50% mainly because of the dot.com crash, our stock portfolios went up 100%.

Value will out again!

One further observation: The 1960s were a time period not unlike the present one, when interest rates were low and inflation seemed under control. All of this changed in the late 1960s, inflation began rising in the early 1970s (in fact, Nixon imposed wage and price controls in 1971!) and interest rates followed suit. With record low unemployment and continued growth in the U.S. economy, we may witness a similar occurrence in the next few years.

There continue to be many risks in the world today, including world trade, China or a blow-up in the junk bond market. As we have said before, to protect us against these risks, we continue to retain $100 billion notional amount in deflation hedges which still have 2.8 years to go and are now on our balance sheet at only $7 million.

Under the leadership of Wade Burton, the transition of the management of our investment portfolios to a younger group at Hamblin Watsa is going very well. Here's how we have delegated the investment management of some of our stock and bond portfolios across the world:

HWIC Professionals	Geography
Wade Burton and Lawrence Chin	United States/Canada
Yi Sang	Asia
Jamie Lowry and Ian Kelly	Europe
Jeff Ware	South America
Quinn McLean	Middle East and South Africa
Gopal Soundarajan	India
Reno Giancola	Canada

Wade has achieved outstanding results since he began managing portfolios for us in 2008. Over that period, up to June 2018, Wade had a 19.5% compound return on his stock portfolio. Since June 2018, Wade and Lawrence Chin, who joined us in 2016, have compounded a stock and bond portfolio at 9.8% annually. We are looking forward to Wade's increasing impact on Fairfax's investment portfolios over time.

Our team at Hambin Watsa also includes Wendy Teramoto, Peter Furlan, Paul Ianni and Davis Town, who all work with our portfolio managers. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to manage the rest of the portfolio with much input from Wade and his team.

Miscellaneous

We maintained our dividend in 2019 at $10 per share. As I have mentioned to you before, we are focused on using our free cash flow, in excess of what we need for our business, to buy back stock so it is unlikely our dividend will be increased soon. Since we began paying dividends, we have paid cumulative dividends of $123 per share.

May 21, 2019 was the saddest day in our 34 years as we learned of the sudden passing of Dave Bonham. Dave was incredibly bright and disciplined as our CFO with a great sense of humour, quick wit and caring nature. He was a great CFO, colleague and friend and we will all miss him greatly.

Paul Rivett told me recently that for family reasons, he wanted to retire as President of Fairfax. It was with great sadness that I accepted his decision. For 17 years, Paul has given his all and has been instrumental in our success over that time. I have had the pleasure of working very closely with Paul all those years and I will miss him greatly. He retires with our gratitude and best wishes to him, his wife and his children in his retirement. Paul has agreed to continue as the Chair of certain Fairfax investees, including Fairfax Africa and Recipe. I and other Fairfax executive officers will be assuming Paul's other responsibilities.

One sad result of having wonderful employees who never leave once they join is that eventually they reach retirement age – that's the case with Ronald Schokking, who has been a Fairfax officer since 1989. Ronald has done a great job for us as Treasurer and in several financial roles, most importantly in developing and overseeing our international financial operations. Ronald will be retiring as an officer at the end of 2020, although he will continue to be available to us as a consultant. We are very appreciative of the skill with which he navigated his special areas, and wish him, his wife and his family the very best in his retirement.

Over our 34-year history, we have always operated at Fairfax with a small team which, with great integrity, team spirit and no egos, protects our company from unexpected downside risks and which takes advantage of opportunities when they arise. Our outstanding team of officers at Fairfax and Hamblin Watsa is further strengthened by Andy Barnard, Jonathan Godown and Bijan Khosrowshahi. This group has worked together for a long time – with trust and a long term focus.

We were pleased to announce in August that Jennifer Allen was appointed CFO of Fairfax. Jennifer has been with Fairfax for over 13 years, most recently serving as a Vice President of Fairfax and CFO of Fairfax India and Fairfax Africa. At the same time we were happy to announce that Amy Sherk, who has been with us for 16 years, was appointed CFO of Fairfax India and Fairfax Africa. Both have demonstrated the qualities we admire as officers of Fairfax. We are so fortunate to have this executive depth within our group.

Our employees are our most important asset and their health and well-being is critical to our long-term viability. Actively working to improve their health and well-being is not only the right thing to do, but it makes good business sense. We have had longstanding relationships with both The Cleveland Clinic and Johnson & Johnson, two world class health organizations, and we are fortunate to have them as partners in this initiative. The Cleveland Clinic has met with the senior management of our largest organizations to offer innovative solutions for employee wellness including assessments of current programs, executive physicals, virtual care and second opinions. These meetings have expanded to include our international operations so that our people, regardless of where they are in the world, can access world class healthcare when needed.

I am very happy to advise that Bill Weldon, who until his retirement in 2012 was the CEO of Johnson & Johnson, has enthusiastically agreed to join the Fairfax Board at this year's annual meeting. Bill has been a consultant to Fairfax, giving us the benefit of his experience in running a large, decentralized, highly principled company, so Bill and Fairfax are already familiar with each other, and mutually know that this will be a good fit.

After eight years on our Board, John Palmer determined not to stand for re-election. John has been a strong supporter of Fairfax over all these years and we have benefitted from his broad range of experience. We wish him and his wife well in his retirement.

One other Board matter: Tony Griffiths suggested to me that, to ease off a little, he would like to continue as a director but not as the Lead Director. I'm pleased to report that Bill McFarland has kindly agreed to assume the Lead Director role after the annual meeting.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	12%	12%	13%	12%	14%

If an employee earning $40,000 had participated fully in this program since its inception, he or she would have accumulated 3,620 shares of Fairfax worth Cdn$2.2 million at the end of 2019. I am happy to say, we have many employees who have done exactly that!

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2019, we donated $23 million, for a total of $216 million since we began. Over the 29 years since we began our donations program, our annual donations have gone up approximately 120 times at a compound rate of 18% per year. Allow me to highlight briefly just a few examples of our company donations:

The Northbridge Cares program, through donations and volunteer hours (2,500 in 2019) focuses on empowering, educating and supporting Canadian youth at risk to reach their potential by partnering with selected national organizations. In addition, under a community impact initiative launched last year, each of Northbridge's offices across Canada received funding for local charities chosen by employees.

The Odyssey Group Foundation continues to support charitable organizations focused on worldwide disaster relief, cancer research, education, healthcare and human services, while Odyssey's employee voting campaign directs funding to 92 charities around the world. In 2019, new grants were awarded to MD Anderson Cancer Center, Mt. Sinai Health System and the American Red Cross for Relief for Victims of Hurricane Dorian in the Bahamas.

Crum & Forster gives back to the communities where its employees live and work through service hours, corporate donations, matching gift programs and an employee-led charitable impact committee. In 2019, 400 employees participated in 20 community-based programs throughout the United States and personally donated to over 600 organizations, with an emphasis on healthcare and education.

Zenith in 2019, besides continuing its annual financial and employee volunteer support to many organizations, instituted its first annual Give Together Campaign, a weeklong event during which Zenith employees worked together, had fun and gave generously supporting Feeding America and Ronald McDonald House Charities. Zenith employees also created more than 5,000 hygiene kits that the American Red Cross distributed to military hospitals, medical facilities and homeless veterans.

Brit again in 2019 sent a cohort of volunteers for a week to help the development of the Soweto Academy in Kibera, Kenya and continued its support for Team BRIT, a team of disabled motor racing drivers, for Great Ormond Street Hospital, a world-leading children's hospital based in London, and for ten staff-nominated charities.

In 2019, Allied World supported many charities and community service projects with a primary focus on education, healthcare and the arts and culture, including continued support to the N.Y. Police and Fire Widows' & Children's Benefit Fund, the Citizens Committee for New York City (whose mission it is to improve the quality of life for lower-income New Yorkers) and the Spencer Educational Foundation. Globally, Allied World employees donated thousands of hours servicing the needs of their local communities.

RiverStone's unwavering commitment to the community in both the US and the UK continued in 2019 with donations to local food banks, many types of children's services, health and education services, and other organizations serving local needs, and meaningful donations to the charities that mattered most to its employees through its program of providing a 3:1 match on all eligible charitable contributions. In the US, RiverStone unveiled a new program allowing employees eight hours per year of paid time off while volunteering at charitable organizations.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on Thursday, April 16, 2020 at Roy Thomson Hall. As in the past few years, we will have booths (the number keeps growing each year) which will provide information and allow you the opportunity to interact with the Presidents and senior members of our insurance companies, such as Northbridge, Odyssey Group, Crum & Forster, Zenith, Brit, Allied World, RiverStone, Fairfax Asia (which now includes AMAG, Pacific Insurance, Falcon, BIC (our insurance operation in Vietnam), Fairfirst (our insurance operation in Sri Lanka) and Paramount Health Group), Bryte, Onlia, and the Gulf Insurance Group, along with Colonnade, which covers Central and Eastern Europe, and our Latin American operations which cover Colombia, Argentina, Uruguay and Chile. Digit, our online insurance company which is one of the fastest growing insurance companies in India, and Fairfax Worldwide, which will help provide us the ability to collaborate across the Fairfax group of companies to seamlessly and reliably issue locally admitted insurance policies, will also be there. For the continually increasing number of pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favorite pet: stop by the Pethealth booth and take advantage of some special offers that Sean has for you. To give you ample time to visit all our booths, the doors to Roy Thomson Hall will open at 8:00 a.m.

The Fairfax Leadership Workshop continues to grow and develop our leaders of tomorrow. We now have about 200 individuals who have attended the program. Many have moved on to senior leadership roles and some are running our companies. You will recognize them by the special pins they wear that even I do not get. You will see them at the various insurance company booths, so stop by and speak to them. In addition, the booths will showcase some of our non-insurance company investments, including some you have known previously, such as William Ashley, Sporting Life, Quess, Golf Town, Boat Rocker Media, AGT Foods, Altius Minerals, Peak Achievement, Rouge Media, Zoomermedia, Blue Ant Media, Davos Brands and Toys "R" Us. Our innovation lab that we started in Waterloo, for which we created our FairVentures company, continues to grow and support innovation at all our companies, so please stop by and visit its booth where Dave Kruis, who runs the FairVentures innovation lab, will be happy to let you know some of our new acquisitions and the creative solutions that they are working on for our companies.

Like last year, after our meeting we will have Recipe, which now includes The Keg, and McEwan's, led by celebrity chef Mark McEwan, tantalize your taste buds with some of their delicious offerings from their various restaurants. I reiterate that we are now the third largest restaurant company in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space, and we are continuing to strategically add to our collection.

Madhavan Menon from Thomas Cook India will again offer you a discount to take your family for a trip of a lifetime to India, so this year he expects to see many of you visit him and sign up. Everyone who has gone has come back with glowing reports and having done it myself, I can vouch for it.

Last year at our shareholders' meeting I told you about the investor trip to India that we were planning on offering our shareholders so that they could see for themselves firsthand the transformation and opportunities that India has to offer. The trip was to give our shareholders a chance to take in some sightseeing and to experience the culture, the people and the cuisine, while exposing them to some of the companies that we have invested in and giving them the chance to interact with the Presidents who run those companies.

The response was great, and all who went were very impressed. Madhavan Menon, Dipak Deva and his group, of course with help from our Vinodh Loganadhan, did an outstanding job; from all the feedback we received, our shareholders had a memorable trip giving them a deeper understanding of why we think India is going to continue to be an exceptional investment opportunity in the years to come. Madhavan will be offering this trip again in the future, so stay tuned.

We will also have Hari Marar, who runs Bangalore International Airport, on hand and you can hear from him all the exciting things that he has planned in the year ahead, such as adding a second runway and beginning to carry out the exciting plans for the land surrounding the airport. BIAL is on the way to being one of the best airports in the world. Ajit Isaac from Quess, which is the largest private employer in India, will be at the meeting, as will Nirmal Jain from IIFL and Vijay Sankar from Sanmar Chemicals Group. Sterling Resorts, NCML, Saurashtra Freight, Fairchem, Privi Organics, Primary Real Estate, Quantum, Seven Islands Shipping and CSB Bank will round out the investments that we have in India, each represented by its CEO. I guarantee that after you speak to them, you will be as excited as I am regarding our investments in India.

Also, stop by Golf Town, where you can improve your putting in a three-hole contest, with the winner getting a prize: you might find many of our Presidents and directors there as well, practising their putting! We also have Easton and Bauer, which will showcase some of their latest equipment that makes them the leader in hockey equipment, with ice hockey being the number one sport in Canada.

Altogether, this is a fantastic opportunity for you to learn more about our companies, as well as to get some discounts for shopping at William Ashley, Toys "R" Us, Sporting Life and Golf Town and for dining at Recipe and The Keg.

As in the past, highlighted will be two excellent programs that we support: The Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be its ninth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding! This year's luncheon keynote speaker will be Howard Marks, followed by Larry Culp, the CEO of General Electric. James Grant of Grant's Interest Rate Observer will be the morning keynote speaker.

This year Lawrence Cunningham, an author and a law professor at George Washington University, will be on hand with his bestselling book, The Best Executive Letters, containing letters from Warren Buffett, yours truly and other CEOs. He will have some copies that he will autograph for a donation to the Crohn's & Colitis Foundation in memory of my assistant, Jo Ann Butler.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting at 2:00 p.m. on April 16 at Roy Thomson Hall. Chandran Ratnaswami, Amy Sherk, John Varnell, Sumit Maheshwari and the CEOs of many of Fairfax India's investees will be on hand to answer any questions you may have. As noted above, Fairfax India will also showcase the companies in its portfolio at the booths in the foyer, so stop by and visit them and hear firsthand about all the wonderful things taking place in India and the vast potential that lies ahead there.

Fairfax Africa will hold its second shareholders' meeting on Wednesday, April 15 at 2:30 p.m. at the Royal York Hotel in Toronto. Fairfax Africa will also have a booth at our meeting, so stop by and say hello to Michael Wilkerson and Neil Holzapfel and learn about the exciting opportunities that are unfolding in Africa.

So as we have done for the last 34 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our dedicated directors and the fine men and women who work at and run our companies. I personally am inspired every time that I meet all of you, and when I hear your stories I want to work twice as hard to make a return for you in the long term.

We are truly blessed to have the loyal shareholders that we have, and I look forward to seeing you at our shareholders' meeting in April.

March 6, 2020

V. Prem Watsa

Chairman and Chief Executive Officer

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Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors (the "Board").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of AGT Food and Ingredients Inc. as of December 31, 2019 because it was acquired by the company in a business combination during 2019. The operations of AGT Food and Ingredients Inc. represented approximately 3.7% of the company's consolidated income for the year ended December 31, 2019 and represented approximately 1.6% and 1.9% of the company's consolidated assets and liabilities respectively as at December 31, 2019. Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 6, 2020

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded AGT Food and Ingredients Inc. from its assessment of internal control over financial reporting as of December 31, 2019 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2019. We have also excluded AGT Food and Ingredients Inc. from our audit of internal control over financial reporting. AGT Food and Ingredients Inc. is a subsidiary whose total assets, total liabilities and total income excluded from management's assessment and our audit of internal control over financial reporting represent 1.6%, 1.9% and 3.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of private placement debt securities as a type of Level 3 investment

As described in Notes 3 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as Level 3 investments. Level 3 investments represent 14.4% of the Company's holding company cash and investments and portfolio investments measured at fair value of $34,184.6 million at December 31, 2019. Valuation of Level 3 investments uses valuation techniques and unobservable inputs that depend on the type of investment. Management used its own assumptions regarding unobservable inputs, as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated as at the measurement date. Private placement debt securities measured at fair value of $1,420.1 million at December 31, 2019, are a type of Level 3 investment that can be valued using varying valuation techniques and incorporate significant unobservable inputs, leading to a higher degree of estimation uncertainty. These securities are valued by management using primarily industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities as a type of Level 3 investment is a critical audit matter were there was (1) significant judgement required by management in selecting the relevant discounted cash flow model and determining the credit spreads as a significant unobservable input when developing the fair value of these investments, (2) a high degree of auditor subjectivity and judgement in performing procedures to evaluate i) management's selection of valuation techniques, such as discounted cash flow models, and ii) management's determination of credit spreads as a significant unobservable input. Hence, this resulted in significant audit effort, which included the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls over the valuation of the Level 3 investments, including management review controls over the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input. These audit procedures also included testing management's process for developing the fair values or developing independent fair values to compare to those determined by management. Professionals with specialized skill and knowledge were used to develop independent fair values using industry-accepted valuation models and to assist in the evaluation of the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input. Evaluating the reasonableness of credit spreads as a significant unobservable input involved considering consistency with, as applicable: (i) current and past performance of the particular investment, (ii) relevant external market and industry data, and (iii) evidence obtained in other areas of the audit. Further audit procedures included, among others, testing the completeness and accuracy of the underlying data used by management in the valuation process of the private placement debt securities.

Valuation of reserves for incurred but not reported losses

As described in Notes 3, 4 and 8 to the consolidated financial statements, provision for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices which are designed to ensure the Company establishes an appropriate reserve on its consolidated balance sheet for both reported and incurred but not reported (IBNR) losses as of the end of each accounting period. Management determines the undiscounted reserves for IBNR losses based on assumptions that represent best estimates of the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date but have not yet been reported. The Company's reserves for IBNR losses, net of reinsurance (IBNR reserves), as of December 31, 2019 were $13,301.1 million. There are varying actuarial projection methodologies that have been applied by management in the estimation of IBNR reserves, based on product line, type and extent of coverage. These methodologies require management to develop significant assumptions including; expected loss ratios, loss development patterns, claim frequencies and severities, exposure, expected reinsurance recoveries and trends.

The principal considerations for our determination that performing procedures relating to the valuation of IBNR reserves is a critical audit matter were there was (1) significant judgement required by management when selecting the actuarial projection methodologies and developing their assumptions to determine the IBNR reserves and (2) a high degree of auditor judgement, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management's actuarial projection methodologies and significant assumptions including; expected loss ratios, loss development patterns, claims frequencies and severities, exposure, expected reinsurance recoveries and trends. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the Company's valuation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions including; expected loss ratios, loss development patterns, claims frequencies and severities, exposure, expected reinsurance recoveries and trends. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing an independent estimate of the IBNR reserves by product line, type and extent of coverage. The IBNR reserves determined by management are compared to the total amount tested through the development of an independent estimate and the remaining portion subjected to other procedures. Developing an independent estimate involved i) selecting the actuarial projection methodology, ii) developing significant assumptions based on data provided by management, iii) where there was limited historical data, consideration of market views and peer company benchmarking to further inform independent development of significant assumptions and iv) testing the completeness and accuracy of the data provided by management.

Discounted cash flows used to determine recoverable amounts when assessing the impairment of goodwill, indefinite-lived intangible assets and investments in associates

As described in Notes 3, 4 and 12 to the consolidated financial statements, goodwill of $2,997.3 million and indefinite-lived intangible assets not subject to amortization of $1,790.5 million as of December 31, 2019 are assessed for impairment annually or more frequently if there are indicators of impairment. Impairment of goodwill and indefinite-lived intangible assets is assessed by comparing the carrying value of the cash-generating unit (CGU) or group of CGUs to which these assets are allocated to their recoverable amounts, with any impairment measured as the excess of the carrying amount over the recoverable amount of the respective CGU or group of CGUs. Furthermore, as described in Note 6 to the consolidated financial statements, investments in associates had a carrying value of $4,820.0 million as of December 31, 2019, of which $1,148.2 million represented investments in associates with fair values below their carrying values. If there is objective evidence that the carrying value of an associate is impaired, impairment is measured as the excess of the carrying amount over the recoverable amount of the associate. Discounted cash flows, when used to determine the recoverable amount of a CGU or a group of CGUs, to which goodwill or indefinite-lived intangible assets are allocated, are based on a fair value less costs to sell or a value-in-use model. Discounted cash flows, when used to determine the recoverable amount of associates, are based on a value-in-use model. The estimates of the recoverable amounts required significant judgements and assumptions in determining the discounted cash flows, which included discount rates, long term growth rates and working capital requirements, and also included (i) for goodwill, premiums, investment returns, revenues and expenses, (ii) for indefinite-lived intangible assets, revenues and royalty rates, and (iii) for investments in associates, annual capital expenditures, valuations of the pension funding liability on a going concern basis and cash taxes payable.

The principal considerations for our determination that performing procedures relating to the discounted cash flows used to determine recoverable amounts when assessing the impairment of goodwill, indefinite-lived intangible assets and investments in associates is a critical audit matter were there was (1) significant judgement by management in developing the significant assumptions including discount rates, long term growth rates, working capital requirements, premiums, investment returns, revenues, expenses, royalty rates, annual capital expenditures, valuation of pension funding liability on a going concern basis and cash taxes payable; and (2) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management's significant assumptions. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included testing the effectiveness of controls relating to management's preparation of discounted cash flows including controls over the development of significant assumptions. For the majority of the recoverable amounts of the respective CGU or group of CGUs to which goodwill and indefinite-lived intangibles are allocated and for the recoverable amounts related to investments in associates where fair value is below carrying value, these procedures included: testing management's process for determining the recoverable amounts; evaluating the appropriateness of the models used; testing the completeness and accuracy of underlying data used in the discounted cash flows; and evaluating the reasonableness of the significant assumptions described above by comparing to current and past performance as well as to relevant external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flows, including the significant assumptions of royalty rates, discount rates and long term growth rates.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 6, 2020

We have served as the Company's auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2019 and December 31, 2018

	Notes	December 31, 2019	December 31, 2018
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $5.5; December 31, 2018 – $21.5)	5, 27	1,098.9	1,557.2
Insurance contract receivables	10	5,435.0	5,110.7
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $664.8; December 31, 2018 – $560.9)	5, 27	10,021.3	6,722.0
Bonds (cost $15,353.9; December 31, 2018 – $19,281.8)	5	15,618.1	19,256.4
Preferred stocks (cost $241.3; December 31, 2018 – $327.2)	5	578.2	260.1
Common stocks (cost $5,533.7; December 31, 2018 – $5,014.2)	5	5,287.6	4,431.4
Investments in associates (fair value $3,357.3; December 31, 2018 – $3,279.1)	5, 6	3,195.8	3,471.9
Derivatives and other invested assets (cost $1,168.7; December 31, 2018 – $971.3)	5, 7	759.1	563.6
Assets pledged for short sale and derivative obligations (cost $146.7; December 31, 2018 – $164.8)	5, 7	146.9	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 6, 27	2,504.6	2,562.9

		38,111.6	37,432.9

Assets held for sale	23	2,785.6	–
Deferred premium acquisition costs	11	1,344.3	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $637.3; December 31, 2018 – $651.0)	8, 9	9,155.8	8,400.9
Deferred income taxes	18	375.9	497.9
Goodwill and intangible assets	12	6,194.1	5,676.9
Other assets	13	6,007.3	4,568.3

Total assets		70,508.5	64,372.1

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2019	December 31, 2018
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,814.1	3,020.0
Short sale and derivative obligations (including at the holding company – $0.3; December 31, 2018 – $6.6)	5, 7	205.9	149.5
Liabilities associated with assets held for sale	23	2,035.1	–
Insurance contract payables	10	2,591.0	2,003.1
Insurance contract liabilities	8	35,722.6	35,353.9
Borrowings – holding company and insurance and reinsurance companies	15	5,156.9	4,855.2
Borrowings – non-insurance companies	15	2,075.7	1,625.2

Total liabilities		52,601.3	47,006.9

Equity	16
Common shareholders' equity		13,042.6	11,779.3
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		14,378.1	13,114.8
Non-controlling interests		3,529.1	4,250.4

Total equity		17,907.2	17,365.2

		70,508.5	64,372.1

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	17,511.2	15,528.3

Net premiums written	25	13,835.6	12,431.0

Gross premiums earned		16,611.0	15,001.4
Premiums ceded to reinsurers		(3,381.3)	(2,935.4)

Net premiums earned	25	13,229.7	12,066.0
Interest and dividends	5	880.2	783.5
Share of profit of associates	6	169.6	221.1
Net gains on investments	5	1,716.2	252.9
Other revenue	25	5,537.1	4,434.2

		21,532.8	17,757.7

Expenses
Losses on claims, gross	8	11,758.9	10,598.6
Losses on claims, ceded to reinsurers	9	(3,070.8)	(2,775.2)

Losses on claims, net	26	8,688.1	7,823.4
Operating expenses	26	2,476.3	2,444.7
Commissions, net	9	2,206.8	2,051.0
Interest expense	15	472.0	347.1
Other expenses	25, 26	5,456.9	4,229.4

		19,300.1	16,895.6

Earnings before income taxes		2,232.7	862.1
Provision for income taxes	18	261.5	44.2

Net earnings		1,971.2	817.9

Attributable to:
Shareholders of Fairfax		2,004.1	376.0
Non-controlling interests	16	(32.9)	441.9

		1,971.2	817.9

Net earnings per share	17	$72.80	$12.03
Net earnings per diluted share	17	$69.79	$11.65
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	26,901	27,506

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions)

Net earnings		1,971.2	817.9

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		101.4	(661.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(105.6)	166.3
Gains (losses) on hedge of net investment in European operations	7	(35.3)	57.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	6	(37.7)	(49.1)

		(77.2)	(486.9)

Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	21	(69.3)	10.2
Share of net losses on defined benefit plans of associates	6	(41.3)	(44.0)

		(110.6)	(33.8)

Other comprehensive loss, net of income taxes		(187.8)	(520.7)

Comprehensive income		1,783.4	297.2

Attributable to:
Shareholders of Fairfax		1,857.7	65.5
Non-controlling interests		(74.3)	231.7

		1,783.4	297.2

	2019	2018

Income tax (expense) recovery included in other comprehensive loss
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(4.3)	2.9
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	(7.3)	4.6

	(11.6)	7.5

Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	29.8	(2.0)
Share of net losses on defined benefit plans of associates	6.5	5.6

	36.3	3.6

Total income tax recovery	24.7	11.1

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2019 and 2018
(US$ millions)

	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)(2)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings (loss) for the year	–	–	–	2,004.1	–	2,004.1	–	2,004.1	(32.9)	1,971.2
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	118.3	118.3	–	118.3	(16.9)	101.4
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(105.6)	(105.6)	–	(105.6)	–	(105.6)
Losses on hedge of net investment in European operations	–	–	–	–	(35.3)	(35.3)	–	(35.3)	–	(35.3)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(20.1)	(37.7)
Net gains (losses) on defined benefit plans	–	–	–	–	(69.4)	(69.4)	–	(69.4)	0.1	(69.3)
Share of net losses on defined benefit plans of associates	–	–	–	–	(36.8)	(36.8)	–	(36.8)	(4.5)	(41.3)
Issuances for share-based payments	–	30.8	(35.6)	–	–	(4.8)	–	(4.8)	(0.3)	(5.1)
Purchases and amortization for share-based payments (note 16)	–	(104.4)	80.1	–	–	(24.3)	–	(24.3)	5.3	(19.0)
Purchases for cancellation (note 16)	(61.8)	–	–	(56.2)	–	(118.0)	–	(118.0)	–	(118.0)
Common share dividends	–	–	–	(278.0)	–	(278.0)	–	(278.0)	(175.8)	(453.8)
Preferred share dividends	–	–	–	(45.8)	–	(45.8)	–	(45.8)	–	(45.8)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	121.7	121.7
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(466.2)	(466.2)
Other net changes in capitalization (notes 16 and 23)	–	–	(14.4)	(109.1)	–	(123.5)	–	(123.5)	(131.7)	(255.2)

Balance as of December 31, 2019	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2

Balance as of January 1, 2018	6,905.4	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the year	–	–	–	376.0	–	376.0	–	376.0	441.9	817.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(459.0)	(459.0)	–	(459.0)	(202.2)	(661.2)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	166.3	166.3	–	166.3	–	166.3
Gains on hedge of net investment in European operations	–	–	–	–	57.1	57.1	–	57.1	–	57.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(42.6)	(42.6)	–	(42.6)	(6.5)	(49.1)
Net gains on defined benefit plans	–	–	–	–	9.9	9.9	–	9.9	0.3	10.2
Share of net losses on defined benefit plans of associates	–	–	–	–	(42.2)	(42.2)	–	(42.2)	(1.8)	(44.0)
Issuances for share-based payments	–	34.7	(35.3)	–	–	(0.6)	–	(0.6)	–	(0.6)
Purchases and amortization for share-based payments (note 16)	–	(214.0)	66.1	–	–	(147.9)	–	(147.9)	2.3	(145.6)
Purchases for cancellation (note 16)	(46.4)	–	–	(46.3)	–	(92.7)	–	(92.7)	–	(92.7)
Common share dividends	–	–	–	(283.2)	–	(283.2)	–	(283.2)	(159.5)	(442.7)
Preferred share dividends	–	–	–	(45.1)	–	(45.1)	–	(45.1)	–	(45.1)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	(5.8)	(5.8)
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(212.5)	(212.5)
Other net changes in capitalization (notes 16 and 23)	–	–	(16.4)	(185.2)	9.3	(192.3)	–	(192.3)	(206.7)	(399.0)

Balance as of December 31, 2018	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2

(1)
Includes multiple voting shares with a carrying value of $3.8 at January 1, 2018, December 31, 2018 and December 31, 2019.

(2)
Accumulated other comprehensive loss at December 31, 2019 of $711.7 included European Run-off's loss of $127.5 related primarily to net unrealized foreign currency translation losses (note 23).

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2019 and 2018

	Notes	2019	2018
		(US$ millions)
Operating activities
Net earnings		1,971.2	817.9
Depreciation, amortization and impairment charges	26	611.5	350.9
Net bond discount amortization		(116.3)	(141.0)
Amortization of share-based payment awards		80.1	66.1
Share of profit of associates	6	(169.6)	(221.1)
Deferred income taxes	18	83.8	(105.0)
Net gains on investments	5	(1,691.0)	(248.7)
Net increase in fair value of investment property		(25.2)	(24.4)
Net purchases of securities classified at FVTPL	27	(366.7)	(2,749.3)
Loss on repurchase of borrowings	15	23.7	58.9
Changes in operating assets and liabilities	27	953.9	271.4

Cash provided by (used in) operating activities		1,355.4	(1,924.3)

Investing activities
Sales of investments in associates	6	323.8	444.8
Purchases of investments in associates	6	(772.1)	(535.8)
Net purchases of investment property		(184.4)	(141.7)
Net purchases of premises and equipment and intangible assets		(319.6)	(236.5)
Purchases of subsidiaries, net of cash acquired	23	(210.1)	(163.1)
Sale of subsidiary, net of cash divested	23	–	71.4
Deconsolidation of subsidiary	23	(41.6)	(67.7)

Cash used in investing activities		(1,204.0)	(628.6)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		456.5	1,490.7
Repayments		(326.7)	(1,246.5)
Net borrowings (repayments) on insurance and reinsurance companies' revolving credit facilities		132.1	(42.2)
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		302.7	664.0
Repayments		(308.5)	(660.6)
Net borrowings (repayments) on revolving credit facilities and short term loans		(16.9)	41.4
Decrease in restricted cash related to financing activities		–	150.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	3	(59.9)	–
Principal payments on lease liabilities – non-insurance companies	3	(166.1)	–
Subordinate voting shares:	16
Purchases for treasury		(104.4)	(214.0)
Purchases for cancellation		(118.0)	(92.7)
Common share dividends	16	(278.0)	(283.2)
Preferred share dividends	16	(45.8)	(45.1)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	44.7	103.1
Purchases of non-controlling interests	23	(151.4)	(382.0)
Dividends paid to non-controlling interests	16	(197.7)	(159.5)

Cash used in financing activities		(837.4)	(676.1)

Decrease in cash and cash equivalents		(686.0)	(3,229.0)
Cash and cash equivalents – beginning of year		4,536.9	7,935.0
Foreign currency translation		12.4	(169.1)

Cash and cash equivalents – end of year	27	3,863.3	4,536.9

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	43
2.	Basis of Presentation	43
3.	Summary of Significant Accounting Policies	43
4.	Critical Accounting Estimates and Judgments	58
5.	Cash and Investments	60
6.	Investments in Associates	68
7.	Short Sales and Derivatives	74
8.	Insurance Contract Liabilities	77
9.	Reinsurance	81
10.	Insurance Contract Receivables and Payables	82
11.	Deferred Premium Acquisition Costs	83
12.	Goodwill and Intangible Assets	83
13.	Other Assets	85
14.	Accounts Payable and Accrued Liabilities	85
15.	Borrowings	86
16.	Total Equity	88
17.	Earnings per Share	92
18.	Income Taxes	92
19.	Statutory Requirements	95
20.	Contingencies and Commitments	96
21.	Pensions and Post Retirement Benefits	97
22.	Leases	98
23.	Acquisitions and Divestitures	99
24.	Financial Risk Management	104
25.	Segmented Information	120
26.	Expenses	126
27.	Supplementary Cash Flow Information	126
28.	Related Party Transactions	128
29.	Subsidiaries	129

Notes to Consolidated Financial Statements
for the years ended December 31, 2019 and 2018
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2019 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, assets held for sale, deferred premium acquisition costs, short sale and derivative obligations, liabilities associated with assets held for sale and insurance contract payables. The following balances are considered non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 6, 2020.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired, which is typically the acquisition date. The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2019 and 2018 based on individual holding companies' and subsidiaries' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant operating subsidiaries are identified in note 29.

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest's share of changes in the subsidiary's net earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit inclusive of its allocated goodwill to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd's participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company's other investments in equity instruments. See "Determination of fair value" under the heading of "Investments" in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate's fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income are reclassified to the consolidated statement of earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture's relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India and Fairfax Africa cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivatives, short sales and other invested assets (primarily investment property). Management determines the appropriate classifications of investments at their acquisition date.

Classification – Short term investments, bonds, preferred stocks, common stocks, short sales and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company's business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company's short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company's business model of maximizing total investment return on a fair value basis.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date gain (loss) and the cumulative reversal of prior period unrealized gains (losses) equals that financial instrument's net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of less than twelve months when purchased, are classified as bonds.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked ("CPI-linked") and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets and as a component of Fairfax Africa's portfolio investments. The fair value of derivatives in a loss position and short sales are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives and short sales are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for short sale and derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Short sales – Short sales represent obligations to deliver securities which were not owned at the time of sale and are classified as financial liabilities at FVTPL. Such transactions are typically undertaken in anticipation of a decline in the market value of a security or for risk management purposes.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options, certain warrants and securities sold short are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs that require management to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporate market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currency of some of the company's subsidiaries (principally in Canada, the United Kingdom, India and other parts of Asia) differ from the consolidated group's U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income, and recycled from accumulated other comprehensive income to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure growth and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster's estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company's Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers' portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers' share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income or in equity. In those cases, the income taxes are also recognized in other comprehensive income or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

On December 22, 2017 the United States enacted the Tax Cuts and Jobs Act ("U.S. tax reform") that, among other changes, introduced a new minimum base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"), applicable to U.S. corporate income tax for tax years beginning after December 31, 2017. The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its net deferred income tax asset.

Assets held for sale and liabilities associated with assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than through continuing use. A disposal group consists of assets to be transferred as a group, liabilities directly related to those assets and any goodwill acquired in a business combination allocated to the disposal group if the disposal group is a cash-generating unit. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

When a sale is expected to result in loss of control of a subsidiary, all of the subsidiary's assets and liabilities are classified as held for sale even if the company will retain an interest in its former subsidiary after the sale.

When a sale involves an investment in associate or a portion thereof, the portion to be sold is classified as held for sale. The equity method of accounting is no longer applied to the portion to be sold, and continues to be applied to the retained portion if there is significant influence.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, accrued interest expense, legal fees, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees – The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company's incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors – The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

Operating leases (policy applicable prior to January 1, 2019)

The company and its subsidiaries are lessees under various operating leases related primarily to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded as an expense on a straight-line basis over the lease term in operating expenses or other expenses in the consolidated statement of earnings.

New accounting pronouncements adopted in 2019

The company adopted the following new standards and amendments, effective January 1, 2019, in accordance with their applicable transition provisions.

IFRS 16 Leases ("IFRS 16")

IFRS 16 removes the distinction between finance and operating leases and recognizes substantially all leases on the balance sheet. On the transition date of January 1, 2019, the company recognized the following in its consolidated financial statements:

  •
  Lease liabilities of $1,498.0 in accounts payable and accrued liabilities on the consolidated balance sheet, inclusive of finance lease amounts under IAS 17 Leases ("IAS 17") that were carried forward;

  •
  Right-of-use assets of $1,051.4 in other assets on the consolidated balance sheet, inclusive of reclassification adjustments for prepaid and accrued lease payments, deferred tenant inducements and leased premises and equipment previously recognized separately on the consolidated balance sheet at December 31, 2018;

  •
  Finance lease receivables of $369.0 in other assets on the consolidated balance sheet; and

  •
  Net decreases to retained earnings of $4.3 and non-controlling interests of $1.9 in other net changes in capitalization in the consolidated statement of changes in equity.

As permitted by IFRS 16, comparative information for periods prior to the transition date have not been restated and continue to be reported in accordance with IAS 17 and IFRIC 4 Determining Whether an Arrangement Contains a Lease ("IFRIC 4").

On initial application of IFRS 16 the company applied the following permitted practical expedients: carried forward the assessment of which contracts contain leases as previously assessed under IAS 17 and IFRIC 4; accounted for operating leases under IAS 17 with a remaining lease term of less than 12 months as short-term leases; measured right-of-use assets at an amount equal to the related lease liabilities; excluded initial direct costs in the measurement of right-of-use assets; and used hindsight in determining the lease term where a contract contains options to extend or terminate the lease.

Lease liabilities for leases previously classified as operating leases under IAS 17 and with remaining terms of greater than 12 months at the transition date were measured at the present value of the lease payments over the remaining lease term, discounted at the company's incremental borrowing rate. Right-of-use assets for those leases were measured as the amount of the lease liabilities, adjusted by any prepaid or accrued lease payments and deferred tenant inducements reclassified from the consolidated balance sheet at December 31, 2018. Asset and liability balances for leases classified as finance leases under IAS 17 were carried forward under IFRS 16 and reclassified as right-of-use assets and lease liabilities, respectively.

Sub-leases previously classified as operating leases under IAS 17 were reassessed at the transition date. Those sub-leases classified as finance leases under IFRS 16 were accounted for as new finance leases entered into on the transition date.

Presented in the table below are details of the lease commitments and obligations included in the company's consolidated financial statements for the year ended December 31, 2018, compared to the lease liabilities, right-of-use assets and finance lease receivables recognized on initial application of IFRS 16 at January 1, 2019:

	Insurance and reinsurance companies	Non- insurance companies	Total
Operating lease commitments at December 31, 2018	540.2	1,103.5	1,643.7
Adjustments for:
Short-term and low value leases	(2.0)	(20.7)	(22.7)
Extension and termination options	32.3	106.5	138.8

Lease commitments to be recognized under IFRS 16	570.5	1,189.3	1,759.8

Incremental borrowing rate (weighted average)	4.2%	5.1%	4.8%

Present value of lease commitments recognized under IFRS 16	454.4	992.4	1,446.8
Finance lease obligations at December 31, 2018 and other	1.1	50.1	51.2

Lease liabilities at January 1, 2019	455.5	1,042.5	1,498.0

Right-of-use assets at January 1, 2019	418.9	632.5	1,051.4

Finance lease receivables at January 1, 2019	5.6	363.4	369.0

The company's lease liabilities, right-of-use assets and finance lease receivables at January 1, 2019 related predominantly to premises.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

The amendments to IAS 19 Employee Benefits clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs, and are effective for such changes to the company's defined benefit pension and post retirement plans occurring on or after January 1, 2019. Adoption of these amendments on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")

IFRIC 23 clarifies how IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. Adoption of IFRIC 23 on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017

The Annual Improvements amended IAS 12 Income Taxes to clarify that the income tax consequences, if any, of dividend distributions are recognized at the same time as the liability to pay those dividends, and that the income tax consequences are recorded in earnings, other comprehensive income, or in equity, according to where the past transactions or events that generated those distributable profits were recorded. Adoption of this amendment on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2019. The company does not expect to adopt any of them in advance of their respective effective dates.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. On June 26, 2019 the IASB published an exposure draft proposing targeted amendments to IFRS 17, including a tentative deferral of the effective date to January 1, 2022. The company will continue to monitor the IASB's developments and assess the effect of any changes to IFRS 17 on the company's implementation plan.

Conceptual Framework for Financial Reporting ("Conceptual Framework")

On March 29, 2018 the IASB issued a revised Conceptual Framework that includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. The revised Conceptual Framework does not constitute an accounting pronouncement and will not result in any immediate change to IFRS, but the IASB and IFRS Interpretations Committee will use it in setting future standards. The revised Conceptual Framework is effective for the company beginning on January 1, 2020 and will apply when developing an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations to narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. The amendments are applied prospectively to all business combinations and asset acquisitions on or after January 1, 2020 and are not expected to have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to clarify the definition of "material". The amendments are applied prospectively on or after January 1, 2020 and are not expected to have a significant impact on the company's consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments are applied retrospectively on or after January 1, 2022 and are not expected to have a significant impact on the company's consolidated financial statements.

Comparatives

Certain prior year comparatives have been reclassified to conform with the current year's presentation.

Insurance contract payables is a new line on the consolidated balance sheet, comprised of certain insurance related amounts previously included in accounts payable and accrued liabilities. Income taxes payable and funds withheld payable to reinsurers were previously presented as separate lines on the consolidated balance sheet and are now included within accounts payable and accrued liabilities and insurance contract payables respectively. The company believes these reclassifications provide a better distinction between payables related to insurance and reinsurance contracts and those related to other aspects of the company's operations including investments, non-insurance companies, leases, and administration.

December 31, 2018

Insurance contract payables
Amounts previously included in accounts payable and accrued liabilities:
Payable to reinsurers	576.4
Ceded deferred premium acquisition costs	254.8
Amounts payable to agents and brokers	93.8
Accrued commissions	87.3
Accrued premium taxes	74.6
Other insurance contract payables	241.9

1,328.8
Funds withheld and other payables to reinsurers (previously presented separately on the consolidated balance sheet)	674.3

Insurance contract payables as presented on the consolidated balance sheet	2,003.1

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities as previously presented on the consolidated balance sheet	4,268.7
Amounts reclassified to insurance contract payables	(1,328.8)
Income taxes payable (previously presented separately on the consolidated balance sheet)	80.1

Accounts payable and accrued liabilities as presented on the consolidated balance sheet	3,020.0

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of associates in note 6; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and incurred but not reported (IBNR) claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance contracts" section of note 3 and the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

Management exercises judgment in assessing recent and expected profitability of operating companies and their ability to realize recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.

Determination of recoverable amounts for goodwill, indefinite-lived intangible assets and investments in associates

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit ("CGU") or group of CGUs to which these assets are allocated to their recoverable amounts. Investments in associates are assessed for impairment by comparing the carrying value of an associate to its recoverable amount. The company typically uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and to estimate the recoverable amount of an associate that is based on a value-in-use model. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, (ii) for indefinite-lived intangible assets, revenues and royalty rates, and (iii) for investments in associates, annual capital expenditures, cash taxes payable and valuations of pension funding liabilities, if any, on a going concern basis. Discounted cash flows are subject to sensitivity analysis given the variability of future-oriented financial information. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12. Details of investments in associates and any impairment losses recorded in the consolidated statement of earnings are presented in note 6.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company's proportion of the investee's voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company's investments in associates and joint ventures are presented in note 6, business combinations are presented in note 23 and subsidiaries are presented in note 29.

5.    Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of short sale and derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	December 31, 2019	December 31, 2018
Holding company
Cash and cash equivalents(1)	183.9	227.7
Short term investments	128.3	19.8
Bonds	395.9	503.4
Preferred stocks	4.7	4.5
Common stocks(2)	296.9	704.7
Derivatives (note 7)	83.7	75.6

	1,093.4	1,535.7

Assets pledged for short sale and derivative obligations:
Short term investments	2.8	13.7
Bonds	2.7	7.8

	5.5	21.5

Holding company cash and investments as presented on the consolidated balance sheet	1,098.9	1,557.2
Short sale and derivative obligations (note 7)	(0.3)	(6.6)

	1,098.6	1,550.6

Portfolio investments
Cash and cash equivalents(1)	3,954.5	4,583.7
Short term investments	6,066.8	2,138.3
Bonds	15,618.1	19,256.4
Preferred stocks	578.2	260.1
Common stocks(2)	5,287.6	4,431.4
Investments in associates (note 6)	3,195.8	3,471.9
Derivatives (note 7)	202.7	229.8
Other invested assets(3)	556.4	333.8

	35,460.1	34,705.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents(1)	–	3.0
Short term investments	72.4	36.8
Bonds	74.5	124.8

	146.9	164.6

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	104.7	67.7
Bonds	124.1	576.4
Common stocks	359.7	158.5
Investments in associates (note 6)	1,391.3	1,103.0

	1,979.8	1,905.6

Fairfax Africa cash, portfolio investments and associates:
Cash and cash equivalents(1)	86.2	231.9
Short term investments	104.0	38.7
Bonds	100.1	92.7
Common stocks	–	3.9
Investments in associates (note 6)	232.9	288.1
Derivatives (note 7)	1.6	2.0

	524.8	657.3

Portfolio investments as presented on the consolidated balance sheet	38,111.6	37,432.9
Short sale and derivative obligations (note 7)	(205.6)	(142.9)

	37,906.0	37,290.0

Total investments, net of short sale and derivative obligations	39,004.6	38,840.6

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2019 of $691.5 (December 31, 2018 – $577.1). See note 27.

(2)
Includes aggregate investments in limited partnerships and other funds with carrying values at December 31, 2019 of $2,056.8 and $175.6 (December 31, 2018 – $2,055.8 and $150.3).

(3)
Comprised primarily of investment property.

Restricted cash and cash equivalents at December 31, 2019 of $691.5 (December 31, 2018 – $577.1) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries, and excluded European Run-off's amounts that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for short sale and derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2019	December 31, 2018
Regulatory deposits(1)	4,667.4	4,503.3
Security for reinsurance and other(1)	1,106.7	1,200.3

	5,774.1	5,703.6

(1)
Excludes European Run-off's regulatory deposits of $71.7 and security for reinsurance and other of $65.5 at December 31, 2019 that were included in assets held for sale on the consolidated balance sheet (note 23).

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2019 bonds containing call, put and both call and put features represented $3,415.4, $2.6 and $952.7 respectively (December 31, 2018 – $3,123.1, $49.1 and $242.9) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9) that reduce the company's exposure to interest rate risk (described in note 7). The decrease in the company's holdings of bonds due in 1 year or less and due after 1 year through 5 years was primarily due to net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, the settlement of bonds issued by EXCO Resources Inc. and Sanmar Chemicals Group (both described in note 6) and the reclassification of bonds at European Run-off to assets held for sale (note 23), partially offset by net purchases of high quality U.S. corporate bonds of $545.1 and purchases of other corporate bonds. Proceeds from net sales of short-dated U.S. treasury bonds were primarily reinvested into U.S. treasury and corporate and other short-term investments.

	December 31, 2019		December 31, 2018
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	8,158.1	8,206.3	9,610.5	9,606.5
Due after 1 year through 5 years	5,872.8	5,980.8	9,112.7	9,174.4
Due after 5 years through 10 years	1,227.6	1,242.3	808.4	802.7
Due after 10 years	784.9	886.0	956.9	977.9

	16,043.4	16,315.4	20,488.5	20,561.5

Pre-tax effective interest rate		3.6%		3.5%

(1)
Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2019				December 31, 2018
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	4,329.3	–	–	4,329.3	5,114.0	–	–	5,114.0

Short term investments:
Canadian government	373.9	–	–	373.9	198.9	–	–	198.9
Canadian provincials	755.3	–	–	755.3	171.6	–	–	171.6
U.S. treasury	3,154.4	–	–	3,154.4	758.5	–	–	758.5
Other government	220.6	155.2	–	375.8	692.4	122.3	–	814.7
Corporate and other	–	1,714.9	–	1,714.9	–	303.6	–	303.6

	4,504.2	1,870.1	–	6,374.3	1,821.4	425.9	–	2,247.3

Bonds:
Canadian government	–	664.4	–	664.4	–	964.7	–	964.7
Canadian provincials	–	2.9	–	2.9	–	51.9	–	51.9
U.S. treasury	–	5,610.8	–	5,610.8	–	10,464.0	–	10,464.0
U.S. states and municipalities	–	216.5	–	216.5	–	363.2	–	363.2
Other government	–	1,656.0	–	1,656.0	–	1,593.3	–	1,593.3
Corporate and other	–	6,744.7	1,420.1	8,164.8	–	5,131.5	1,992.9	7,124.4

	–	14,895.3	1,420.1	16,315.4	–	18,568.6	1,992.9	20,561.5

Preferred stocks:
Canadian	–	8.4	82.5	90.9	–	7.8	160.5	168.3
U.S.	–	–	5.0	5.0	–	–	5.0	5.0
Other(2)	5.3	–	481.7	487.0	1.1	–	90.2	91.3

	5.3	8.4	569.2	582.9	1.1	7.8	255.7	264.6

Common stocks:
Canadian	577.9	103.7	114.8	796.4	669.6	96.0	107.7	873.3
U.S.	360.6	33.2	1,029.3	1,423.1	302.0	48.6	1,073.2	1,423.8
Other(3)	2,289.5	397.8	1,037.4	3,724.7	1,056.7	476.9	1,467.8	3,001.4

	3,228.0	534.7	2,181.5	5,944.2	2,028.3	621.5	2,648.7	5,298.5

Derivatives and other invested assets	–	80.1	764.3	844.4	–	164.3	476.9	641.2

Short sale and derivative obligations (note 7)	–	(205.9)	–	(205.9)	–	(149.3)	(0.2)	(149.5)

Holding company cash and investments and portfolio investments measured at fair value	12,066.8	17,182.7	4,935.1	34,184.6	8,964.8	19,638.8	5,374.0	33,977.6

	35.3%	50.3%	14.4%	100.0%	26.4%	57.8%	15.8%	100.0%

Investments in associates (note 6)(4)	1,982.9	19.4	4,034.2	6,036.5	2,344.9	36.9	2,841.3	5,223.1

(1)
Includes restricted cash and cash equivalents of $691.5 at December 31, 2019 (December 31, 2018 – $577.1). See note 27.

(2)
Primarily comprised of the company's investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as described in note 6.

(3)
Includes other funds invested principally in fixed income securities with a carrying value at December 31, 2019 of $175.6 (December 31, 2018 – $150.3) that are excluded when measuring the company's equity and equity-related exposure.

(4)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

During 2019 and 2018 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2019
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares		Private equity funds(1)	Total
Balance – January 1	1,810.7	1,992.9	476.7	255.7	668.0		170.0	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	136.0	(159.8)	195.9	374.3	132.0		29.9	708.3
Purchases	196.6	424.5	195.3	49.0	25.5		–	890.9
Sales and distributions	(251.9)	(806.6)	(109.2)	(108.7)	(45.4)		(67.4)	(1,389.2)
Transfer out of category	(39.0)	–	–	–	(574.3	)(2)	–	(613.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	6.8	23.3	5.8	(1.1)	(0.2)		(3.3)	31.3
Assets held for sale (note 23)	(12.5)	(54.2)	(0.2)	–	–		–	(66.9)

Balance – December 31	1,846.7	1,420.1	764.3	569.2	205.6		129.2	4,935.1

	2018
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,598.7	1,941.1	177.6	283.2	202.2	170.5	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.7	(78.4)	(44.5)	(46.0)	(24.0)	10.9	(26.3)
Purchases	383.1	458.7	362.1	47.7	7.5	2.6	1,261.7
Sales and distributions	(316.3)	(266.3)	(0.5)	(24.4)	(3.5)	(5.8)	(616.8)
Transfer into category	–	–	–	–	491.4 (2)	–	491.4
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(10.5)	(62.2)	(18.0)	(4.8)	(5.6)	(8.2)	(109.3)

Balance – December 31	1,810.7	1,992.9	476.7	255.7	668.0	170.0	5,374.0

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
During 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction placed on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings, which had previously been transferred from Level 1 to Level 3 during 2018. Subsequently during 2019 the company sold its remaining 9.9% equity interest in ICICI Lombard.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company's significant Level 3 financial assets at December 31, 2019:

				Input range used		Effect on estimated fair value if input value is increased(a)
			Significant unobservable input
	Carrying value
Asset class		Valuation technique		Low	High
Limited partnerships and other(b)(1)	1,846.7	Net asset value	Net asset value	N/A	N/A	Increase
Private placement debt securities(c)(2)	1,051.0	Discounted cash flow	Credit spread	1.4%	19.4%	Decrease
Private placement debt securities(c)(3)	232.0	Market approach	Recent transaction price	N/A	N/A	Increase
Derivatives and other invested assets:
Investment property(e)(4)	480.5	Income capitalization approach and/or sales comparison approach	Terminal capitalization rate Discount rate Market rent growth rate	6.8% 7.3% 3.0%	7.5% 9.0% 3.0%	Decrease Decrease Increase
Warrants(e)(5)	199.5	Option pricing model	Equity volatility	21.3%	41.0%	Increase
CPI-linked derivatives(e)(6)	6.7	Option pricing model	Inflation volatility	0.0%	3.9%	Increase
Private company preferred shares(d)(7)	481.7	Market approach	Transaction price	N/A	N/A	Increase
			Discount for lack of marketability	4.5%	4.5%	Decrease
Private company preferred shares(d)(8)	68.6	Discounted cash flow	Credit spread	3.6%	3.6%	Decrease
Common shares(b)(9)	76.0	Market comparable	Book value multiple	1.4	1.4	Increase
Private equity funds(b)(1)	65.4	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(b)(9)	63.8	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Other	363.2	Various	Various	N/A	N/A	N/A

Total	4,935.1

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(c)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(d)
Included in preferred stocks on the consolidated balance sheet.

(e)
Included in holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(1)
Valued primarily based on net asset value statements provided by third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months' notice to liquidate or redeem. Reasonably possible alternative assumptions have not been applied to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. At December 31, 2019 limited partnerships and other consisted of 49 investments, the largest being $482.3.

(2)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the issuers. At December 31, 2019 this asset class consisted of 16 investments, the largest being $442.1. By increasing (decreasing) the credit spreads within a reasonably possible range, the fair value of these private placement debt securities would decrease by $14.3 (increase by $14.4).

(3)
At December 31, 2019 this asset class consisted of 6 investments, the largest being $108.1.

(4)
Valued by third party appraisers using industry accepted income capitalization and/or sales comparison methodologies that incorporate market unobservable capitalization rates, discount rates and market rent growth rates.

(5)
Valued using industry accepted option pricing models that incorporate market unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant.

(6)
Valued based on broker-dealer quotes which utilize market observable inputs except for inflation volatility which is market unobservable.

(7)
A discount for lack of marketability is applied to the transaction price of preferred shares that the company is restricted from converting into common shares for a specified period, and is determined using an industry accepted option pricing model that incorporates market unobservable long-dated equity volatilities. A higher (lower) equity volatility generally results in a higher (lower) option value and a lower (higher) fair value of the preferred shares.

(8)
Valued using industry accepted discounted cash flow models that incorporate market unobservable credit spreads of the preferred shares.

(9)
Fair values are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2019	2018
Interest income:
Cash and short term investments	156.5	158.1
Bonds	618.0	555.0
Derivatives and other invested assets	51.8	30.8

	826.3	743.9

Dividends:
Preferred stocks	11.2	11.0
Common stocks	82.5	70.5

	93.7	81.5

Investment expenses	(39.8)	(41.9)

Interest and dividends	880.2	783.5

Share of profit of associates(1)	169.6	221.1

(1)
Includes impairment charges recorded on investments in associates during 2019 of $211.2 (2018 – $57.3). See note 6.

Net gains (losses) on investments

	2019					2018
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Bonds	(59.6)	(1)(2)	258.1	(1)(2)	198.5	126.2		(335.9)	(209.7)
Preferred stocks	(23.4)		397.3	(3)	373.9	(21.9)		(10.7)	(32.6)
Common stocks	548.0	(4)	377.9	(4)	925.9	196.4		(581.1)	(384.7)

	465.0		1,033.3		1,498.3	300.7		(927.7)	(627.0)

Derivatives:
Equity and equity index total return swaps – short positions	48.2	(5)	(93.2)		(45.0)	(46.8)	(5)	8.6	(38.2)
Equity total return swaps – long positions	(34.5)	(5)	55.0		20.5	(37.2)	(5)	(49.1)	(86.3)
Equity warrant forward contracts	83.8	(6)	(38.4)	(6)	45.4	75.4	(6)	38.5 (6)	113.9
Equity warrants and call options	(4.7)		128.6		123.9	(15.1)		(54.8)	(69.9)
CPI-linked derivatives	(14.1)		1.8		(12.3)	–		(6.7)	(6.7)
U.S. treasury bond forwards	(119.3)		32.6		(86.7)	49.6		(2.9)	46.7
Other	9.9	(6)	(111.3)	(6)	(101.4)	0.1		19.8 (6)	19.9

	(30.7)		(24.9)		(55.6)	26.0		(46.6)	(20.6)

Foreign currency net gains (losses) on:
Investing activities	(17.3)		(50.7)		(68.0) (7)	(43.1)		(128.2)	(171.3) (7)
Underwriting activities	5.6		–		5.6	31.6		–	31.6
Foreign currency contracts	8.3		(9.6)		(1.3)	(21.5)		29.4	7.9

	(3.4)		(60.3)		(63.7)	(33.0)		(98.8)	(131.8)

Gain on disposition of associates	10.9	(8)	–		10.9	138.9	(11)	–	138.9

Gain on deconsolidation of subsidiary	171.3	(9)	–		171.3	889.9	(12)	–	889.9

Other	20.3		134.7	(10)	155.0	(0.1)		3.6	3.5

Net gains (losses) on investments	633.4		1,082.8		1,716.2	1,322.4		(1,069.5)	252.9

(1)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares (note 6), resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(2)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). See note 6.

(3)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(5)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(6)
Includes the Seaspan forward commitment contracts to invest in Seaspan Tranche 2 debentures and warrants in 2019 and also the equity warrant forward contract to invest in Seaspan $8.05 warrants in 2018. See note 6.

(7)
Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies. Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro.

(8)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

(9)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(10)
During 2019 it was determined that the company will receive additional consideration of $33.9 pursuant to its sale of First Capital in 2017. See note 20.

(11)
During 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn$76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn$22.7) respectively.

(12)
During 2018 Thomas Cook India entered into a joint strategic agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. See note 23.

6.    Investments in Associates

The company's investments in associates are as follows:

	December 31, 2019
							Year ended December 31, 2019
			Carrying value
	Ownership percentage(a)(e)	Fair value(b)(e)	Associates and joint ventures(e)		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	50.0%	403.1	303.9	(d)	–	303.9	154.8
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	45.2	48.6		–	48.6	2.7
Thai Re Public Company Limited ("Thai Re")(1)	47.1%	43.3	43.3		–	43.3	(15.0)
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.6	39.2		–	39.2	3.2
Falcon Insurance PLC ("Falcon Thailand")	41.2%	10.4	10.4		–	10.4	0.5
Go Digit Infoworks Services Private Limited ("Digit")(2)	49.0%	122.3	–		–	–	(7.6)
Other(3)	–	46.6	46.7		–	46.7	7.9

		706.5	492.1		–	492.1	146.5

Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")(14)	54.0%	1,429.8	–		689.3	689.3	30.8
Quess Corp Limited ("Quess")(6)(7)	33.2%	332.1	704.1	(d)	–	704.1	(183.2)
IIFL Finance Limited ("IIFL Finance")(10)	35.4%	221.4	56.4		167.2	223.6	198.9
Sanmar Chemicals Group ("Sanmar")(11)	42.9%	412.9	–		178.7	178.7	–
CSB Bank Limited ("CSB Bank")(12)	49.7%	229.3	–		157.8	157.8	(4.0)
IIFL Securities Limited ("IIFL Securities")(7)(10)	35.4%	65.0	30.8		90.3	121.1	1.6
Seven Islands Shipping Limited ("Seven Islands")(13)	48.5%	88.8	–		84.7	84.7	3.0
Other	–	24.3	8.8		23.3	32.1	(0.3)

		2,803.6	800.1		1,391.3	2,191.4	46.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	78.1	–		82.3	82.3	(54.0)
AFGRI Holdings Proprietary Limited ("AFGRI")	62.8%	141.0	–		79.6	79.6	19.5
Other(15)	–	66.3	–		71.0	71.0	(6.6)

		285.4	–		232.9	232.9	(41.1)

Agriculture
Astarta Holding N.V. ("Astarta")(7)	27.4%	28.9	115.5		–	115.5	(19.1)
Farmers Edge Inc. ("Farmers Edge")	50.4%	43.8	41.0		–	41.0	(39.9)

		72.7	156.5		–	156.5	(59.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(4)	–	99.0	99.0	(d)	–	99.0	49.8
Other(5)	–	80.8	74.7		–	74.7	(5.8)

		179.8	173.7		–	173.7	44.0

Other
Seaspan Corporation ("Seaspan")(8)	32.5%	994.5	626.9		–	626.9	83.8
EXCO Resources Inc. ("EXCO")(9)	43.3%	238.2	243.2		–	243.2	21.6
Resolute Forest Products Inc. ("Resolute")(7)	27.7%	104.0	207.5		–	207.5	(4.9)
APR Energy plc ("APR Energy")	53.4%	266.2	189.3	(d)	–	189.3	(57.0)
Peak Achievement Athletics ("Peak Achievement")	42.6%	163.9	104.4	(d)	–	104.4	(5.1)
Partnerships, trusts and other	–	221.7	202.1		–	202.1	(6.0)

		1,988.5	1,573.4		–	1,573.4	32.4

		5,330.0	2,703.7		1,624.2	4,327.9	23.1

Investments in associates		6,036.5	3,195.8		1,624.2	4,820.0	169.6

As presented on the consolidated balance sheet:
Investments in associates		3,357.3				3,195.8
Fairfax India and Fairfax Africa investments in associates		2,679.2				1,624.2

		6,036.5				4,820.0

	December 31, 2018
							Year ended December 31, 2018
			Carrying value
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")	50.0%	287.7	175.2	(d)	–	175.2	18.1
Gulf Insurance Company ("Gulf Insurance")	43.3%	211.5	174.2		–	174.2	7.3
Thai Re Public Company Limited ("Thai Re")	47.1%	53.1	53.1		–	53.1	(52.4)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	46.0	47.1		–	47.1	0.7
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	34.5	36.5		–	36.5	0.6
Falcon Insurance PLC ("Falcon Thailand")	41.2%	9.3	9.3		–	9.3	–
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	3.4	3.4		–	3.4	(6.8)
Other	–	55.2	55.2		–	55.2	2.8

		700.7	554.0		–	554.0	(29.7)

Non-insurance:
India
Quess Corp Limited ("Quess")	48.8%	672.5	1,044.6	(d)	–	1,044.6	8.4
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	704.1	–		674.4	674.4	51.1
IIFL Holdings Limited ("IIFL Holdings")	35.4%	818.3	106.2		317.2	423.4	45.3
CSB Bank Limited ("CSB Bank")	36.4%	93.1	–		93.1	93.1	–
Other	–	233.2	6.6		18.3	24.9	(1.0)

		2,521.2	1,157.4		1,103.0	2,260.4	103.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	119.1	–		195.6	195.6	30.8
AFGRI Holdings Propriety Limited ("AFGRI")	60.0%	149.9	–		57.1	57.1	(13.2)
Other		35.3	–		35.4	35.4	–

		304.3	–		288.1	288.1	17.6

Agriculture
Astarta Holding N.V. ("Astarta")	28.2%	43.1	116.9		–	116.9	(16.3)
Farmers Edge Inc. ("Farmers Edge")	49.2%	66.6	66.9		–	66.9	(32.7)

		109.7	183.8		–	183.8	(49.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	246.7	247.3	(d)	–	247.3	118.6
Other	–	116.7	105.7		–	105.7	(2.8)

		363.4	353.0		–	353.0	115.8

Other
Resolute Forest Products Inc. ("Resolute")	33.6%	240.8	299.8		–	299.8	74.4
APR Energy plc ("APR Energy")	67.8%	303.6	298.4	(d)	–	298.4	(10.3)
Seaspan Corporation ("Seaspan")	21.8%	300.8	276.8		–	276.8	8.8
Peak Achievement Athletics ("Peak Achievement")	42.6%	153.5	128.6	(d)	–	128.6	(15.1)
Arbor Memorial Services Inc. ("Arbor Memorial")	–	–	–		–	–	10.8
Partnerships, trusts and other	–	225.1	220.1		–	220.1	(6.0)

		1,223.8	1,223.7		–	1,223.7	62.6

		4,522.4	2,917.9		1,391.1	4,309.0	250.8

Investments in associates		5,223.1	3,471.9		1,391.1	4,863.0	221.1

As presented on the consolidated balance sheet:
Investments in associates		3,279.1				3,471.9
Fairfax India and Fairfax Africa investments in associates		1,944.0				1,391.1

		5,223.1				4,863.0

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(d)
These investments are joint ventures.

(e)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Seaspan, APR Energy and Resolute. See note 23.

Insurance and reinsurance associates

(1)
During 2019 the carrying value of the company's investment in Thai Re exceeded its fair value as determined by the market price of Thai Re shares. The company performed a value-in-use analysis to establish the recoverable amount of its investment in Thai Re and recognized a non-cash impairment charge of $7.5 in share of profit of associates in the consolidated statement of earnings.

(2)
On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Digit Insurance subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and valued the company's 49.0% equity interest in Digit at $122.3 at December 31, 2019. The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares are recorded at FVTPL as described in note 5.

(3)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Non-insurance associates

(4)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate. The company participates as a limited partner in the KWF LPs with interests ranging from approximately 50% to 90%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs. During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated and its carrying value reduced to nil when the company received final cash distributions of $169.4 (€150.0).

(5)
On May 17, 2019 the company deconsolidated Grivalia Properties, which included Grivalia Properties' investments in associates with a carrying value of $68.5. See note 23.

(6)
On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a direct 31.8% joint venture interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged and subject to impairment testing as described in footnote 7 below. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

(7)
At December 31, 2019 certain of the company's associates had carrying values that exceeded their fair values as determined by the market prices of their shares. For each such associate, the company performed a value-in-use analysis based on multi-year free cash flow projections and concluded that no impairment was required as the recoverable amount exceeded carrying value. Key assumptions for each value-in-use analysis are set out in the table below:

Associate or joint venture	Fair value	Carrying value	Source of free cash flow projections	Discount rate(a)	Long term growth rate(b)	Summary of other assumptions

Quess	332.1	704.1	Quess management	12.8%	6.0%	Annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.
Resolute	104.0	207.5	Internal estimates consistent with third party analyst reports	10.3%	1.5%
						Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next five years through utilization of existing tax losses.
IIFL Securities	65.0	121.1	IIFL Securities management	12.3%	6.0%	Annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
Astarta(c)	28.9	115.5	Internal estimates consistent with third party analyst reports	12.7%	3.0%
						Annual capital expenditures consistent with external analyst estimates, working capital requirements comparable to industry peers and cash taxes payable at the Ukraine corporate income tax rate for subsidiaries that have not elected to pay the fixed agricultural tax.

	530.0	1,148.2

  (a)
  The discount rate is representative of the cost of capital of industry peers.

  (b)
  The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates.

  (c)
  The company recorded a non-cash impairment charge of $10.1 on its investment in Astarta during 2019. At December 31, 2019 a value-in-use analysis concluded that no further impairment charge was required.

(8)
On January 15, 2019 the company fulfilled its commitment to Seaspan Corporation ("Seaspan") to purchase Tranche 2 warrants and debentures for aggregate cash consideration of $250.0. The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan Class A common shares for an additional $250.0. On derecognition of its forward commitments to invest in the Tranche 2 warrants and debentures, the company recorded a net gain on investment of $63.5 (realized gains of $107.6, of which $44.1 was recorded as unrealized gains in 2018), primarily related to the appreciation of Seaspan's Class A common share price over the commitment period.

The total cost of the company's investment in Seaspan is set out in the following table:
Financial instruments acquired	Date	Total investment
Tranche 1 debentures and warrants	February 14, 2018	250.0
Class A common shares and $8.05 warrants through early exercise of Tranche 1 warrants	July 16, 2018	250.0
Tranche 2 debentures and warrants	January 15, 2019	250.0
Class A common shares through early exercise of Tranche 2 warrants	January 15, 2019	250.0

		1,000.0

During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(9)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's investment in EXCO bonds with newly issued common shares that had a fair value of $220.9 and represented a 42.8% equity interest in EXCO. The company derecognized its EXCO bonds and recorded a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years), and applied the equity method of accounting to its investment in EXCO common shares.

Fairfax India

(10)
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs, and recorded its initial investments in IIFL Wealth and IIFL Securities at their fair values of $255.6 and $121.9. Subsequently, the company applied the equity method of accounting to its 35.4% equity interest in each of IIFL Finance and IIFL Securities, and recorded its 19.0% equity interest in IIFL Wealth at FVTPL. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

(11)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%.

(12)
During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in CSB Bank primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 26.0% of available voting rights. CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

(13)
During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

(14)
The fair value and carrying value of the company's investment in Bangalore Airport increased to $1,429.8 and $689.3 at December 31, 2019 from $704.1 and $674.4 at December 31, 2018. The increase in fair value was primarily due to Bangalore Airport's finalization of plans for a third terminal expansion and the development of its monetizable land, which increased the free cash flow projections (a significant unobservable input) used in the company's determination of Bangalore Airport's fair value. At December 31, 2019 the company's 54.0% equity interest in Bangalore Airport was held through its 33.8% ownership interest in Fairfax India.

Fairfax Africa

(15)
On January 4, 2019 Fairfax Africa acquired de facto control of Consolidated Infrastructure Group Limited ("CIG") and commenced consolidating CIG, which included CIG's investments in associates with a fair value of $42.8. See note 23.

Changes in the carrying value of investments in associates for the years ended December 31 were as follows:

	2019
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,465.6	2,006.3	1,103.0	288.1	4,863.0
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	111.6	131.1	179.2	(41.1)	380.8
Impairment(1)	(20.6)	(190.6)	–	–	(211.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	26.2	(3.8)	(0.7)	(51.6)	(29.9)
Share of losses on defined benefit plans	(42.3)	(0.2)	(5.5)	–	(48.0)

	74.9	(63.5)	173.0	(92.7)	91.7
Dividends and distributions received	(160.7)	(245.0)	(288.8)	–	(694.5)
Purchases and acquisitions	677.2	71.6	441.0	45.1	1,234.9
Divestitures and other net changes in capitalization(2)	(0.5)	(221.0)	(9.7)	(7.4)	(238.6)
Reclassifications(3)	(36.7)	–	–	–	(36.7)
Assets held for sale (note 23)	(316.8)	(52.0)	–	–	(368.8)
Foreign exchange effect	9.2	(12.8)	(27.2)	(0.2)	(31.0)

Balance – December 31	1,712.2	1,483.6	1,391.3	232.9	4,820.0

	2018
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,437.0	1,050.0	949.5	219.8	3,656.3
Share of pre-tax comprehensive income (loss):
Share of profit	64.6	112.4	83.7	17.7	278.4
Impairment(1)	(57.3)	–	–	–	(57.3)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	(23.9)	(18.5)	0.5	(13.0)	(54.9)
Share of losses on defined benefit plans	(49.4)	(0.2)	–	–	(49.6)

	(66.0)	93.7	84.2	4.7	116.6
Dividends and distributions received	(74.2)	(220.5)	(6.2)	–	(300.9)
Purchases and acquisitions	321.7	80.6	155.9	63.3	621.5
Divestitures and other net changes in capitalization(2)	(139.0)	(16.8)	–	0.3	(155.5)
Reclassifications(3)	–	1,103.6	–	–	1,103.6
Foreign exchange effect	(13.9)	(84.3)	(80.4)	–	(178.6)

Balance – December 31	1,465.6	2,006.3	1,103.0	288.1	4,863.0

(1)
Included in share of profit of associates in the consolidated statement of earnings.

(2)
Primarily reflects the deconsolidation of Grivalia Properties in 2019 and Quess in 2018 and their respective investments in associates of $68.5 and $12.8. See note 23.

(3)
Primarily reflects Brit's consolidation of Ambridge Partners in 2019 and the deconsolidation of Quess (note 23) and Grivalia Properties' consolidation of a former joint venture in 2018.

Subsequent to December 31, 2019

Sale of APR Energy plc to Seaspan Corporation

On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas Corp. ("Atlas"), a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. Additionally, on February 28, 2020, Atlas acquired all issued and outstanding shares of APR Energy plc ("APR Energy") from the company and other shareholders in an all-stock transaction for approximately $406. The company's consolidated financial reporting in the first quarter of 2020 will derecognize its investment in APR Energy and will apply the equity method of accounting to its investment in Atlas.

Sale of minority interest in Anchorage Infrastructure Investments Holdings Limited

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 12% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $133 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed in the first half of 2020.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2019				December 31, 2018
			Fair value				Fair value
	Notional amount				Notional amount
		Cost	Assets	Liabilities		Cost	Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	369.8	–	–	84.6	414.4	–	22.3	13.4
Equity total return swaps – long positions	406.3	–	11.1	3.0	390.3	–	4.8	51.7
Equity warrants and call options(1)	528.1	114.8	200.3	–	652.9	123.7	79.8	–
Equity warrant forward contracts(2)	–	–	–	–	316.6	–	38.4	–
CPI-linked derivative contracts	99,804.7	614.9	6.7	–	114,426.4	668.9	24.9	–
U.S. treasury bond forward contracts	846.5	–	3.9	1.7	471.9	–	–	30.4
Foreign currency forward and swap contracts(3)	–	1.8	55.3	114.5	–	–	71.3	53.7
Foreign currency options	–	102.7	8.2	–	–	48.3	44.9	–
Other derivative contracts(2)	–	3.4	2.5	2.1	–	–	21.0	0.3

Total			288.0	205.9			307.4	149.5

(1)
Includes the company's investment in Seaspan $8.05 warrants with a fair value at December 31, 2019 of $164.8 (December 31, 2018 – $47.3). See note 6.

(2)
Includes the forward commitment to invest in Seaspan Tranche 2 debentures and warrants at December 31, 2018. See note 6.

(3)
During 2019 the company consolidated AGT (note 23) which included AGT's foreign currency swap liabilities with a fair value of $53.3 at December 31, 2019.

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company holds short equity total return swaps for investment purposes with an original notional amount at December 31, 2019 of $194.4 (December 31, 2018 – $276.5). These contracts provide a return which is inverse to changes in the fair values of the underlying individual equities. During 2019 the company received net cash of $48.2 (2018 – paid net cash of $46.8) in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years). During 2018 the company closed out $565.8 notional amount of short equity and equity index total return swaps and recognized net losses on investments of $11.4 (realized losses of $248.2 of which $236.8 was recognized as unrealized losses in prior years).

The company holds long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2019 of $501.5 (December 31, 2018 – $501.5). These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities. During 2019 the company paid net cash of $34.5 (2018 – $37.2) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2019 the company did not initiate or close out any long equity total return swaps. During 2018 the company closed out $452.9 notional amount of long equity total return swaps and recognized a net gain on investment of $19.5 (realized gain of $16.5 of which $3.0 was recognized as unrealized losses in prior years).

At December 31, 2019 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $152.4 (December 31, 2018 – $186.1), comprised of collateral of $70.3 (December 31, 2018 – $126.1) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $82.1 (December 31, 2018 – $60.0) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company holds derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2019 these contracts have a remaining weighted average life of 2.8 years (December 31, 2018 – 3.6 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of a contract, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2019
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(3)
Underlying CPI index	Floor rate(1)		Contract currency(2)	U.S. dollars(2)			Cost	Cost in bps(3)	Fair value(2)		Unrealized gain (loss)
United States	0.0%	2.7	44,775.0	44,775.0	231.35	256.97	277.5	62.0	1.6	0.4	(275.9)
United States	0.5%	4.8	12,600.0	12,600.0	238.30	256.97	39.7	31.5	4.4	3.5	(35.3)
European Union	0.0%	2.2	32,525.0	36,509.3	96.57	105.13	263.6	72.2	0.6	0.2	(263.0)
United Kingdom	0.0%	2.9	1,800.0	2,384.5	243.79	291.90	13.4	56.2	–	–	(13.4)
France	0.0%	3.1	3,150.0	3,535.9	99.27	104.39	20.7	58.5	0.1	0.3	(20.6)

		2.8		99,804.7			614.9		6.7		(608.2)

	December 31, 2018
			Notional amount
		Average life (in years)			Weighted average strike price	Index value at period end				Fair value in bps(3)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(3)	Fair value		Unrealized gain (loss)
United States	0.0%	3.7	46,725.0	46,725.0	231.39	251.23	286.7	61.4	8.0	1.7	(278.7)
United States	0.5%	5.8	12,600.0	12,600.0	238.30	251.23	39.4	31.3	15.1	12.0	(24.3)
European Union	0.0%	3.0	41,375.0	47,297.6	96.09	104.10	299.3	63.3	1.5	0.3	(297.8)
United Kingdom	0.0%	3.9	3,300.0	4,202.9	243.82	285.60	22.8	54.2	–	–	(22.8)
France	0.0%	4.1	3,150.0	3,600.9	99.27	103.16	20.7	57.5	0.3	0.8	(20.4)

		3.6		114,426.4			668.9		24.9		(644.0)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2019 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 244.63 (December 31, 2018 – 243.41).

(2)
Excludes European Run-off's contracts with a notional amount of $12,054.3 and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

(3)
Expressed as a percentage of the notional amount.

During 2019 the company recorded net losses of $12.3 (2018 – net losses of $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured.

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2019 the company recorded net losses of $86.7 (2018 – net gains of $46.7) on its U.S. treasury bond forward contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2019 consisted of cash of $5.3 and government securities of $10.8 (December 31, 2018 – $1.1 and $18.3). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2019. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2019 the company had designated the carrying value of Cdn$2,796.1 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,270.0 (December 31, 2018 – principal amount of Cdn$2,691.5 with a fair value of $2,028.4) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2019 the company recognized pre-tax losses of $105.6 (2018 – pre-tax gains of $166.3) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Hedge of net investment in European operations

At December 31, 2019 the company had designated the carrying value of €277.0 principal amount of its euro denominated unsecured senior notes with a fair value of $336.2 (December 31, 2018 – principal amount of €750.0 with a fair value of $854.5) as a hedge of its net investment in European operations with a euro functional currency. The decrease in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2019 was due to the deconsolidation of Grivalia Properties (note 23) which reduced the company's net investment in European operations with a euro functional currency. During 2019 the company recognized pre-tax losses of $35.3 (2018 – pre-tax gains of $57.1) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2019			December 31, 2018
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	7,222.4	1,583.7	5,638.7	6,272.2	1,290.8	4,981.4
Provision for losses and loss adjustment expenses	28,500.2	6,934.8	21,565.4	29,081.7	6,459.1	22,622.6

Total insurance contract liabilities	35,722.6	8,518.5	27,204.1	35,353.9	7,749.9	27,604.0

Current	15,023.9	3,715.8	11,308.1	14,086.5	3,489.5	10,597.0
Non-current	20,698.7	4,802.7	15,896.0	21,267.4	4,260.4	17,007.0

	35,722.6	8,518.5	27,204.1	35,353.9	7,749.9	27,604.0

At December 31, 2019 the company's net provision for losses and loss adjustment expenses of $21,565.4 (December 31, 2018 – $22,622.6) was comprised of case reserves of $9,061.1 and IBNR of $12,504.3 (December 31, 2018 – $9,409.3 and $13,213.3). Excluded from those balances are European Run-off's net provision for losses and loss adjustment expenses at December 31, 2019 of $1,590.2, comprised of case reserves of $793.4 and IBNR of $796.8. See note 23.

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2019	2018
Provision for unearned premiums – January 1	6,272.2	5,951.7
Gross premiums written	17,511.2	15,528.3
Less: gross premiums earned	(16,611.0)	(15,001.4)
Acquisitions of subsidiaries (note 23)	53.6	5.9
Liabilities associated with assets held for sale (note 23)	(6.0)	–
Foreign exchange effect and other	2.4	(212.3)

Provision for unearned premiums – December 31	7,222.4	6,272.2

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2019	2018
Provision for losses and loss adjustment expenses – January 1	29,081.7	28,610.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(166.5)	(462.7)
Losses and expenses for claims occurring in the current year(1)	11,927.5	11,165.8
Paid on claims occurring during:
the current year	(2,830.3)	(2,474.6)
the prior years	(7,733.7)	(7,566.3)
Acquisitions of subsidiaries and reinsurance transactions(2)	44.0	564.6
Liabilities associated with assets held for sale (note 23)	(1,830.8)	–
Foreign exchange effect and other	8.3	(755.9)

Provision for losses and loss adjustment expenses – December 31	28,500.2	29,081.7

(1)
Includes in 2019 the first quarter 2019 reinsurance transaction and excludes in 2018 the gain of $103.7 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions, both of which are described in the paragraphs below.

(2)
Includes in 2018 gross insurance contract liabilities assumed of $553.2 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions described in the second paragraph below.

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

Subsequent to December 31, 2019

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.2 for cash consideration of $143.4.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $154.6 for consideration of $155.6.

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2019.

	Calendar year
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Provision for losses and loss adjustment expenses	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2
Less: CTR Life(1)	25.3	24.2	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0

	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2
Cumulative payments as of:
One year later	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0
Two years later	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3
Three years later	7,063.1	7,920.3	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9
Four years later	8,333.3	9,333.4	10,702.8	10,212.4	9,561.8	10,914.2
Five years later	9,327.0	10,458.7	11,783.3	11,354.4	10,496.4
Six years later	10,202.6	11,263.6	12,729.6	12,123.4
Seven years later	10,823.4	12,030.0	13,335.1
Eight years later	11,442.7	12,558.1
Nine years later	11,853.3
Reserves re-estimated as of:
One year later	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3
Two years later	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9
Three years later	15,705.6	16,721.0	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8
Four years later	15,430.4	16,233.9	17,735.5	17,287.2	15,938.9	18,469.1
Five years later	15,036.2	16,269.6	17,830.5	17,203.5	16,049.6
Six years later	15,099.0	16,331.8	17,791.8	17,340.1
Seven years later	15,252.1	16,340.6	17,931.9
Eight years later	15,279.7	16,535.1
Nine years later	15,447.7
Favourable development	576.3	672.9	1,696.3	1,854.8	1,684.3	1,333.1	716.2	1,036.2	99.4
Favourable development comprised of:
Effect of foreign currency translation	239.4	240.8	559.4	471.1	255.3	(216.2)	(190.8)	428.0	(66.6)
Favourable loss reserve development	336.9	432.1	1,136.9	1,383.7	1,429.0	1,549.3	907.0	608.2	166.0

	576.3	672.9	1,696.3	1,854.8	1,684.3	1,333.1	716.2	1,036.2	99.4

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2019 of $166.0 in the table above was principally comprised of favourable loss emergence on accident years 2012 to 2016, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31:

	2019		2018
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,217.9	995.3	1,292.1	1,033.3
Losses and loss adjustment expenses incurred	135.4	114.8	138.6	114.3
Losses and loss adjustment expenses paid	(164.0)	(138.4)	(233.2)	(170.1)
Provisions for asbestos claims assumed during the year, at December 31(1)	–	–	20.4	17.8
Liabilities associated with assets held for sale (note 23)	(114.7)	(111.2)	–	–

Provision for asbestos claims and loss adjustment expenses – December 31	1,074.6	860.5	1,217.9	995.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions.

Fair Value

The estimated fair value of the company's insurance and reinsurance contracts is as follows:

	December 31, 2019		December 31, 2018
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	35,248.0	35,722.6	34,560.2	35,353.9
Ceded reinsurance contracts	8,049.4	8,518.5	7,276.2	7,749.9

The fair value of insurance contracts is comprised of the fair value of both unpaid claims liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claims liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2019		December 31, 2018
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	34,240.4	7,836.5	33,539.0	7,074.1
100 basis point decrease	36,343.0	8,285.1	35,686.3	7,494.8

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2019			December 31, 2018
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,956.7	(21.9)	6,934.8	6,482.3	(23.2)	6,459.1
Reinsurers' share of paid losses	776.9	(139.6)	637.3	792.6	(141.6)	651.0
Provision for unearned premiums	1,583.7	–	1,583.7	1,290.8	–	1,290.8

	9,317.3	(161.5)	9,155.8	8,565.7	(164.8)	8,400.9

Current			4,314.8			4,121.2
Non-current			4,841.0			4,279.7

			9,155.8			8,400.9

(1)
Management of credit risk associated with reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2019
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	792.6	6,482.3	1,290.8	(164.8)	8,400.9
Reinsurers' share of losses paid to insureds	2,299.4	(2,299.4)	–	–	–
Reinsurance recoveries received	(2,277.0)	–	–	–	(2,277.0)
Reinsurers' share of unpaid losses and premiums earned	–	3,069.6	(3,381.3)	–	(311.7)
Premiums ceded to reinsurers	–	–	3,675.6	–	3,675.6
Change in provision, recovery or write-off of impaired balances	(20.6)	–	–	3.4	(17.2)
Acquisitions of subsidiaries (note 23) and reinsurance transactions	0.2	8.7	2.9	–	11.8
Assets held for sale (note 23)	(19.4)	(241.0)	–	0.4	(260.0)
Foreign exchange effect and other	1.7	(63.5)	(4.3)	(0.5)	(66.6)

Balance – December 31	776.9	6,956.7	1,583.7	(161.5)	9,155.8

	2018
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	593.7	6,216.2	1,169.0	(166.4)	7,812.5
Reinsurers' share of losses paid to insureds	2,233.3	(2,233.3)	–	–	–
Reinsurance recoveries received	(2,012.6)	–	–	–	(2,012.6)
Reinsurers' share of unpaid losses and premiums earned	–	2,774.4	(2,935.4)	–	(161.0)
Premiums ceded to reinsurers	–	–	3,097.3	–	3,097.3
Change in provision, recovery or write-off of impaired balances	(5.5)	(2.5)	–	(0.2)	(8.2)
Acquisitions of subsidiaries (note 23) and reinsurance transactions(1)	0.1	30.1	4.2	–	34.4
Foreign exchange effect and other	(16.4)	(302.6)	(44.3)	1.8	(361.5)

Balance – December 31	792.6	6,482.3	1,290.8	(164.8)	8,400.9

(1)
Includes recoverable from reinsurers of $23.9 related to the Part VII transfer component of the RiverStone (UK) acquisition transactions (note 8).

Commission income earned on premiums ceded to reinsurers in 2019 of $652.3 (2018 – $567.4) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31, 2019	December 31, 2018
Insurance premiums receivable	3,325.0	2,949.8
Reinsurance premiums receivable	1,176.0	1,082.1
Funds withheld receivable	753.7	800.9
Other	211.0	307.5
Provision for uncollectible receivables	(30.7)	(29.6)

	5,435.0	5,110.7

Current	4,921.5	4,467.1
Non-current	513.5	643.6

	5,435.0	5,110.7

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2019	2018	2019	2018
Balance – January 1	2,949.8	2,752.3	1,082.1	1,086.4
Gross premiums written	13,167.8	11,895.0	4,343.4	3,633.3
Premiums collected	(11,516.3)	(10,344.5)	(3,288.5)	(2,772.1)
Amounts due to brokers and agents	(1,284.5)	(1,220.4)	(917.2)	(842.7)
Acquisitions of subsidiaries (note 23)	17.1	4.0	–	–
Assets held for sale (note 23)	(1.7)	–	(22.6)	–
Recovery (impairments)	(1.3)	(1.3)	0.3	(1.7)
Foreign exchange effect and other	(5.9)	(135.3)	(21.5)	(21.1)

Balance – December 31	3,325.0	2,949.8	1,176.0	1,082.1

Insurance contract payables were comprised as follows:

	December 31, 2019	December 31, 2018
Payable to reinsurers	1,469.4	1,122.2
Ceded deferred premium acquisition costs	373.2	254.8
Funds withheld payable to reinsurers	239.1	128.5
Amounts payable to agents and brokers	101.8	93.8
Accrued commissions	95.5	87.3
Accrued premium taxes	82.7	74.6
Other insurance contract payables	229.3	241.9

	2,591.0	2,003.1

Current	2,315.4	1,514.2
Non-current	275.6	488.9

	2,591.0	2,003.1

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2019	2018
Balance – January 1	1,127.3	927.5
Premium acquisition costs deferred	3,271.4	3,012.1
Amortization	(3,068.2)	(2,812.5)
Assets held for sale (note 23)	(1.7)	–
Foreign exchange effect and other	15.5	0.2

Balance – December 31	1,344.3	1,127.3

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2019	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9
Additions	316.2	–	134.9	34.8	218.6	704.5
Disposals	–	–	–	–	(1.3)	(1.3)
Amortization	–	–	(105.5)	–	(117.6)	(223.1)
Impairments(2)	(43.9)	–	–	–	(2.9)	(46.8)
Foreign exchange effect and other	22.3	–	7.6	49.5	4.5	83.9

Balance – December 31, 2019	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

Gross carrying amount	3,043.9	503.2	1,391.4	1,181.1	1,071.2	7,190.8
Accumulated amortization	–	–	(421.9)	–	(512.6)	(934.5)
Accumulated impairment	(46.6)	–	0.3	–	(15.9)	(62.2)

	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2018	2,904.7	507.9	1,047.8	1,171.4	440.7	6,072.5
Additions	136.4	–	11.2	11.9	134.9	294.4
Disposals	(227.1)	–	(8.2)	(8.5)	(4.1)	(247.9)
Amortization	–	–	(99.3)	–	(96.3)	(195.6)
Impairments	(2.6)	(4.3)	(0.2)	–	(1.2)	(8.3)
Foreign exchange effect and other	(108.7)	(0.4)	(18.5)	(78.0)	(32.6)	(238.2)

Balance – December 31, 2018	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

Gross carrying amount	2,712.3	507.5	1,247.0	1,096.8	852.8	6,416.4
Accumulated amortization	–	–	(314.0)	–	(398.6)	(712.6)
Accumulated impairment	(9.6)	(4.3)	(0.2)	–	(12.8)	(26.9)

	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2019 of $1,790.5 (December 31, 2018 – $1,700.5).

(2)
Non-cash impairment charges recorded in other expenses in the consolidated statement of earnings by the non-insurance companies and principally attributable to non-controlling interests.

Goodwill and intangible assets were allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2019			December 31, 2018
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Allied World	938.8	659.2	1,598.0	937.9	710.0	1,647.9
Recipe	279.3	1,035.5	1,314.8	261.8	984.9	1,246.7
Brit	200.2	594.2	794.4	154.3	561.1	715.4
Zenith National	317.6	99.3	416.9	317.6	107.2	424.8
Crum & Forster	188.2	111.7	299.9	185.9	108.3	294.2
Boat Rocker	93.8	154.1	247.9	61.7	62.2	123.9
AGT(1)	174.7	58.9	233.6	–	–	–
Thomas Cook India	150.6	55.8	206.4	133.4	52.7	186.1
Northbridge	92.5	90.9	183.4	87.8	76.6	164.4
Odyssey Group	119.7	62.8	182.5	119.7	57.7	177.4
AMAG Insurance	43.7	102.3	146.0	42.2	101.5	143.7
All other(2)	398.2	172.1	570.3	400.4	152.0	552.4

	2,997.3	3,196.8	6,194.1	2,702.7	2,974.2	5,676.9

(1)
AGT was acquired on April 17, 2019 as described in note 23.

(2)
Comprised primarily of balances related to Dexterra, Fairchem, Mosaic Capital, Sterling Resorts, CIG, U.S. Run-off and Pethealth.

At December 31, 2019 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe's (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2019 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using market prices inclusive of a control premium, or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by Fairfax's management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 6.8% to 12.8% for insurance and reinsurance subsidiaries and 8.4% to 15.2% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.5% to 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2019			December 31, 2018
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	367.8	1,319.9	1,687.7	374.8	867.7	1,242.5
Right-of-use assets (notes 3 and 22)	385.4	635.2	1,020.6	–	–	–
Inventories	–	694.5	694.5	–	455.5	455.5
Other revenue receivables	–	583.5	583.5	–	390.9	390.9
Finance lease receivables (notes 3 and 22)	8.8	367.1	375.9	–	–	–
Prepaid expenses	113.2	168.9	282.1	89.9	117.3	207.2
Accrued interest and dividends	195.7	10.8	206.5	162.0	11.2	173.2
Income taxes refundable	126.3	42.7	169.0	123.0	29.3	152.3
Sales tax and other taxes receivable	22.3	102.6	124.9	24.8	68.9	93.7
Prepaid losses on claims	114.4	–	114.4	98.9	–	98.9
Deferred compensation plans	87.4	–	87.4	80.5	–	80.5
Pension surplus (note 21)	51.9	–	51.9	64.0	–	64.0
Non-insurance companies' investment property (note 23)	–	–	–	–	1,157.9	1,157.9
Other	490.3	118.6	608.9	327.8	123.9	451.7

	1,963.5	4,043.8	6,007.3	1,345.7	3,222.6	4,568.3

Current	789.7	1,668.1	2,457.8	614.5	947.8	1,562.3
Non-current	1,173.8	2,375.7	3,549.5	731.2	2,274.8	3,006.0

	1,963.5	4,043.8	6,007.3	1,345.7	3,222.6	4,568.3

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2019			December 31, 2018
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Lease liabilities (notes 3 and 22)	434.3	1,062.1	1,496.4	–	–	–
Payables related to cost of sales	–	778.4	778.4	–	616.8	616.8
Salaries and employee benefit liabilities	354.9	79.7	434.6	315.1	61.2	376.3
Deferred gift card, hospitality and other revenue	21.2	351.6	372.8	24.7	336.4	361.1
Pension and post retirement liabilities (note 21)	338.8	21.8	360.6	232.0	21.1	253.1
Amounts withheld and accrued taxes	314.7	31.5	346.2	269.8	29.5	299.3
Advances and deposits from customers	–	109.6	109.6	–	55.9	55.9
Income taxes payable	47.5	30.9	78.4	58.2	21.9	80.1
Accrued legal and professional fees	57.3	11.4	68.7	61.1	10.7	71.8
Accrued interest expense	64.9	2.2	67.1	63.2	3.0	66.2
Accrued rent, storage and facilities costs	16.4	8.8	25.2	26.9	103.7	130.6
Amounts payable for securities purchased but not yet settled	6.2	–	6.2	19.2	29.8	49.0
Administrative and other	423.8	246.1	669.9	433.7	226.1	659.8

	2,080.0	2,734.1	4,814.1	1,503.9	1,516.1	3,020.0

Current	869.9	1,594.1	2,464.0	870.4	1,173.6	2,044.0
Non-current	1,210.1	1,140.0	2,350.1	633.5	342.5	976.0

	2,080.0	2,734.1	4,814.1	1,503.9	1,516.1	3,020.0

15.  Borrowings

	December 31, 2019			December 31, 2018
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
6.40% due May 25, 2021 (Cdn$400.0)(d)(1)	–	–	–	289.6	288.7	310.2
5.84% due October 14, 2022 (Cdn$450.0)(d)	343.9	345.9	373.8	326.5	329.2	352.9
4.50% due March 22, 2023 (Cdn$400.0)	308.5	307.0	326.0	292.9	290.9	301.7
4.142% due February 7, 2024(3)	85.0	85.0	85.1	–	–	–
4.875% due August 13, 2024(d)	282.5	280.0	300.8	282.5	279.5	288.2
4.95% due March 3, 2025 (Cdn$350.0)(d)	269.9	267.1	293.1	256.3	252.9	267.2
8.30% due April 15, 2026(e)	91.8	91.6	116.1	91.8	91.6	109.5
4.70% due December 16, 2026 (Cdn$450.0)	347.0	345.1	370.0	329.5	327.2	334.3
4.25% due December 6, 2027 (Cdn$650.0)	501.3	499.3	515.7	475.9	473.7	462.1
2.75% due March 29, 2028 (€750.0)	841.9	827.0	910.2	857.4	840.7	854.5
4.85% due April 17, 2028	600.0	595.2	648.9	600.0	594.6	576.3
4.23% due June 14, 2029 (Cdn$500.0)(2)	385.6	383.6	391.4	–	–	–
7.75% due July 15, 2037	91.3	90.5	113.8	91.3	90.5	106.7

	4,148.7	4,117.3	4,444.9	3,893.7	3,859.5	3,963.6

Borrowings – insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021	90.0	90.0	92.5	90.0	89.9	92.4
Allied World 4.35% senior notes due October 29, 2025	500.0	506.1	524.1	500.0	507.2	490.4
Allied World revolving credit facility and other borrowings	39.4	43.0	46.4	39.6	43.5	43.2
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.2	38.2
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	178.8	180.8	181.2	171.9	176.1	174.3
Brit floating rate revolving credit facility(4)	140.0	140.0	140.0	7.9	7.9	7.9
Advent floating rate unsecured senior notes due 2026(d)(f)	–	–	–	46.0	45.0	46.0
Advent floating rate subordinated notes due June 3, 2035(d)(f)	–	–	–	47.7	46.5	44.7
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.3	41.4	41.4	41.4

	1,028.1	1,039.6	1,063.8	983.0	995.7	978.5

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loans(5)	550.0	547.2	550.0	550.0	547.2	550.0
Fairfax India subsidiary borrowings	155.1	155.1	155.1	183.8	183.8	183.8
AGT credit facilities, senior notes and loans (note 23)(6)	435.7	432.8	433.1	–	–	–
Recipe term loans and credit facilities	413.5	410.7	410.8	328.0	326.9	326.9
Boat Rocker demand loans and revolving credit facilities	147.6	147.6	147.5	80.3	80.3	80.3
Fairfax Africa subsidiary borrowings(7)	102.4	102.4	102.4	–	–	–
Fairfax Africa credit facility	–	–	–	30.0	29.5	29.5
Grivalia Properties term loans and revolving facility (note 23)	–	–	–	254.2	254.2	254.2
Loans and revolving credit facilities primarily at floating rates	279.9	279.9	277.7	203.4	203.3	203.3

	2,084.2	2,075.7	2,076.6	1,629.7	1,625.2	1,628.0

Total debt	7,261.0	7,232.6	7,585.3	6,506.4	6,480.4	6,570.1

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument's offering document.

(e)
Not redeemable prior to the contractual maturity date.

(f)
European Run-off's borrowings at December 31, 2019 with a carrying value of $91.4 are presented as liabilities associated with assets held for sale on the consolidated balance sheet. See note 23.

During 2019 the company and its subsidiaries completed the following debt transactions:

(1)
On July 15, 2019 the company redeemed its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021 for cash consideration of $329.1 (Cdn$429.0) including accrued interest, and recognized a loss on repurchase of long term debt of $23.7 (Cdn$30.7).

(2)
On June 14, 2019 the company completed an offering of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 at an issue price of 99.952 for net proceeds after discount, commissions and expenses of $371.5 (Cdn$497.3). Commissions and expenses of $1.9 (Cdn$2.5) were included in the carrying value of the notes. On July 15, 2019 the company designated these senior notes as a hedge of a portion of its net investment in Canadian subsidiaries.

(3)
On February 7, 2019 the company completed an offering of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at an issue price of 100.0 for net proceeds of $85.0. Commissions and expenses of $0.6 were reimbursed to the company by the sole purchaser of the notes.

(4)
During 2019 Brit borrowed an additional $132.1 on its revolving credit facility.

(5)
On June 28, 2019 Fairfax India extended its $550.0 principal amount floating rate term loan for one year (with a one year extension option) and entered into a $50.0 revolving credit facility that was not borrowed on at December 31, 2019.

(6)
On April 17, 2019 the company consolidated AGT's borrowings (note 23) which primarily included a Cdn$525.0 floating rate secured senior credit facility maturing on March 16, 2020. At December 31, 2019 there was $386.9 (Cdn$501.7) borrowed on this credit facility. Subsequent to December 31, 2019 the credit facility was renewed and matures on March 15, 2021.

(7)
On January 4, 2019 Fairfax Africa consolidated CIG's borrowings which primarily included floating rate unsecured senior notes due 2020, trade finance and overdraft facilities. Refer to note 23 for details of the acquisition of CIG.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2019				2018
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	3,859.5	995.7	1,625.2	6,480.4	3,475.1	1,373.0	1,566.0	6,414.1
Cash inflows from issuances	456.5	–	302.7	759.2	1,490.7	–	664.0	2,154.7
Cash outflows from repayments	(326.5)	(0.2)	(308.5)	(635.2)	(928.8)	(317.7)	(660.6)	(1,907.1)
Net cash inflows (outflows) from credit facilities and short term loans	–	132.1	(16.9)	115.2	–	(42.2)	41.4	(0.8)
Non-cash changes:
Acquisitions(1)	–	–	687.7	687.7	–	–	218.1	218.1
Deconsolidation of subsidiary(1)	–	–	(246.2)	(246.2)	–	–	(141.6)	(141.6)
Loss on redemption	23.7	–	–	23.7	58.9	–	–	58.9
Liabilities associated with assets held for sale(1)	–	(91.4)	–	(91.4)	–	–	–	–
Foreign exchange effect and other	104.1	3.4	31.7	139.2	(236.4)	(17.4)	(62.1)	(315.9)

Balance – December 31	4,117.3	1,039.6	2,075.7	7,232.6	3,859.5	995.7	1,625.2	6,480.4

(1)
See note 23.

Principal repayments on borrowings are due as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Holding company	–	–	343.9	308.5	367.5	3,128.8	4,148.7
Insurance and reinsurance companies	140.0	90.0	–	–	–	798.1	1,028.1
Non-insurance companies	1,304.9	100.8	291.9	75.8	39.0	271.8	2,084.2

Total	1,444.9	190.8	635.8	384.3	406.5	4,198.7	7,261.0

Interest Expense

Interest expense was comprised of interest expense on borrowings of $404.2 and interest expense on accretion of lease liabilities of $67.8 (2018 – $347.1 and nil). The adoption of IFRS 16 is described in note 3.

Credit Facility – Holding company

During 2018 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders by one year to December 21, 2022. The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2019 there were no amounts borrowed on the credit facility and the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.26:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $14.4 billion, both calculated as defined in the financial covenants.

Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2019 was comprised of 1,548,000 multiple voting shares and 27,467,964 subordinate voting shares without par value prior to deducting 1,385,665 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2018 – 1,548,000, 27,717,325 and 1,228,148 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2019	2018
Subordinate voting shares – January 1	26,489,177	27,002,303
Purchases for cancellation	(249,361)	(187,476)
Treasury shares acquired	(229,189)	(415,538)
Treasury shares reissued	71,672	89,888

Subordinate voting shares – December 31	26,082,299	26,489,177
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	26,831,069	27,237,947

During 2019 the company purchased for cancellation 249,361 subordinate voting shares (2018 – 187,476) under the terms of its normal course issuer bids at a cost of $118.0 (2018 – $92.7), of which $56.2 (2018 – $46.3) was charged to retained earnings. Subsequent to December 31, 2019 and up to March 5, 2020 the company purchased for cancellation 23,568 subordinate voting shares under the terms of its normal course issuer bid at a cost of $10.0.

During 2019 the company purchased for treasury 229,189 subordinate voting shares at a cost of $104.4 (2018 – 415,538 subordinate voting shares at a cost of $214.0) on the open market for use in its share-based payment awards. Subsequent to December 31, 2019 and up to March 5, 2020 the company purchased for treasury 22,693 subordinate voting shares at a cost of $9.8 on the open market for use in its share-based payment awards. During 2019 the company granted long term incentive options, becoming exercisable only after 15 years, at the exercise price of Cdn$650.00 per share to 24 of its employees on an aggregate of 103,079 previously issued subordinate voting shares of the company purchased on the open market.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7
January 3, 2019	January 18, 2019	January 28, 2019	$10.00	$278.0
January 3, 2018	January 18, 2018	January 25, 2018	$10.00	$283.2

Preferred stock

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2019 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn$187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn$62.1	Cdn$25.00	–	4.80%
Series E	March 31, 2020	3,967,134	$90.8	Cdn$99.2	Cdn$25.00	2.91%	–
Series F	March 31, 2020	3,572,044	$81.8	Cdn$89.3	Cdn$25.00	–	3.81%
Series G	September 30, 2020	7,432,952	$175.3	Cdn$185.8	Cdn$25.00	3.32%	–
Series H	September 30, 2020	2,567,048	$60.6	Cdn$64.2	Cdn$25.00	–	4.21%
Series I	December 31, 2020	10,465,553	$251.6	Cdn$261.6	Cdn$25.00	3.71%	–
Series J	December 31, 2020	1,534,447	$36.9	Cdn$38.4	Cdn$25.00	–	4.50%
Series K	March 31, 2022	9,500,000	$231.7	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2020	9,200,000	$179.6	Cdn$230.0	Cdn$25.00	4.75%	–

			$1,335.5	Cdn$1,456.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital have remained consistent at January 1, 2018 and December 31, 2018 and December 31, 2019 except for the net conversion of 1,499,258 Series D floating rate cumulative preferred shares with aggregate carrying value of $34.1 and stated capital of Cdn$37.5 into an equal number of Series C fixed rate cumulative preferred shares on December 31, 2019.

(4)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2019 the company paid preferred share dividends of $45.8 (2018 – $45.1).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2019			December 31, 2018
	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount	Pre-tax amount	Recovery of income tax	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(423.4)	1.4	(422.0)	(405.1)	5.7	(399.4)
Share of accumulated other comprehensive loss of associates, excluding share of net losses on defined benefit plans of associates	(79.3)	(2.4)	(81.7)	(68.2)	4.1	(64.1)

	(502.7)	(1.0)	(503.7)	(473.3)	9.8	(463.5)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(147.7)	36.2	(111.5)	(49.2)	7.1	(42.1)
Share of net losses on defined benefit plans of associates	(120.9)	15.1	(105.8)	(78.0)	9.0	(69.0)
Other	(0.8)	10.1	9.3	(0.8)	10.1	9.3

	(269.4)	61.4	(208.0)	(128.0)	26.2	(101.8)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(772.1)	60.4	(711.7)	(601.3)	36.0	(565.3)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

		December 31, 2019		December 31, 2018		Net earnings (loss) attributable to non-controlling interests
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2019	2018
Allied World(1)	Bermuda	29.9%	1,256.3	32.2%	1,196.6	88.1	6.1
Fairfax India(2)	Canada	6.2%	1,117.2	6.2%	1,095.4	59.0	81.9
Recipe(3)	Canada	38.4%	437.5	43.1%	494.3	28.5	33.6
Brit(4)	U.K.	10.7%	197.4	11.1%	181.9	15.8	(1.7)
Fairfax Africa(5)	Canada	1.5%	195.6	1.7%	267.2	(41.4)	(1.6)
Thomas Cook India(6)	India	33.1%	93.8	33.1%	434.5	(186.2)	283.4
Grivalia Properties(7)	Greece	–	–	47.3%	473.1	8.5	28.6
All other(8)	–	–	231.3	–	107.4	(5.2)	11.6

			3,529.1		4,250.4	(32.9)	441.9

(1)
On April 29, 2019 Allied World paid a dividend of $126.4 (April 30, 2018 – $61.3) to its minority shareholders (OMERS, AIMCo and others). On November 30, 2019 the company made a capital contribution of $320.8 to Allied World which increased its ownership interest to 70.1% from 67.8%. During 2019 Allied World redomesticated from Switzerland to Bermuda.

(2)
Net earnings attributable to non-controlling interests of Fairfax India in 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off gain at IIFL Holdings on May 31, 2019 (note 6).

(3)
The decrease in the carrying value of Recipe's non-controlling interests at December 31, 2019 compared to December 31, 2018 primarily reflected Recipe's purchase of its common shares for cancellation ($85.3) and the company's purchase of multiple voting shares from Recipe's non-controlling interests ($20.2), partially offset by the non-controlling interests' share of Recipe's net earnings ($28.5).

(4)
On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS). During 2019 Brit received capital contributions from the company of $70.6 primarily to support its underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit increased to 89.3% from 88.9% at December 31, 2018.

(5)
The decrease in the carrying value of Fairfax Africa's non-controlling interests at December 31, 2019 compared to December 31, 2018 primarily reflected net losses at CIG and share of loss of Atlas Mara (note 6), partially offset by the consolidation of CIG (note 23).

(6)
The decrease in carrying value of Thomas Cook India's non-controlling interests at December 31, 2019 compared to December 31, 2018 and the net loss attributable to non-controlling interests during 2019 primarily reflected Thomas Cook India's spin-off of its investment in Quess to its shareholders (note 6). Net earnings attributable to non-controlling interests during 2018 primarily reflected the non-controlling interests' 33.0% share of a non-cash remeasurement gain ($889.9) related to the deconsolidation of Quess (note 23).

(7)
On May 17, 2019 the company deconsolidated Grivalia Properties upon the merger of Grivalia Properties into Eurobank (note 23).

(8)
The increase in carrying value at December 31, 2019 compared to December 31, 2018 primarily related to the acquisition of AGT (note 23) and acquisitions by Boat Rocker.

Minority voting percentages in the table above are consistent with equity interests in each subsidiary at December 31, 2019 except for Fairfax India, Recipe, and Fairfax Africa whose minority equity interests were 66.2%, 52.1%, and 38.0% respectively (December 31, 2018 – 66.3%, 56.3%, 41.3%).

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company's consolidated subsidiaries for the years ended December 31, 2019 and 2018 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading "Non-controlling interests" earlier in this note for details of those transactions.

	2019		2018
	Retained earnings	Non- controlling interests	Retained earnings	Non- controlling interests
Thomas Cook India's spin-off of its investment in Quess	–	(147.2)	–	–
Purchase of multiple voting shares from Recipe's non- controlling interests and Recipe's share repurchases	(15.5)	(105.5)	–	–
Fairfax India and Fairfax Africa share repurchases	1.7	(31.8)	–	–
Dividends paid to co-investors in Allied World and Brit	(104.1)	104.1	(86.5)	86.5
Boat Rocker issuance of preferred shares	–	20.0	–	–
Additional investments in Brit	–	–	(63.9)	(233.5)
Recipe's acquisition of The Keg	–	–	(9.3)	(79.1)
Fairfax Africa secondary public offering	–	–	3.9	86.6
Other	8.8	28.7	(29.4)	(67.2)

As presented in other net changes in capitalization in the consolidated statement of changes in equity	(109.1)	(131.7)	(185.2)	(206.7)

17.  Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2019	2018
Net earnings attributable to shareholders of Fairfax	2,004.1	376.0
Preferred share dividends	(45.8)	(45.1)

Net earnings attributable to common shareholders – basic and diluted	1,958.3	330.9

Weighted average common shares outstanding – basic	26,901,184	27,505,896
Share-based payment awards	1,159,352	890,985

Weighted average common shares outstanding – diluted	28,060,536	28,396,881

Net earnings per common share – basic	$72.80	$12.03
Net earnings per common share – diluted	$69.79	$11.65

18.  Income Taxes

The company's provision for income taxes for the years ended December 31 were comprised as follows:

	2019	2018
Current income tax:
Current year expense	175.0	144.1
Adjustments to prior years' income taxes	2.7	5.1

	177.7	149.2

Deferred income tax:
Origination and reversal of temporary differences	87.5	(108.1)
Adjustments to prior years' deferred income taxes	(17.1)	(1.6)
Other	13.4	4.7

	83.8	(105.0)

Provision for income taxes	261.5	44.2

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate, and may be significantly higher or lower. The company's earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:

	2019					2018
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	183.4	848.0	244.7	956.6	2,232.7	54.7	(78.2)	(115.4)	1,001.0	862.1
Provision for (recovery of) income taxes	79.3	23.5	24.0	134.7	261.5	47.4	(27.2)	(24.0)	48.0	44.2

Net earnings (loss)	104.1	824.5	220.7	821.9	1,971.2	7.3	(51.0)	(91.4)	953.0	817.9

(1)
Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off and other associated holding company results.

(4)
Includes companies in India, Asia and Europe (excluding the U.K.), and Allied World (the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding certain of its operations conduct business in the U.S. and the U.K.).

Increased pre-tax profitability in Canada, the U.S. and the U.K. in 2019 compared to 2018 primarily reflected improvements in investment performance. Decreased pre-tax profitability in Other in 2019 compared to 2018 primarily reflected the gain on deconsolidation of Quess in 2018, partially offset by improvements in investment performance.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2019	2018
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	591.7	228.5
Non-taxable investment income	(56.6)	(289.7)
Tax rate differential on income and losses outside Canada	(209.5)	(36.4)
Change in unrecorded tax benefit of losses and temporary differences	(90.7)	81.6
Change in tax rate for deferred income taxes	0.5	4.3
Provision (recovery) relating to prior years	(14.4)	3.5
Foreign exchange effect	(3.7)	27.4
Other including permanent differences	44.2	25.0

Provision for income taxes	261.5	44.2

Non-taxable investment income of $56.6 in 2019 and $289.7 in 2018 were principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions. Also included in 2018 was an income tax rate benefit of $235.8 related to the non-cash gain on deconsolidation of Quess, reflecting the preferential treatment of long term capital gains in India.

The tax rate differential on income and losses outside Canada of $209.5 in 2019 principally related to income taxed at lower rates in the U.S. and Barbados, and at Fairfax India, Brit, and Allied World. The tax rate differential on income and losses outside Canada of $36.4 in 2018 principally related to income taxed at lower rates at Allied World, certain subsidiaries of Fairfax India and in Barbados.

The change in unrecorded tax benefit of losses and temporary differences of an income tax rate benefit of $90.7 in 2019 (2018 – income tax rate expense of $81.6) principally reflected the recognition of U.S. foreign tax credit carryforwards of $104.0 (2018 – nil) that are expected to be utilized prior to expiration without incurring an equal amount of base erosion anti-abuse tax ("BEAT"), partially offset by deferred tax assets in Canada of $13.8 (2018 – $63.3) that were not recorded, as it was not considered probable that those losses could be utilized.

Other including permanent differences of $44.2 in 2019 included $13.4 related to a non-cash goodwill impairment charge recorded by Fairfax India. Other including permanent differences of $25.0 in 2018 primarily reflected BEAT of $17.9.

Income taxes refundable and payable were as follows:

	December 31, 2019	December 31, 2018
Income taxes refundable	169.0	152.3
Income taxes payable	(78.4)	(80.1)

Net income taxes refundable	90.6	72.2

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2019	2018
Balance – January 1	72.2	51.4
Amounts recorded in the consolidated statements of earnings	(177.7)	(149.2)
Payments made during the year	178.9	229.9
Acquisitions of subsidiaries (note 23)	6.7	7.3
Assets held for sale (note 23)	(17.1)	–
Liabilities associated with assets held for sale (note 23)	29.6	–
Deconsolidation of subsidiary (note 23)	–	(71.3)
Foreign exchange effect and other	(2.0)	4.1

Balance – December 31	90.6	72.2

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2019
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9
Amounts recorded in the consolidated statement of earnings	(11.7)	8.8	23.1	(16.0)	28.3	(181.0)	92.5	(27.8)	(83.8)
Amounts recorded in total equity	2.5	–	–	–	–	(11.4)	–	35.3	26.4
Acquisitions of subsidiaries (note 23)	22.9	–	–	–	(29.5)	–	–	(58.3)	(64.9)
Assets held for sale (note 23)	–	–	–	–	–	0.8	–	(3.0)	(2.2)
Foreign exchange effect and other	(1.9)	1.8	–	0.2	(7.4)	4.7	(0.4)	5.5	2.5

Balance – December 31	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9

	2018
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	187.7	131.3	91.9	(66.7)	(443.5)	177.5	118.1	184.5	380.8
Amounts recorded in the consolidated statement of earnings	(67.6)	5.3	5.5	(15.6)	11.2	128.8	1.1	36.3	105.0
Amounts recorded in total equity	5.0	–	–	–	–	7.6	–	13.9	26.5
Acquisitions of subsidiaries (note 23)	1.4	–	(0.8)	1.4	(4.7)	–	–	9.1	6.4
Deconsolidation of subsidiary (note 23)	(6.1)	–	–	–	4.2	–	–	(15.3)	(17.2)
Foreign exchange effect and other	(13.0)	(1.9)	0.2	(0.2)	13.2	1.0	(0.3)	(2.6)	(3.6)

Balance – December 31	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2019 related to tax credits, provision for losses and loss adjustment expenses, investments, provision for unearned premiums, and operating and capital losses, partially offset by a deferred income tax liability related to intangible assets. The temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred taxes on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Northbridge, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred taxes include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2019 deferred income tax assets of $814.7 (December 31, 2018 – $857.8) related principally to operating and capital losses and U.S. foreign tax credits that have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,863.5 (December 31, 2018 – $1,570.1), losses in Europe of $495.8 (December 31, 2018 – $613.4), losses in the U.S. of $46.1 (December 31, 2018 – $45.9), losses at Allied World of $359.4 across various jurisdictions (December 31, 2018 – $363.5) and U.S. foreign tax credits of $55.0 (December 31, 2018 – $159.0). The losses in Canada expire between 2026 and 2039. The losses and foreign tax credits in the U.S. expire between 2020 and 2032. Substantially all of the losses in Europe do not have an expiry date. Allied World's losses are primarily in the U.K. and Asia, with no expiry date, while the remainder expire between 2022 and 2037.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.5 billion at December 31, 2019 (December 31, 2018 – $3.2 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company's insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2019 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $282.3 (2018 – $415.2).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2019, the maximum dividend capacity available in 2020 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2019
Allied World	798.7
Odyssey Group	347.6
Crum & Forster(1)	140.6
Brit	138.8
Northbridge(1)	132.6
Zenith National	66.9

1,625.2

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World and Brit have a dividend in priority to the company.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment in 2018 as described above.

Other

Subsidiaries of the company, in the ordinary course of their business, are defendants in several damage suits and have been named as third parties in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and cash equivalents of $232.2 and securities with a fair value of $1,264.9 at December 31, 2019 as capital to support those underwriting activities. Additionally, Advent and Riverstone (UK) have pledged cash and cash equivalents of $9.2 and securities with a fair value of $175.5 at December 31, 2019 which are included in assets held for sale on the consolidated balance sheet. Pledged securities primarily consist of bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2019 was $988.5.

Pursuant to the sale of the company's 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") on December 28, 2017, the company agreed to guarantee the sufficiency of First Capital's loss reserves as at the sale date and will receive (return) sale consideration equal to any favourable (adverse) development on these loss reserves as of December 31, 2023. During 2019 pursuant to an actuarial report independent of both Fairfax and Mitsui Sumitomo the company estimated it will receive additional sale consideration of $33.9 as a result of favourable loss reserve development, which was recorded as net gains on investment in the consolidated statement of earnings.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit pension plans		Defined benefit post retirement plans
	2019	2018	2019	2018
Benefit obligation	(789.4)	(803.7)	(125.4)	(112.3)
Fair value of plan assets	605.8	726.9	–	–

Funded status of plans – deficit	(183.6)	(76.8)	(125.4)	(112.3)
Impact of asset ceiling	0.3	–	–	–

Net accrued liability(1)	(183.3)	(76.8)	(125.4)	(112.3)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.0%	3.6%	3.3%	4.2%
Rate of compensation increase	2.6%	2.7%	3.6%	3.6%
Health care cost trend	–	–	4.5%	4.6%
(1)
The defined benefit pension plan net accrued liability at December 31, 2019 of $183.3 (December 31, 2018 – $76.8) was comprised of pension surpluses of $51.9 and pension deficits of $235.2 (December 31, 2018 – $64.0 and $140.8). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2019	2018
Defined benefit pension plan expense	18.8	26.8
Defined contribution pension plan expense	53.1	50.3
Defined benefit post retirement plan expense	8.4	9.7

	80.3	86.8

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2019	2018
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	18.8	(69.2)
Actuarial net gains (losses) on benefit obligations	(109.9)	74.1

	(91.1)	4.9
Defined benefit post retirement plans – actuarial net gains (losses) on benefit obligations	(8.0)	7.3

	(99.1)	12.2

During 2019 the company contributed $36.8 (2018 – $28.8) to its defined benefit pension and post retirement plans, and expects to contribute $19.3 in 2020.

22.  Leases

Changes in the company's right-of-use assets for the year ended December 31 were as follows:

	2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Balance – January 1	418.9	632.5	1,051.4
Additions	59.9	73.2	133.1
Disposals	(8.3)	(1.6)	(9.9)
Depreciation(1)	(69.3)	(109.4)	(178.7)
Acquisitions of subsidiaries (note 23)	4.4	16.2	20.6
Assets held for sale (note 23)	(22.9)	–	(22.9)
Foreign exchange effect and other	2.7	24.3	27.0

Balance – December 31 (note 13)	385.4	635.2	1,020.6

(1)
Recorded in operating expenses and other expenses in the consolidated statement of earnings.

The maturity profile of the company's lease liabilities was as follows:

	December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Less than one year	78.0	209.4	287.4
One to two years	72.0	193.1	265.1
Two to three years	63.2	163.8	227.0
Three to four years	54.7	136.5	191.2
Four to five years	48.8	115.6	164.4
More than five years	240.8	428.5	669.3

Undiscounted lease liabilities	557.5	1,246.9	1,804.4

Lease liabilities – discounted (note 14)	434.3	1,062.1	1,496.4

Weighted average incremental borrowing rate	4.6%	4.6%	4.6%

During 2019 the company recognized in the consolidated statement of earnings interest expense of $67.8 on lease liabilities (note 15) and short-term and low value lease costs of $78.0 (note 26).

The maturity profile of the company's finance lease receivables was as follows:

	December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total
Less than one year	1.7	72.0	73.7
One to two years	1.7	66.9	68.6
Two to three years	1.8	59.3	61.1
Three to four years	1.6	49.6	51.2
Four to five years	0.7	41.4	42.1
More than five years	4.0	130.2	134.2

Undiscounted finance lease receivables	11.5	419.4	430.9
Unearned finance income	2.7	52.3	55.0

Finance lease receivables (note 13)	8.8	367.1	375.9

During 2019 the company recognized interest revenue on finance lease receivables of $14.7 in other revenue in the consolidated statement of earnings.

23.  Acquisitions and Divestitures

Subsequent to December 31, 2019

Contribution of European Run-off to a joint venture

On December 20, 2019 the company entered into an agreement to contribute its wholly owned European Run-off group ("European Run-off") to RiverStone Barbados Limited ("RiverStone Barbados"), a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. Pursuant to the agreement, OMERS will subscribe for a 40.0% equity interest in RiverStone Barbados for cash consideration of approximately $597. At the closing date the company will deconsolidate European Run-off from the Run-off reporting segment and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The company will have the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Assets held for sale and liabilities associated with assets held for sale as presented on the company's consolidated balance sheet at December 31, 2019 were comprised of the assets and liabilities of European Run-off as follows:

	European Run-off	Intercompany reinsurance(1)	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Insurance contract receivables	53.1	8.2	–	61.3
Portfolio investments(2)	2,688.7	–	(313.4)	2,375.3
Deferred premium acquisition costs	1.9	(0.2)	–	1.7
Recoverable from reinsurers	642.0	(382.0)	–	260.0
Deferred income taxes	2.2	–	–	2.2
Other assets	351.2	–	(266.1)	85.1

	3,739.1	(374.0)	(579.5)	2,785.6

Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	77.6	–	(10.5)	67.1
Short sale and derivative obligations	2.0	–	–	2.0
Insurance contract payables	49.5	(11.7)	–	37.8
Insurance contract liabilities	2,340.7	(503.9)	–	1,836.8
Borrowings – insurance and reinsurance companies	91.4	–	–	91.4

	2,561.2	(515.6)	(10.5)	2,035.1

(1)
Primarily reflects reinsurance with Wentworth and investments in Fairfax subsidiaries.

(2)
Includes cash and cash equivalents of $283.7. See note 27.

Year ended December 31, 2019

Acquisition of Universalna

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development. The assets, liabilities and results of operations of Fairfax Ukraine were consolidated in the Insurance and Reinsurance – Other reporting segment.

Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company continues to account for its investment in Eurobank as a common stock at FVTPL due to regulatory restrictions on the company's ability to affect the relevant activities of Eurobank. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Privatization of AGT Food and Ingredients Inc.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value.

Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. The assets, liabilities and results of operations of AGT were consolidated in the Non-insurance companies reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.

Acquisition of AXA operations in Ukraine

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. The assets, liabilities and results of operations of ARX Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Additional investment in Consolidated Infrastructure Group

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Non-insurance companies reporting segment.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates. Provisionally recorded amounts primarily include intangible assets, deferred income taxes, and goodwill.

	AGT		Other(1)
Acquisition date	April 17, 2019		Throughout 2019
Percentage of common shares acquired	69.9%
Assets:
Insurance contract receivables	–		16.9
Portfolio investments	113.0	(2)	220.3	(2)
Recoverable from reinsurers	–		17.6
Deferred income taxes	–		0.8
Goodwill and intangible assets	240.9	(3)	285.4	(4)
Other assets	878.9	(5)	328.4

	1,232.8		869.4

Liabilities:
Accounts payable and accrued liabilities	161.9		282.6
Short sale and derivative obligations	50.3		–
Insurance contract payables	–		8.3
Insurance contract liabilities	–		93.2
Deferred income taxes	42.9		18.1
Borrowings – non-insurance companies	535.9		148.5

	791.0		550.7
Settlement of pre-existing interests	114.3	(6)	–
Non-controlling interests	98.5	(7)	36.7	(7)
Purchase consideration	229.0		281.2
Excess of fair value of net assets acquired over purchase consideration	–		0.8

	1,232.8		869.4

(1)
Comprised primarily of the acquisitions of Universalna and ARX Insurance, the consolidation of CIG by Fairfax Africa, the consolidation of Ambridge Partners by Brit (note 6) and incremental acquisitions by Boat Rocker and Thomas Cook India.

(2)
Includes subsidiary cash and cash equivalents at AGT of $111.5 and at other subsidiaries of $144.5.

(3)
Comprised of goodwill of $175.5 and intangible assets of $65.4 (primarily brand names of $34.7 and customer relationships of $16.9).

(4)
Comprised of goodwill of $146.1 and intangible assets of $139.3 (primarily customer relationships of $42.6 at Brit and $46.0 at Boat Rocker).

(5)
Primarily comprised of premises and equipment of $442.6 (principally vehicles and heavy machinery of $200.4 and buildings of $108.3), accounts receivable of $198.1 and inventory of $148.3.

(6)
Comprised of the company's pre-existing investments in AGT preferred shares of $108.6 and AGT warrants of $5.7 which were considered settled at fair value on the acquisition date.

(7)
Non-controlling interest was measured at fair value at AGT and as the proportionate share of the identifiable net assets acquired at other subsidiaries.

Year ended December 31, 2018

Reorganization of ownership interests in Sporting Life Inc. and Golf Town Limited

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company held a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

Additional investments in Brit Limited

On July 5, 2018 Brit used the proceeds from a $264.6 capital contribution from the company to purchase an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and to pay an accrued dividend of $12.8 on the shares purchased. Subsequent to this transaction, the company's ownership interest in Brit was 88.0%. On December 14, 2018 the company increased its ownership interest in Brit to 88.9% through a capital contribution of $126.0 to support Brit's 2019 underwriting plans.

Additional investment in Fairfax Africa Holdings Corporation

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, which raised gross proceeds of $150.7 (net proceeds of $148.3 after commissions and expenses). The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases. These transactions collectively decreased the company's ownership interest and voting interest in Fairfax Africa from 64.2% and 98.8% at December 31, 2017 to 59.2% and 98.3% at December 31, 2018 respectively, and resulted in an increase in non-controlling interests of $86.6 and a dilution gain of $3.9, which are included in other net changes in capitalization in the consolidated statement of changes in equity.

Acquisition of Toys "R" Us (Canada) Ltd.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada. The assets, liabilities and results of operations of Toys "R" Us Canada were consolidated in the Non-insurance companies reporting segment.

Receipt of Fairfax India Performance Fee

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 the company received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Acquisition of certain businesses of Carillion Canada Inc.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments. The assets, liabilities and results of operations of Dexterra were consolidated in the Non-insurance companies reporting segment.

Deconsolidation of Quess Corp Limited

On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting. The deconsolidation of Quess from the Non-insurance companies reporting segment reduced non-controlling interests by $212.5 which was included in deconsolidation of subsidiary in the consolidated statement of changes in equity. On December 9, 2019 Thomas Cook India completed a non-cash spin-off of Quess and recorded a non-cash impairment loss of $190.6. See note 6.

Sale of Keg Restaurants Ltd. to Recipe Unlimited Corporation (formerly Cara Operations Limited)

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe for consideration of $74.6 (Cdn $94.7), comprised of cash of $7.9 (Cdn $10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. The company recorded the sale of its ownership interest in The Keg to Recipe as a business combination between entities under common control using predecessor values whereby the company's carrying values for the assets and liabilities of The Keg at the date of the transaction were added to those of Recipe's, with no change to the company's consolidated financial statements. Recipe's acquisition of the remaining 49.0% ownership interest in The Keg was recorded as an equity transaction, with the excess of consideration paid over the carrying value of non-controlling interests in The Keg included in other net changes in capitalization in the consolidated statement of changes in equity. During 2019 Recipe estimated that it may be required to pay an additional $15.4 (Cdn$20.0) of cash consideration to the other former shareholders of The Keg pursuant to the achievement of certain financial objectives within the first three years subsequent to closing.

Acquisition of AIG operations in Uruguay

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay (subsequently renamed SBI Seguros Uruguay S.A. ("SouthBridge Uruguay")) for cash consideration of $5.9. The assets, liabilities and results of operations of SouthBridge Uruguay were consolidated in the Insurance and Reinsurance – Other reporting segment.

	Toys "R" Us Canada		Other(1)
Acquisition date	May 31, 2018		Throughout 2018
Percentage of common shares acquired	100.0%
Assets:
Insurance contract receivables	–		4.1
Portfolio investments	9.1	(2)	30.5
Recoverable from reinsurers	–		10.0
Deferred income taxes	11.3		1.6
Goodwill and intangible assets(3)	16.8		193.7
Other assets	415.8		130.5

	453.0		370.4

Liabilities:
Accounts payable and accrued liabilities	166.4		105.0
Deferred income taxes	12.4		1.8
Insurance contract payables	–		2.6
Insurance contract liabilities	–		13.9
Borrowings – non-insurance companies	195.9		23.3

	374.7		146.6
Non-controlling interests	–		4.0
Purchase consideration	41.1		218.4
Excess of fair value of net assets acquired over purchase consideration	37.2		1.4

	453.0		370.4

(1)
Comprised primarily of the acquisitions of Dexterra and SouthBridge Uruguay, and incremental acquisitions by Boat Rocker, Recipe and Pethealth.

(2)
Comprised of subsidiary cash and cash equivalents.

(3)
Comprised of goodwill of $140.5 and intangible assets of $70.0 (primarily customer relationships of $21.5, brand names of $15.3 and media content and non-compete agreements at Boat Rocker of $12.1).

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2019 compared to those identified at December 31, 2018, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's Chief Operating Officer reports on risk considerations to the company's Executive Committee and provides a quarterly report on key risk exposures to the company's Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company's risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2019 compared to December 31, 2018.

Principal lines of business

The company's principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

  •
  Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company's concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2019 by line of business was comprised of property of $1,471.5 (2018 – $1,267.2), casualty of $1,842.9 (2018 – $1,443.4) and specialty of $361.2 (2018 – $386.7).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Property	853.5	732.6	3,087.9	2,704.3	710.4	634.5	1,669.4	1,495.8	6,321.2	5,567.2
Casualty	805.4	695.4	6,903.4	6,082.3	411.6	384.5	1,424.6	1,210.8	9,545.0	8,373.0
Specialty	177.6	164.6	597.7	619.8	237.6	215.3	632.1	588.4	1,645.0	1,588.1

Total	1,836.5	1,592.6	10,589.0	9,406.4	1,359.6	1,234.3	3,726.1	3,295.0	17,511.2	15,528.3

Insurance	1,724.5	1,492.5	8,389.9	7,439.7	676.1	692.4	2,377.3	2,270.4	13,167.8	11,895.0
Reinsurance	112.0	100.1	2,199.1	1,966.7	683.5	541.9	1,348.8	1,024.6	4,343.4	3,633.3

	1,836.5	1,592.6	10,589.0	9,406.4	1,359.6	1,234.3	3,726.1	3,295.0	17,511.2	15,528.3

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severities and frequencies, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes and rising claims costs are currently elevating reinsurance pricing, which has affected the company's reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant current period catastrophe losses suffered by the industry in 2017 and 2018, capital adequacy within the reinsurance market remains strong and alternative forms of reinsurance capacity continue to be available. As a result, reinsurance pricing of loss affected business has increased while non-loss affected property has increased to a lesser extent. The company remains opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily foreign currency forward contracts, total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2019 compared to December 31, 2018.

The company's gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31, 2019	December 31, 2018
Cash and short term investments	10,703.6	7,361.3
Investments in debt instruments:
U.S. sovereign government(1)	5,610.8	10,464.0
Other sovereign government rated AA/Aa or higher(1)(2)	1,090.4	1,368.1
All other sovereign government(3)	1,230.0	1,189.9
Canadian provincials	2.9	51.9
U.S. states and municipalities	216.5	363.2
Corporate and other	8,164.8	7,124.4
Receivable from counterparties to derivative contracts	85.2	168.2
Insurance contract receivables	5,435.0	5,110.7
Recoverable from reinsurers	9,155.8	8,400.9
Other assets	1,645.0	1,253.3

Total gross credit risk exposure	43,340.0	42,855.9

(1)
Representing together 17.2% of the company's total investment portfolio at December 31, 2019 (December 31, 2018 – 30.5%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Canada, Hong Kong, Singapore and Australia with fair values at December 31, 2019 of $664.4, $105.9, $99.4 and $89.0 respectively (December 31, 2018 – $964.7, $86.4, $54.4 and $93.6).

(3)
Comprised primarily of bonds issued by the governments of India, Spain and Poland with fair values at December 31, 2019 of $519.0, $218.2 and $149.6 respectively (December 31, 2018 – $527.5, $210.6 and $127.4).

The company had income taxes refundable of $169.0 at December 31, 2019 (December 31, 2018 – $152.3) that are considered to have nominal credit risk and are not included in the table above.

Cash and short term investments

The company's cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2019, 83.5% of these balances were held in Canadian and U.S. financial institutions, 11.0% in European financial institutions and 5.5% in other foreign financial institutions (December 31, 2018 – 79.5%, 13.0% and 7.5% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2019			December 31, 2018
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	6,795.2	6,820.4	41.8	11,931.0	11,920.5	58.1
AA/Aa	870.0	881.8	5.4	1,107.6	1,115.3	5.4
A/A	2,979.4	3,008.0	18.4	2,214.0	2,184.7	10.6
BBB/Baa	3,059.6	3,206.2	19.7	2,583.1	2,641.8	12.8
BB/Ba	121.9	135.0	0.8	125.0	131.8	0.6
B/B	59.9	61.6	0.4	87.8	79.7	0.4
Lower than B/B	31.6	16.4	0.1	27.6	27.5	0.1
Unrated(1)	2,125.8	2,186.0	13.4	2,412.4	2,460.2	12.0

Total	16,043.4	16,315.4	100.0	20,488.5	20,561.5	100.0

(1)
Comprised primarily of the fair value of the company's investments in Seaspan Corporation of $483.4 (December 31, 2018 – $242.9), Blackberry Limited of $442.1 (December 31, 2018 – $512.4), Chorus Aviation Inc. of $155.8 (December 31, 2018 – $138.6), EXCO Resources, Inc. of nil (December 31, 2018 – $504.6) and Sanmar Chemicals Group of nil (December 31, 2018 – $392.8).

At December 31, 2019, 85.3% (December 31, 2018 – 86.9%) of the fixed income portfolio's carrying value was rated investment grade or better, with 47.2% (December 31, 2018 – 63.5%) rated AA or better (primarily consisting of government bonds). The decrease in the fair value of bonds rated AAA/Aaa primarily reflected net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, and the reclassification of bonds at European Run-off to assets held for sale. The increase in bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality U.S. corporate bonds of $664.5 and $708.3, partially offset by the reclassification of bonds at European Run-off to assets held for sale. The decrease in unrated bonds was primarily due to the settlement of bonds issued by EXCO Resources, Inc. and Sanmar Chemicals Group (note 6), partially offset by net purchases of unrated private placement corporate bonds of $492.4.

At December 31, 2019 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,201.5 (December 31, 2018 – $3,079.6), which represented approximately 8.2% (December 31, 2018 – 7.9%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2019 was $483.4 (December 31, 2018 – $512.4), which represented approximately 1.2% (December 31, 2018 – 1.3%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31, 2019	December 31, 2018
Total derivative assets(1)	85.2	168.2
Obligations that may be offset under net settlement arrangements	(19.2)	(83.4)
Fair value of collateral deposited for the benefit of the company(2)	(14.2)	(17.9)
Excess collateral pledged by the company in favour of counterparties	1.9	26.1
Initial margin not held in segregated third party custodian accounts	–	2.0

Net derivative counterparty exposure after net settlement and collateral arrangements	53.7	95.0

(1)
Excludes equity warrants, equity warrant forward contracts, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of $1.9 at December 31, 2019 (December 31, 2018 – $1.5).

Collateral deposited for the benefit of the company at December 31, 2019 consisted of cash of $5.3 and government securities of $10.8 (December 31, 2018 – $1.1 and $18.3). The company had not exercised its right to sell or repledge collateral at December 31, 2019.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2019 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual and group reinsurance exposures across the group. Most of the reinsurance balances for reinsurers rated B++ or lower were inherited by the company on acquisition of a subsidiary. The company's single largest recoverable from reinsurer (Munich Reinsurance Company) represented 6.4% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2019 (December 31, 2018 – 6.7%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2019 compared to December 31, 2018, primarily reflecting an increase in reinsurance recoverables at Allied World (due to higher business volume and increased use of reinsurance) and Fairfax Latam (primarily reflecting losses ceded to reinsurers related to the Chilean Riots). Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2019			December 31, 2018
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	357.1	28.8	328.3	369.8	28.9	340.9
A+	5,005.9	351.9	4,654.0	4,225.2	264.8	3,960.4
A	2,567.7	106.0	2,461.7	2,255.2	85.5	2,169.7
A-	217.7	9.7	208.0	247.9	9.6	238.3
B++	18.1	1.2	16.9	32.4	10.5	21.9
B+	3.9	0.4	3.5	1.5	0.3	1.2
B or lower	11.0	1.4	9.6	10.3	1.8	8.5
Not rated	941.1	524.3	416.8	1,139.6	673.4	466.2
Pools and associations	194.8	6.5	188.3	283.8	3.7	280.1

	9,317.3	1,030.2	8,287.1	8,565.7	1,078.5	7,487.2
Provision for uncollectible reinsurance	(161.5)		(161.5)	(164.8)		(164.8)

Recoverable from reinsurers	9,155.8		8,125.6	8,400.9		7,322.4

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

The holding company's known significant commitments for 2020 consist of payment of a common share dividend of $275.7 ($10.00 per common share, paid in January 2020), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at December 31, 2019 of $1,098.6 provides adequate liquidity to meet the holding company's known commitments in 2020. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from the $2.0 billion unsecured revolving credit facility as described in note 15. Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2019 portfolio investments, net of short sale and derivative obligations, was $37.9 billion (December 31, 2018 – $37.3 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests and other invested assets. At December 31, 2019 these asset classes represented approximately 12.6% (December 31, 2018 – 13.3%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India and Fairfax Africa together held investments that may lack liquidity or are inactively traded with a carrying value of $1,415.3 at December 31, 2019 (December 31, 2018 – $1,406.7).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2019 the insurance and reinsurance subsidiaries received net cash of $30.7 (2018 – paid net cash of $61.8) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

The Non-insurance companies have principal repayments coming due in 2020 of $1,304.9 primarily related to Fairfax India's term loan, AGT's credit facilities (which were renewed subsequent to December 31, 2019 and mature in 2021) and CIG's long term notes. Borrowings of the Non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2019
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,321.1	799.9	798.1	426.0	853.2	4,198.3
Insurance contract payables(3)	717.2	1,294.8	133.2	9.6	63.0	2,217.8
Provision for losses and loss adjustment expenses	2,475.6	5,325.9	8,490.8	4,619.5	7,588.4	28,500.2
Borrowings – holding company and insurance and reinsurance companies:
Principal	–	140.0	433.9	676.0	3,926.9	5,176.8
Interest	53.1	180.5	456.4	391.1	648.0	1,729.1
Borrowings – non-insurance companies:
Principal	533.4	771.5	392.7	114.8	271.8	2,084.2
Interest	59.9	45.4	60.4	38.4	113.9	318.0

	5,160.3	8,558.0	10,765.5	6,275.4	13,465.2	44,224.4

	December 31, 2018
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(2)	1,118.3	576.0	251.7	98.8	204.8	2,249.6
Insurance contract payables(3)	653.3	652.6	360.6	5.2	76.6	1,748.3
Provision for losses and loss adjustment expenses	2,385.8	5,428.5	8,292.1	4,578.1	8,397.2	29,081.7
Borrowings – holding company and insurance and reinsurance companies:
Principal	0.1	8.1	380.2	620.0	3,868.3	4,876.7
Interest	53.5	177.7	451.4	391.4	783.2	1,857.2
Borrowings – non-insurance companies:
Principal	159.5	866.7	356.0	157.9	89.6	1,629.7
Interest	20.1	39.3	43.7	22.1	63.5	188.7

	4,390.6	7,748.9	10,135.7	5,873.5	13,483.2	41,631.9

(1)
Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities is based on undiscounted balances (note 22).

(2)
Excludes lease commitments in addition to the items described in the preceding footnote.

(3)
Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2019				December 31, 2018
	Less than 3 months	3 months to 1 year	More than 1 year	Total	Less than 3 months	3 months to 1 year	More than 1 year	Total
Equity total return swaps – short positions	58.0	26.6	–	84.6	13.4	–	–	13.4
Equity total return swaps – long positions	–	3.0	–	3.0	51.7	–	–	51.7
U.S. treasury bond forward contracts	1.7	–	–	1.7	30.4	–	–	30.4
Foreign currency forward and swap contracts	59.3	1.9	53.3	114.5	45.7	8.0	–	53.7
Other derivative contracts	1.6	0.4	0.1	2.1	–	–	0.3	0.3

	120.6	31.9	53.4	205.9	141.2	8.0	0.3	149.5

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2019 the company's investment portfolio included fixed income securities with an aggregate fair value of approximately $16.3 billion (December 31, 2018 – $20.6 billion) that is subject to interest rate risk.

The company's exposure to interest rate risk decreased during 2019 due to decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, and the settlement of bonds issued by EXCO Resources, Inc. and Sanmar Chemicals Group (note 6), partially offset by net purchases of high quality U.S. corporate bonds of $1,370.4. To reduce its exposure to interest rate risk (primarily exposure to long-dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2019 compared to December 31, 2018.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2019			December 31, 2018
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	15,752.1	(463.3)	(3.5)	19,902.5	(541.1)	(3.2)
100 basis point increase	16,018.9	(243.6)	(1.8)	20,227.4	(274.3)	(1.6)
No change	16,315.4	–	–	20,561.5	–	–
100 basis point decrease	16,712.8	326.8	2.4	20,915.6	290.4	1.7
200 basis point decrease	17,162.3	695.8	5.2	21,282.1	590.6	3.5
(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. There were no significant changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2019 compared to December 31, 2018.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2019 and 2018 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value of December 31, 2019 of $5,330.0 (December 31, 2018 – $4,522.4) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2019		December 31, 2018		Year ended December 31, 2019	Year ended December 31, 2018
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)(2)	5,768.6	5,768.6	5,148.2	5,148.2	915.9	(386.2)
Preferred stocks – convertible(3)	20.7	20.7	17.7	17.7	0.9	2.9
Bonds – convertible	667.6	667.6	595.6	595.6	1.4	(171.3)
Investments in associates(3)(4)	5,330.0	4,327.9	4,522.4	4,309.0	0.7	138.9
Deconsolidation of non-insurance companies(5)(6)	–	–	–	–	171.3	889.9
Derivatives and other invested assets:
Equity total return swaps – long positions	406.3	8.1	390.3	(46.9)	20.5	(86.3)
Equity warrant forward contracts(7)	–	–	316.6	38.4	45.4	113.9
Equity warrants and call options(7)	200.3	200.3	79.8	79.8	123.9	(69.9)

Total equity and equity related holdings	12,393.5	10,993.2	11,070.6	10,141.8	1,280.0	431.9

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(369.8)	(84.6)	(414.4)	8.9	(45.0)	(33.9)
Equity index total return swaps – short positions	–	–	–	–	–	(4.3)
Other	–	–	–	–	(12.8)	–

	(369.8)	(84.6)	(414.4)	8.9	(57.8)	(38.2)

Net equity exposures and financial effects	12,023.7		10,656.2		1,222.2	393.7

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value at December 31, 2019 of $175.6 (December 31, 2018 – $150.3) when measuring its equity and equity-related exposure.

(2)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(3)
Excludes the company's insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(4)
On October 31, 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn $76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn $22.7) respectively.

(5)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(6)
On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(7)
Includes the Seaspan warrants and forward contracts described in note 6.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2019 and 2018. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2019			December 31, 2018
	Fair value of equity and equity- related holdings	Hypothetical $ change in net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change in net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	7,329.1	532.5	9.5	6,807.2	498.3	9.4
5% increase	7,010.7	265.7	4.7	6,510.9	244.9	4.6
No change	6,693.7	–	–	6,224.0	–	–
5% decrease	6,377.9	(264.4)	(4.7)	5,929.9	(251.3)	(4.7)
10% decrease	6,063.7	(527.5)	(9.4)	5,645.7	(493.8)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as they are considered long term strategic holdings.

At December 31, 2019 the company's ten largest holdings within common stocks totaled $3,407.0 or 8.7% of the total investment portfolio (December 31, 2018 – $2,681.1 or 6.9%). The largest single holding within common stocks at December 31, 2019 was the company's investment in Eurobank (note  23) at $1,164.4 or 3.0% of the total investment portfolio (December 31, 2018 – $497.1 or 1.3%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2019 these contracts have a remaining weighted average life of 2.8 years (December 31, 2018 – 3.6 years), a notional amount of $99.8 billion (December 31, 2018 – $114.4 billion) and a fair value of $6.7 (December 31, 2018 – $24.9). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2019 the company recorded net losses of $12.3 (2018 – net losses of $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured. At December 31, 2019 CPI-linked derivative contracts with a notional amount of $12.1 billion and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom were included in assets held for sale on the consolidated balance sheet.

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. The company's exposure to foreign currency risk was not significantly different at December 31, 2019 compared to December 31, 2018.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2019 the company has designated the carrying value of Cdn$2,796.1 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,270.0 (December 31, 2018 – principal amount of Cdn$2,691.5 with a fair value of $2,028.4) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2019 the company recognized pre-tax losses of $105.6 (2018 – pre-tax gains of $166.3) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

At December 31, 2019 the company has designated the carrying value of €277.0 principal amount of its euro denominated unsecured senior notes with a fair value of $336.2 (December 31, 2018 – principal amount of €750.0 with a fair value of $854.5) as a hedge of its net investment in European operations with a euro functional currency. The decrease in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2019 was due to the deconsolidation of Grivalia Properties (note 23) which reduced the company's net investment in European operations with a euro functional currency. During 2019 the company recognized pre-tax losses of $35.3 (2018 – pre-tax gains of $57.1) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains on investments in the company's consolidated statements of earnings for the years ended December 31 were as follows:

	2019	2018
Net gains (losses) on investments:
Investing activities	(68.0)	(171.3)
Underwriting activities	5.6	31.6
Foreign currency contracts	(1.3)	7.9

Foreign currency net losses	(63.7)	(131.8)

Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies. Foreign currency net losses on investing activities during 2018 primarily reflected strengthening of the U.S. dollar relative to the Indian rupee and the euro.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2019 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Pre-tax earnings (loss)	12.7	0.1	(57.3)	37.8	(5.7)	15.6	(108.0)	(105.8)	(77.3)	(96.9)	(235.6)	(149.2)
Net earnings (loss)	9.6	(1.3)	(52.3)	31.8	(2.4)	12.6	(93.8)	(95.0)	(57.5)	(74.3)	(196.4)	(126.2)
Pre-tax other comprehensive income (loss)	(113.6)	(137.2)	30.2	(13.8)	(125.5)	(98.5)	(275.4)	(308.7)	(124.3)	(99.5)	(608.6)	(657.7)
Other comprehensive income (loss)	(116.8)	(134.9)	40.9	(4.9)	(124.7)	(98.1)	(254.2)	(305.7)	(119.1)	(93.4)	(573.9)	(637.0)

The hypothetical impact in 2019 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Primarily net liabilities at Odyssey Group, partially offset by net assets at Allied World (principally related to portfolio investments and operational exposure). Odyssey Group entered into foreign currency forward contracts which were used as economic hedges of its operational exposure (including the net investment in its Canadian branch where the net assets are translated through other comprehensive income).

  Euro:    Primarily net assets at Odyssey Group, Crum and Forster, Allied World and Group Re (principally related to portfolio investments and operational exposure).

  British pound sterling:    Primarily net assets at Odyssey Group, Brit, Zenith National and Non-insurance companies, partially offset by net liabilities at Allied World (principally related to portfolio investments and operational exposure, partially offset by foreign currency forward contracts used as economic hedges of operational exposure).

  Indian rupee:    Portfolio investments held broadly across the company.

  All other currencies:    Primarily U.S. dollar, Egyptian pound and Singapore dollar net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group's Paris branch and Newline syndicate and Allied World), partially offset by certain net liabilities at Fairfax India (primarily U.S. dollar borrowings).

The hypothetical impact in 2019 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net liabilities in Odyssey Group's Paris branch and the impact of the hedge of net investment in European operations, partially offset by investments in associates (primarily Eurolife and Astarta) and the net investment in Colonnade Insurance. The exposure changed during 2019 primarily due to the deconsolidation of Grivalia Properties.

  British pound sterling:    Net investments in RiverStone (UK) at European Run-off and Odyssey Group's Newline syndicate.

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India, and Fairfax's investment in Quess. The exposure decreased during 2019 primarily reflecting the spin-off of Thomas Cook India's investment in Quess to its minority shareholders.

  All other currencies:    Net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian florint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT's net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance, South African rand at Fairfax Africa's associates and Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2019, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,139.8 compared to $23,845.6 at December 31, 2018. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6	1,550.6	1,098.6	1,550.6

Borrowings – holding company	4,117.3	3,859.5	4,117.3	3,859.5
Borrowings – insurance and reinsurance companies	1,039.6	995.7	1,039.6	995.7
Borrowings – non-insurance companies	2,075.7	1,625.2	–	–

Total debt	7,232.6	6,480.4	5,156.9	4,855.2

Net debt(1)	6,134.0	4,929.8	4,058.3	3,304.6

Common shareholders' equity	13,042.6	11,779.3	13,042.6	11,779.3
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,529.1	4,250.4	1,519.8	1,437.1

Total equity	17,907.2	17,365.2	15,897.9	14,551.9

Net debt/total equity	34.3%	28.4%	25.5%	22.7%
Net debt/net total capital(2)	25.5%	22.1%	20.3%	18.5%
Total debt/total capital(3)	28.8%	27.2%	24.5%	25.0%
Interest coverage(4)	6.5x	3.5x	9.8x (6)	3.2x (6)
Interest and preferred share dividend distribution coverage(5)	5.7x	3.0x	7.9x (6)	2.6x (6)
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess (note 23).

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") applies a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2019 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2019 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2019 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2019 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2019.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment transactions are set at arm's length. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Advent is a specialty property reinsurance and insurance company that operated through Syndicate 780 at Lloyd's. During 2018 Advent transferred certain classes of its business to Brit, Allied World and Newline with the remainder of Advent Syndicate 780 placed into run-off. Advent is reported in the Run-off reporting segment effective January 1, 2019. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Run-off

This reporting segment is comprised of European Run-off, which principally consists of RiverStone (UK), Advent (effective January 1, 2019), Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, and U.S. Run-off, which includes TIG Insurance Company. On December 20, 2019 the company entered into an agreement to contribute European Run-off to a joint venture with OMERS, resulting in the assets and liabilities of European Run-off being classified as held for sale on the company's consolidated balance sheet at December 31, 2019 (note 23).

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

Fairfax India – Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight.

Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018).

Other – Comprised primarily of AGT (acquired on April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated on May 17, 2019), Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), Mosaic Capital, Boat Rocker, Pethealth and Rouge Media.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written
External	1,513.6	3,742.8	2,805.0	732.7	2,245.4	3,809.3	439.3	1,616.7	16,904.8	606.4	–	–	–	17,511.2
Intercompany	7.9	73.2	22.8	–	48.1	51.0	(1.0)	94.2	296.2	3.2	–	–	(299.4)	–

	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned
External	1,247.3	3,162.2	2,234.4	737.3	1,608.1	2,345.9	228.2	981.3	12,544.7	685.0	–	–	–	13,229.7
Intercompany	(7.0)	17.0	(40.6)	(2.3)	33.8	(10.5)	(13.0)	65.5	42.9	(42.9)	–	–	–	–

	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7
Underwriting expenses(1)	(1,193.6)	(3,089.3)	(2,142.0)	(626.2)	(1,590.8)	(2,277.7)	(208.8)	(1,064.7)	(12,193.1)	(906.3)	–	–	–	(13,099.4)

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3

Interest income	65.9	189.5	93.6	36.7	82.0	165.6	16.9	66.8	717.0	60.5	24.5	33.7	(9.4)	826.3
Dividends	10.4	17.5	7.0	4.0	3.0	16.7	8.6	3.6	70.8	9.5	11.8	1.6	–	93.7
Investment expenses	(11.3)	(31.1)	(14.7)	(7.6)	(11.5)	(33.4)	(7.8)	(13.4)	(130.8)	(14.2)	(89.0)	(2.4)	196.6	(39.8)

Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Other
Revenue	–	–	–	–	–	–	–	–	–	–	5,537.1	–	–	5,537.1
Expenses	–	–	–	–	–	–	–	–	–	–	(5,441.6)	–	8.4	(5,433.2)

	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(23.7)	–	(23.7)
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	49.1	(196.6)	(271.8)

Pre-tax income (loss)	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

(1)
Underwriting expenses for the year ended December 31, 2019 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	851.9	2,383.6	1,387.4	423.4	961.0	1,585.8	151.3	678.8	8,423.2
Commissions	204.1	629.9	350.8	80.1	444.6	256.2	29.1	187.5	2,182.3
Premium acquisition costs and other underwriting expenses	204.7	305.4	410.0	204.8	231.7	403.7	56.7	250.4	2,067.4

Underwriting expenses – accident year	1,260.7	3,318.9	2,148.2	708.3	1,637.3	2,245.7	237.1	1,116.7	12,672.9
Net (favourable) adverse claims reserve development	(67.1)	(229.6)	(6.2)	(82.1)	(46.5)	32.0	(28.3)	(52.0)	(479.8)

Underwriting expenses – calendar year	1,193.6	3,089.3	2,142.0	626.2	1,590.8	2,277.7	208.8	1,064.7	12,193.1

2018

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,316.0	3,269.4	2,305.7	800.3	2,221.3	3,355.2	384.5	1,725.2	15,377.6	150.7	–	–	–	15,528.3
Intercompany	6.0	59.2	57.4	–	17.8	13.7	1.1	67.7	222.9	268.2	–	–	(491.1)	–

	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned
External	1,125.4	2,736.4	1,939.6	806.6	1,645.8	2,318.3	195.6	1,141.2	11,908.9	157.1	–	–	–	12,066.0
Intercompany	(6.2)	19.0	21.3	(2.3)	(166.1)	(31.5)	(6.1)	(75.6)	(247.5)	247.5	–	–	–	–

	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0
Underwriting expenses(1)	(1,072.2)	(2,574.3)	(1,928.3)	(664.1)	(1,556.7)	(2,243.9)	(189.1)	(1,114.5)	(11,343.1)	(647.0)	–	–	–	(11,990.1)

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9

Interest income	72.2	155.5	73.2	36.9	64.5	140.6	16.4	61.7	621.0	45.3	43.4	39.8	(5.6)	743.9
Dividends	10.2	15.6	4.9	3.5	3.6	11.3	7.8	3.5	60.4	9.8	10.0	1.3	–	81.5
Investment expenses	(15.4)	(31.2)	(13.5)	(8.1)	(12.8)	(34.7)	(3.1)	(18.5)	(137.3)	(11.4)	(40.6)	(3.3)	150.7	(41.9)

Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5

Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,434.2	–	–	4,434.2
Expenses	–	–	–	–	–	–	–	–	–	–	(4,176.1)	–	5.6	(4,170.5)

	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	380.3	55.0	150.7	1,344.2
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Loss on repurchase of long term debt (note 15)	–	–	–	–	–	–	–	–	–	–	–	(58.9)	–	(58.9)
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(2.3)	(150.7)	(329.0)

Pre-tax income (loss)	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Provision for income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

(1)
Underwriting expenses for the year ended December 31, 2018 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	802.7	2,061.5	1,244.7	453.4	982.6	1,739.9	138.0	687.4	8,110.2
Commissions	184.5	588.7	304.2	84.2	456.8	207.8	19.9	177.6	2,023.7
Premium acquisition costs and other underwriting expenses	191.7	269.8	383.3	211.8	216.6	392.8	55.6	276.6	1,998.2

Underwriting expenses – accident year	1,178.9	2,920.0	1,932.2	749.4	1,656.0	2,340.5	213.5	1,141.6	12,132.1
Net favourable claims reserve development	(106.7)	(345.7)	(3.9)	(85.3)	(99.3)	(96.6)	(24.4)	(27.1)	(789.0)

Underwriting expenses – calendar year	1,072.2	2,574.3	1,928.3	664.1	1,556.7	2,243.9	189.1	1,114.5	11,343.1

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment were as follows:

	Investments in associates			Additions to goodwill		Segment assets			Segment liabilities
	2019		2018	2019	2018	2019		2018	2019		2018
Insurance and Reinsurance
Northbridge	195.4		136.9	–	–	4,654.4		4,205.7	3,085.0		2,706.0
Odyssey Group	641.6		443.2	–	–	13,489.0		12,077.8	8,710.8		7,887.7
Crum & Forster	265.4		260.6	0.5	–	6,803.3		6,217.4	4,995.4		4,617.9
Zenith National	133.2		149.3	–	–	2,504.8		2,543.0	1,527.7		1,612.8
Brit	270.0		266.9	45.9	–	8,106.8		7,543.4	6,329.2		5,947.6
Allied World	373.3		310.0	–	–	15,596.0		14,530.7	11,499.3		10,911.7
Fairfax Asia	92.1		91.6	–	(0.3)	2,231.5		1,813.4	805.1		692.4
Other	114.8		115.9	3.9	3.7	4,520.1		4,353.4	3,442.5		3,285.9

Operating companies	2,085.8		1,774.4	50.3	3.4	57,905.9		53,284.8	40,395.0		37,662.0
Run-off	142.0	(1)	273.4	3.8	–	6,372.6	(2)	5,529.1	4,530.2	(2)	3,934.3
Non-insurance companies	1,663.0		2,523.3	262.1	133.0	9,210.5		9,424.7	5,181.9		3,361.2
Corporate and Other and eliminations and adjustments	929.2		291.9	–	–	(2,980.5)		(3,866.5)	2,494.2		2,049.4

Consolidated	4,820.0		4,863.0	316.2	136.4	70,508.5		64,372.1	52,601.3		47,006.9

(1)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Seaspan, APR Energy and Resolute.

(2)
Includes European Run-off's assets and liabilities that were included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	538.0	490.3	581.4	523.2	120.9	105.7	1,240.3	1,119.2
Odyssey Group	1,598.8	1,398.3	1,288.2	1,099.2	292.2	257.9	3,179.2	2,755.4
Crum & Forster	293.8	253.9	1,771.6	1,623.6	128.4	83.4	2,193.8	1,960.9
Zenith National	39.1	35.5	695.9	768.8	–	–	735.0	804.3
Brit	494.3	490.7	844.3	618.5	303.3	370.5	1,641.9	1,479.7
Allied World	832.1	794.5	1,394.1	1,362.4	109.2	129.9	2,335.4	2,286.8
Fairfax Asia	74.7	75.7	113.7	93.0	26.8	20.8	215.2	189.5
Other	601.2	564.9	305.8	308.5	139.8	192.2	1,046.8	1,065.6

Operating companies	4,472.0	4,103.8	6,995.0	6,397.2	1,120.6	1,160.4	12,587.6	11,661.4
Run-off	103.8	–	379.2	389.1	159.1	15.5	642.1	404.6

Consolidated net premiums earned	4,575.8	4,103.8	7,374.2	6,786.3	1,279.7	1,175.9	13,229.7	12,066.0
Interest and dividends							880.2	783.5
Share of profit of associates							169.6	221.1
Net gains on investments							1,716.2	252.9
Other revenue (Non-insurance companies)							5,537.1	4,434.2

Consolidated income							21,532.8	17,757.7

Allocation of net premiums earned	34.6%	34.0%	55.7%	56.3%	9.7%	9.7%	100.0%	100.0%

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	1,223.8	1,108.2	16.5	11.0	–	–	–	–	1,240.3	1,119.2
Odyssey Group	80.8	70.2	2,126.5	1,858.0	377.1	319.8	594.8	507.4	3,179.2	2,755.4
Crum & Forster	–	–	2,191.7	1,958.0	–	–	2.1	2.9	2,193.8	1,960.9
Zenith National	–	–	735.0	804.3	–	–	–	–	735.0	804.3
Brit	107.0	95.3	1,119.5	1,073.7	48.9	57.9	366.5	252.8	1,641.9	1,479.7
Allied World	34.7	28.2	1,710.2	1,671.9	239.7	254.9	350.8	331.8	2,335.4	2,286.8
Fairfax Asia	–	–	–	–	215.2	189.5	–	–	215.2	189.5
Other	–	5.0	31.1	83.6	111.1	94.9	904.6	882.1	1,046.8	1,065.6

Operating companies	1,446.3	1,306.9	7,930.5	7,460.5	992.0	917.0	2,218.8	1,977.0	12,587.6	11,661.4
Run-off	5.8	–	29.8	6.3	0.5	–	606.0	398.3	642.1	404.6

Consolidated net premiums earned	1,452.1	1,306.9	7,960.3	7,466.8	992.5	917.0	2,824.8	2,375.3	13,229.7	12,066.0
Interest and dividends									880.2	783.5
Share of profit of associates									169.6	221.1
Net gains on investments									1,716.2	252.9
Other revenue (Non-insurance companies)									5,537.1	4,434.2

Consolidated income									21,532.8	17,757.7

Allocation of net premiums earned	11.0%	10.8%	60.1%	61.9%	7.5%	7.6%	21.4%	19.7%	100.0%	100.0%
(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	2,120.6	2,013.4	410.7	430.3	1,087.4	1,202.4	1,918.4	788.1	5,537.1	4,434.2
Expenses	(2,049.5)	(1,890.7)	(401.8)	(403.3)	(1,081.3)	(1,184.1)	(1,909.0)	(698.0)	(5,441.6)	(4,176.1)

Pre-tax income before interest expense and other(3)	71.1	122.7	8.9	27.0	6.1	18.3	9.4	90.1	95.5	258.1

(1)
These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(3)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2019			2018
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	8,401.5	–	8,401.5	7,545.9	–	7,545.9
Non-insurance companies' cost of sales	–	3,474.1	3,474.1	–	2,653.2	2,653.2
Wages and salaries	1,263.2	801.4	2,064.6	1,241.2	688.5	1,929.7
Depreciation, amortization and impairment charges(3)	233.8	377.7	611.5	184.6	166.3	350.9
Employee benefits	326.7	121.8	448.5	309.5	103.3	412.8
Premium taxes	223.9	–	223.9	210.9	–	210.9
Information technology costs	163.1	29.9	193.0	155.9	24.5	180.4
Audit, legal and tax professional fees	137.0	52.3	189.3	136.4	40.2	176.6
Non-insurance companies' marketing costs	–	108.5	108.5	–	102.7	102.7
Share-based payments to directors and employees	89.1	13.4	102.5	78.4	11.2	89.6
Short-term and low value lease costs(3)	17.5	60.5	78.0	–	–	–
Loss on repurchase of long term debt (note 15)(2)	–	23.7	23.7	–	58.9	58.9
Restructuring costs	3.8	3.2	7.0	25.9	9.5	35.4
Operating lease costs(3)	–	–	–	93.5	159.6	253.1
Administrative expense and other	304.8	390.4	695.2	285.9	211.5	497.4

	11,164.4	5,456.9	16,621.3	10,268.1	4,229.4	14,497.5

(1)
Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

(3)
Reflects the adoption of IFRS 16 as described in note 3. Leases are presented in note 22.

27.  Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	–	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	–	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	–	7.5	85.4	0.8	86.2
Assets held for sale (note 23)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7

	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0

	December 31, 2018
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	131.0	96.1	227.1	0.6	–	0.6	131.6	96.1	227.7
Subsidiary cash and short term investments	2,300.1	1,722.7	4,022.8	359.7	201.2	560.9	2,659.8	1,923.9	4,583.7
Subsidiary assets pledged for short sale and derivative obligations	–	3.0	3.0	–	–	–	–	3.0	3.0
Fairfax India	25.0	27.1	52.1	15.6	–	15.6	40.6	27.1	67.7
Fairfax Africa	77.4	154.5	231.9	–	–	–	77.4	154.5	231.9

	2,533.5	2,003.4	4,536.9	375.9	201.2	577.1	2,909.4	2,204.6	5,114.0

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2019	2018
Net (purchases) sales of securities classified at FVTPL
Short term investments	(4,646.5)	8,033.8
Bonds	3,618.7	(10,743.0)
Preferred stocks	(52.4)	(25.6)
Common stocks	898.3	82.3
Derivatives and short sales	(184.8)	(96.8)

	(366.7)	(2,749.3)

Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	(170.3)	102.9
Provision for losses and loss adjustment expenses	1,171.5	1,200.6
Provision for unearned premiums	893.9	521.9
Insurance contract receivables	(382.5)	(555.6)
Insurance contract payables	616.5	246.6
Recoverable from reinsurers	(1,093.8)	(954.5)
Other receivables	211.8	(211.6)
Accounts payable and accrued liabilities	3.8	225.3
Other	(297.0)	(304.2)

	953.9	271.4

Net interest and dividends received
Interest and dividends received	819.2	764.0
Interest paid on borrowings	(319.6)	(285.5)
Interest paid on lease liabilities(1)	(60.4)	–

	439.2	478.5

Net income taxes paid	(178.9)	(229.9)

(1)
Reflects the adoption of IFRS 16 as described in note 3.

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2019	2018
Salaries and other short-term employee benefits	9.8	9.3
Share-based payments	5.1	3.6

	14.9	12.9

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2019	2018
Retainers and fees	1.1	0.9
Share-based payments	0.2	0.3

	1.3	1.2

During 2019 the company recorded a performance fee receivable of $47.8 pursuant to its investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The calculation of the performance fee was reassessed and adjusted during 2019 to reflect the company's receipt of a performance fee of $114.4 on March 9, 2018, settled by way of newly issued Fairfax India subordinate voting shares as described in note 23.

On February 28, 2020 Seaspan Corporation completed a reorganization pursuant to which its newly created holding company acquired all issued and outstanding shares of APR Energy plc from the company and other shareholders as described in note 6.

29.  Subsidiaries

During 2019 the company acquired AGT, ARX Insurance and Universalna, consolidated CIG and deconsolidated Grivalia Properties as described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2019	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group), which consists of:	United States
Hudson Insurance Company (Hudson Insurance)	United States
Newline Holdings UK Limited (Newline)	United Kingdom
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	89.3%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.1%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (SouthBridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
U.S. Run-off, which consists of:
TIG Insurance Company (TIG Insurance)	United States
European Run-off, which consists of (1):
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
Advent Capital (Holdings) Ltd. (Advent)(2)	United Kingdom
TIG Insurance (Barbados) Company	Barbados
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada
(1)
Classified as held for sale at December 31, 2019 as described in note 23.

(2)
Transferred to the Run-off reporting segment effective January 1, 2019 as described in note 25.

December 31, 2019	Domicile	Fairfax's ownership		Primary business
Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe), which owns:	Canada	47.9%	(1)	Franchisor, owner and operator of restaurants
100.0% of Keg Restaurants Ltd. (The Keg)	Canada	47.9%		Owner and operator of premium dining restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	47.9%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	42.7%		Multi-brand restaurant owner and operator
100.0% of Pickle Barrel Holdings Limited (Pickle Barrel)	Canada	47.9%		Owner and operator of restaurants and catering business
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Toys "R" Us (Canada) Ltd. (Toys "R" Us Canada)	Canada	100.0%		Retailer of toys and baby products
Sporting Life Group Limited, which owns:	Canada	65.1%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	65.1%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	65.1%		Retailer of golf equipment, consumables, athletic apparel and accessories
Kitchen Stuff Plus, Inc. (Kitchen Stuff Plus)	Canada	55.0%		Retailer of housewares and home decor
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Fairfax India
Fairfax India Holdings Corporation (Fairfax India), which owns:	Canada	33.8%	(1)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	30.3%		Provider of agricultural commodities storage
48.8% of Fairchem Speciality Limited (Fairchem)	India	16.5%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	17.2%		Container freight station operator
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.9%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.9%		Owner and operator of holiday resorts
Other
Fairfax Africa Holdings Corporation (Fairfax Africa), which owns:	Canada	62.0%	(1)	Invests in public and private African businesses
49.3% of Consolidated Infrastructure Group (CIG)	South Africa	30.6%	(2)	Developer and operator of engineering infrastructure
AGT Food and Ingredients Inc. (AGT)	Canada	59.6%		Originator, processor and distributor of value-added pulses and staple foods.
Dexterra Integrated Facilities Management (Dexterra)	Canada	100.0%		Infrastructure services to industries and government
Boat Rocker Media Inc. (Boat Rocker)	Canada	59.1%		Development, production, marketing and distribution of television programs
Mosaic Capital Corporation (Mosaic Capital)	Canada	–	(3)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Rouge Media Group Inc. (Rouge Media)	Canada	65.0%		Media and marketing solutions
(1)
The company owns multiple voting shares and subordinate voting shares of Recipe, Fairfax India and Fairfax Africa that give it voting rights of 61.6%, 93.8% and 98.5% respectively.

(2)
The company's consolidated ownership of CIG is 31.2% inclusive of a 0.6% ownership interest held by Bryte Insurance.

(3)
The company owns Mosaic Capital warrants that represent a substantive potential voting interest of approximately 62%.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	132
Overview of Consolidated Performance	133
Business Developments
Acquisitions and Divestitures	134
Operating Environment	136
Sources of Income	137
Net Premiums Earned by Geographic Region	140
Sources of Net Earnings	141
Net Earnings by Reporting Segment	144
Components of Net Earnings
Underwriting and Operating Income	145
Interest and Dividends	164
Share of Profit of Associates	164
Net Gains (Losses) on Investments	165
Interest Expense	165
Corporate and Other	166
Income Taxes	167
Non-controlling Interests	167
Balance Sheets by Reporting Segment	168
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	171
Provision for Losses and Loss Adjustment Expenses	173
Asbestos, Pollution and Other Hazards	175
Recoverable from Reinsurers	177
Investments
Hamblin Watsa Investment Counsel Ltd.	181
Overview of Investment Performance	181
Interest and Dividends	182
Share of Profit of Associates	183
Net Gains (Losses) on Investments	185
Total Return on the Investment Portfolio	187
Bonds	189
Common Stocks	189
Derivatives and Derivative Counterparties	190
Float	191
Financial Condition
Capital Resources and Management	193
Book Value per Share	197
Liquidity	197
Contractual Obligations	201
Contingencies and Commitments	201
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	201
Management's Report on Internal Control Over Financial Reporting	201
Critical Accounting Estimates and Judgments	202
Significant Accounting Policy Changes	203
Future Accounting Changes	203
Risk Management
Overview	203
Issues and Risks	203
Other
Quarterly Data (unaudited)	214
Stock Prices and Share Information	215
Compliance with Corporate Governance Rules	215
Forward-Looking Statements	216

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 6, 2020)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains on investments", "pre-tax income including net realized gains on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2019, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company's insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long-term strategic holdings, and investment funds that are invested principally in fixed income securities. For details, see note 24 (Financial Risk Management, under the heading of "Market risk") to the consolidated financial statements for the year ended December 31, 2019.

  (8)
  Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2019 and are explained in note 24 (Financial Risk Management, under the heading of "Capital Management") thereto.

  (9)
  Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading of "Common stock") respectively to the consolidated financial statements for the year ended December 31, 2019.

  (10)
  On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in "Portfolio investments" and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the "Capital" section. These methods of presentation are non-IFRS measures as intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations, consistent with the presentation in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

  (12)
  Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

  (13)
  Adoption of IFRS 16 Leases ("IFRS 16") on January 1, 2019 did not have a significant effect on common shareholders' equity. Comparative periods were not restated as permitted by the transition provisions of IFRS 16. For details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2019") to the consolidated financial statements for the year ended December 31, 2019.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $394.5 and a combined ratio of 96.9% in 2019, compared to an underwriting profit of $318.3 and a combined ratio of 97.3% in 2018. The underwriting profit in 2019 principally reflected increased business volume and lower current period catastrophe losses, partially offset by reduced net favourable prior year reserve development. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $1,107.5 in 2019 compared to $956.1 in 2018, reflecting increased interest and dividends and underwriting profit, partially offset by lower share of profit of associates. Net premiums written by the insurance and reinsurance operations increased by 10.3% to $13,261.1 in 2019 (9.6% excluding the acquisitions of ARX Insurance and Universalna, the Allied World loss portfolio transfer, the Brit reinsurance transaction and the transfer of Advent to Run-off, all of which occurred in 2019 and 2018).

Net gains on investments of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. Net gains on investments of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. At December 31, 2019 subsidiary cash and short term investments (excluding those of Fairfax India and Fairfax Africa) of $10,093.7 represented 26.6% of portfolio investments.

Net earnings attributable to shareholders of Fairfax increased to $2,004.1 in 2019 from $376.0 in 2018, primarily due to increased net gains on investments, interest and dividends and underwriting profit by the insurance and reinsurance operations, partially offset by decreased operating income in the Non-insurance companies reporting segment, higher provision for income taxes and increased interest expense.

The company's consolidated total debt to total capital ratio increased to 28.8% at December 31, 2019 from 27.2% at December 31, 2018 primarily as a result of increased total debt (principally by the non-insurance companies and increased borrowing by the holding company), partially offset by increased total capital (reflecting increases in total debt and common shareholders' equity, partially offset by a decrease in non-controlling interests). Common shareholders' equity increased to $13,042.6 ($486.10 per basic share) at December 31, 2019 from $11,779.3 ($432.46 per basic share) at December 31, 2018 (an increase of 14.8%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2019), principally reflecting net earnings attributable to shareholders of Fairfax, partially offset by the payment of dividends on the company's common and preferred shares, purchases of subordinate voting shares for cancellation and for use in share-based payment awards, net losses on defined benefit pension plans of subsidiaries and associates and other net changes in capitalization.

Maintaining its emphasis on financial soundness, the company held $1,098.9 of cash and investments at the holding company ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019 compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2019 and 2018 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For details of these transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

During 2019 the company increased its ownership interest in Brit to 89.3% from 88.9% at December 31, 2018. During 2018 the company increased its ownership interest in Brit to 88.9% from 72.5% at December 31, 2017.

On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own.

Allied World

During 2019 the company increased its ownership in Allied World to 70.1% from 67.8% at December 31, 2018.

Insurance and Reinsurance – Other

On November 6, 2019 Fairfax Ukraine completed the acquisition of Universalna for purchase consideration comprised of cash and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On November 5, 2019 the company transferred its investment in ARX Insurance into Fairfax Ukraine, a newly formed subsidiary.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (ARX Insurance).

Effective January 1, 2019 Advent was reported in the Run-off reporting segment.

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay.

Run-off

On December 20, 2019 the company entered into an agreement to contribute European Run-off to RiverStone Barbados, a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. At the closing date the company will deconsolidate European Run-off and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment.

Non-insurance companies

Restaurants and retail

During 2019 the company increased its ownership interest in Recipe to 47.9% from 43.7% at December 31, 2018.

On August 31, 2018 ownership of Sporting Life and Golf Town was reorganized under a new holding company in which the company has a 65.1% controlling equity interest.

On May 31, 2018 the company acquired Toys "R" Us Canada, a specialty retailer of toys and baby products.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Recipe. Recipe contemporaneously acquired the 49.0% non-controlling interest in The Keg.

Fairfax India

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands, a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 the company recorded a performance fee receivable of $47.8 pursuant to its investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The calculation of the performance fee was reassessed and adjusted during 2019 to reflect the company's receipt of a performance fee of $114.4 on March 9, 2018, settled by way of newly issued Fairfax India subordinate voting shares.

Thomas Cook India

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI, an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders, which resulted in the company holding a direct 31.8% joint venture interest in Quess.

Other

On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank.

On April 17, 2019 the company acquired a 59.6% equity interest in AGT, a supplier of pulses, staple foods and food ingredients. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

On June 18, 2018 the company acquired an additional 4,100,000 subordinate voting shares of Fairfax Africa through Fairfax Africa's secondary public offering and a further 645,421 subordinate voting shares through open market purchases.

On March 7, 2018 the company acquired Dexterra, a Canadian infrastructure services company that provides asset management and operations solutions to industries and governments.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting gain in 2019 due to lower catastrophe activity and an improving rate environment. Although 2019 marked an improvement over 2018, the market remained challenging after years of rate decreases, the expectation that the benefit from net favourable prior year reserve development may diminish, and rising claims costs affecting frequency and severity trends. Investment returns in 2019 benefited from a rebound in equity markets following a challenging fourth quarter of 2018 as well as a decrease in yield curves. Decreasing interest rates will temper the operating income reported by the industry going forward, however with the combination of favourable equity market performance, increases in bond valuations and positive underwriting results it is expected that these positive factors will contribute to an increase in capital for the industry in 2020. Insurance pricing on property and casualty lines of business shows continued signs of firming as catastrophe losses in recent years and the impact of rising claims costs have focused attention on pricing across most segments.

The reinsurance sector remains well capitalized after the below average catastrophe losses in 2019. The reinsurance market remains firm following some difficult years recently and pricing on many reinsurance lines remains attractive: casualty reinsurance business is experiencing noteworthy rate increases, property catastrophe-exposed business has experienced rate increases for loss affected lines of business whilst non-loss affected lines of business and non-catastrophe property are mainly experiencing flat renewals. More significant market pressures are being felt in the retrocession reinsurance market where rates are experiencing significant firming or restructuring of programs is necessary to secure capacity.

Sources of Income

Income for the most recent three years was comprised as follows:

	2019	2018	2017
Net premiums earned – Insurance and Reinsurance
Northbridge	1,240.3	1,119.2	1,019.7
Odyssey Group	3,179.2	2,755.4	2,333.4
Crum & Forster	2,193.8	1,960.9	1,852.8
Zenith National	735.0	804.3	811.6
Brit	1,641.9	1,479.7	1,536.9
Allied World(1)	2,335.4	2,286.8	1,028.7
Fairfax Asia	215.2	189.5	327.6
Other	1,046.8	1,065.6	790.6
Run-off	642.1	404.6	20.1

Net premiums earned	13,229.7	12,066.0	9,721.4
Interest and dividends	880.2	783.5	559.0
Share of profit of associates	169.6	221.1	200.5
Net gains on investments(2)	1,716.2	252.9	1,467.5
Gain on sale of subsidiary(3)	–	–	1,018.6
Other revenue(4)	5,537.1	4,434.2	3,257.6

	21,532.8	17,757.7	16,224.6

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
An analysis of net gains on investments in 2019 and 2018 is provided in the Investments section of this MD&A. Included in 2017 is a net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard.

(3)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

(4)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries (The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's), Thomas Cook India and its subsidiaries (Sterling Resorts and Quess (deconsolidated on March 1, 2018)), AGT (consolidated on April 17, 2019), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries (NCML, Fairchem and Saurashtra Freight). Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra (acquired on March 7, 2018), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary (CIG (consolidated on January 4, 2019)), Kitchen Stuff Plus, Rouge Media and William Ashley.

The increase in income to $21,532.8 in 2019 from $17,757.7 in 2018 principally reflected increased net gains on investments, higher net premiums earned, increased other revenue and interest and dividends, partially offset by decreased share of profit of associates. Net investment gains of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of 2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018. Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to the minority shareholders (fully attributed to non-controlling interests) and share of losses of Atlas Mara and Resolute (compared to share of profits in 2018), partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, and share of a significant gain at Seaspan.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2019 reflected increases at Odyssey Group ($423.8, 15.4%), Crum & Forster ($232.9, 11.9%), Northbridge ($121.1, 10.8% including the unfavourable impact of foreign currency translation), Allied World ($138.7, 6.1% excluding the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A), Fairfax Asia ($25.7, 13.6%) and Insurance and Reinsurance – Other ($8.5, 0.9% excluding the impact of the transfer of Advent to Run-off and the consolidation of the net premiums earned by ARX Insurance and Universalna described in the Insurance and Reinsurance – Other section of this MD&A), partially offset by decreases at Zenith National ($69.3, 8.6%) and Brit ($12.2, 0.7% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A). Net premiums earned at Run-off in 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction and the run-off of Advent's unearned premium reserve described in the Run-off section of this MD&A.

The increase in income to $17,757.7 in 2018 from $16,224.6 in 2017 principally reflected higher net premiums earned (including the consolidation of a full year of net premiums earned by Allied World), other revenue and interest and dividends, partially offset by lower net gains on investments and the non-recurring net gain of $1,018.6 recognized on sale of the company's 97.7% interest in First Capital in 2017. Net investment gains of $252.9 in 2018 were described in the second preceding paragraph. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and 2018. Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re and Astarta, the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2018 reflected the consolidation of a full year of net premiums earned by Allied World ($1,258.1 of incremental net premiums earned in 2018) and increases at Odyssey Group ($422.0, 18.1%), Insurance and Reinsurance – Other ($354.3, 44.8% excluding the impact of the Advent reinsurance transaction and including the consolidation of the $170.6 and $61.3 of incremental net premiums earned by Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively, described in the Insurance and Reinsurance – Other section of this MD&A), Brit ($117.2, 7.6% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A), Crum & Forster ($108.1, 5.8%) and Northbridge ($99.5, 9.8% including the favourable effect of foreign currency translation), partially offset by decreases at Fairfax Asia ($138.1, 42.2% reflecting the divestiture of First Capital on December 28, 2017) and Zenith National ($7.3, 0.9%). Net premiums earned at Run-off in 2018 principally reflected the impact of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions described in the Run-off section of this MD&A.

In order to normalize the comparison of 2019 to 2018, the table which follows presents net premiums written by the company's insurance and reinsurance operations, excluding net premiums written of companies acquired during 2019 (comprised of the acquisitions of ARX Insurance on February 14, 2019 and Universalna on November 6, 2019), Advent's net premiums written in 2018 within Insurance and Reinsurance – Other, the 2018 Brit reinsurance transaction and the 2019 Allied World loss portfolio transfer as described in the footnotes to the table. The discussion of net premiums written that follows the table refers to the "as adjusted" results.

	As adjusted			As presented in the consolidated financial statements
Insurance and Reinsurance	2019	2018	% change year-over- year	2019	2018	% change year-over- year
Northbridge	1,350.3	1,173.6	15.1	1,350.3	1,173.6	15.1
Odyssey Group	3,393.8	2,897.8	17.1	3,393.8	2,897.8	17.1
Crum & Forster	2,331.5	1,977.8	17.9	2,331.5	1,977.8	17.9
Zenith National	720.8	789.2	(8.7)	720.8	789.2	(8.7)
Brit(1)	1,656.2	1,668.6	(0.7)	1,656.2	1,494.2	10.8
Allied World(2)	2,519.0	2,368.8	6.3	2,428.9	2,368.8	2.5
Fairfax Asia	231.2	191.9	20.5	231.2	191.9	20.5
Other(1)(2)	1,059.3	1,036.0	2.2	1,148.4	1,124.2	2.2

Net premiums written	13,262.1	12,103.7	9.6	13,261.1	12,017.5	10.3

(1)
"As adjusted" excludes in 2018 the impact of the Brit reinsurance transaction described in the Brit section of this MD&A, and net premiums written by Advent of $88.2 (Advent was transferred to the Run-off reporting segment effective January 1, 2019).

(2)
"As adjusted" excludes in 2019 the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A, and net premiums written by ARX Insurance of $83.6 and by Universalna of $5.5 as described in the Insurance and Reinsurance – Other section of this MD&A.

Northbridge's net premiums written increased by 15.1% in 2019 (increased by 17.8% in Canadian dollar terms), primarily reflecting price increases across the group, strong retention of renewal business and growth in new business.

Odyssey Group's net premiums written increased by 17.1% in 2019, primarily reflecting growth across all divisions with the majority of the increase related to U.S. Insurance (primarily reflecting growth in U.S. crop, motor and financial products), London Market (growth at Newline Insurance), EuroAsia (growth in property), and North America (growth in U.S. casualty reinsurance).

Crum & Forster's net premiums written increased by 17.9% in 2019, primarily reflecting growth in accident and health, surety and programs, and surplus and specialty lines of business.

Zenith National's net premiums written decreased by 8.7% in 2019, primarily reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure.

Brit's net premiums written (as adjusted) decreased by 0.7% in 2019, primarily reflecting increased use of proportional treaty reinsurance in marine and property lines of business and the purchase of increased catastrophe protection.

Allied World's net premiums written (as adjusted) increased by 6.3% in 2019, primarily due to new business and improved pricing across both the insurance segment (primarily reflecting growth in the North American operations in the excess casualty, programs and professional liability lines of business, and to a lesser extent growth in Global Markets platforms principally from professional liability lines of business) and the reinsurance segment (primarily in the North American operations principally from property and casualty treaty business), partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment).

Fairfax Asia's net premiums written increased by 20.5% in 2019, primarily reflecting increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital's insurance portfolio, higher premium retention at Falcon and growth by AMAG Insurance in property lines of business, partially offset by a decrease in gross premiums written at Pacific Insurance (primarily automobile) and lower premium retention at AMAG Insurance.

Insurance and Reinsurance – Other net premiums written (as adjusted) increased by 2.2% in 2019, principally reflecting increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, partially offset by lower premium retention at Fairfax Latam and decreased net premiums written at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation, partially offset by increased premiums written).

An analysis of consolidated net gains on investments of $1,716.2 in 2019 and $252.9 in 2018 is provided in the Investments section of this MD&A.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,537.1 in 2019 from $4,434.2 in 2018 principally reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of revenue of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019, the United States, Canada, International and Asia accounted for 60.1%, 11.0%, 21.4% and 7.5% respectively, of net premiums earned by geographic region in 2019, compared to 61.9%, 10.8%, 19.7% and 7.6% respectively, in 2018.

United States

Net premiums earned in the United States geographic region increased by 6.6% from $7,466.8 in 2018 to $7,960.3 in 2019 primarily reflecting increases at Odyssey Group (growth across all divisions) and Crum & Forster (principally growth in accident and health, surety and programs, and surplus and specialty lines of business), partially offset by decreases at Zenith National (reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure).

Canada

Net premiums earned in the Canada geographic region increased by 11.1% from $1,306.9 in 2018 to $1,452.1 in 2019 primarily reflecting an increase at Northbridge (reflecting price increases across the group, strong retention of renewal business and growth in new business).

International

Net premiums earned in the International geographic region increased by 18.9% from $2,375.3 in 2018 to $2,824.8 in 2019 primarily reflecting the 2019 first quarter reinsurance transaction at Run-off (described in more detail in the Run-off section of this MD&A) and increases at Odyssey Group (growth at Newline Insurance) and Brit.

Asia

Net premiums earned in the Asia geographic region increased by 8.2% from $917.0 in 2018 to $992.5 in 2019 primarily reflecting increases at Odyssey Group (growth in property) and Fairfax Asia (primarily reflecting increases at Falcon on its 25% quota share reinsurance agreement with First Capital, partially offset by a decrease in business volume at Pacific Insurance (primarily automobile) and lower premium retention at AMAG Insurance), partially offset by lower net premiums earned at Allied World.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2019, 2018 and 2017 using amounts presented in note 25 (Segmented Information) to the company's consolidated financial statements for the years ended December 31, 2019 and 2018, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments as presented in the consolidated statement of earnings is disaggregated into net realized gains on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	2019	2018	2017
Combined ratios – Insurance and Reinsurance
Northbridge	96.2%	95.8%	99.1%
Odyssey Group	97.2%	93.4%	97.4%
Crum & Forster	97.6%	98.3%	99.8%
Zenith National	85.2%	82.6%	85.6%
Brit	96.9%	105.2%	113.1%
Allied World(1)	97.5%	98.1%	157.0%
Fairfax Asia	97.0%	99.8%	88.4%
Other	101.7%	104.6%	110.2%

Consolidated	96.9%	97.3%	106.6%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	46.7	47.0	9.0
Odyssey Group	89.9	181.1	60.0
Crum & Forster	51.8	32.6	3.2
Zenith National	108.8	140.2	117.2
Brit	51.1	(77.0)	(201.9)
Allied World(1)	57.7	42.9	(586.6)
Fairfax Asia	6.4	0.4	38.2
Other	(17.9)	(48.9)	(80.6)

Underwriting profit (loss) – Insurance and Reinsurance	394.5	318.3	(641.5)
Interest and dividends – Insurance and Reinsurance	657.0	544.1	402.3
Share of profit of associates – Insurance and Reinsurance	56.0	93.7	23.5

Operating income (loss) – Insurance and Reinsurance	1,107.5	956.1	(215.7)
Operating loss – Run-off	(214.7)	(197.9)	(184.6)
Operating income (loss) – Non-insurance companies	(2.4)	380.3	212.1
Interest expense	(472.0)	(347.1)	(331.2)
Corporate and other	98.1	(182.2)	56.5
Gain on sale of subsidiary(2)	–	–	1,018.6

Pre-tax income before net gains (losses) on investments	516.5	609.2	555.7
Net realized gains on investments	611.8	1,174.9	723.4

Pre-tax income including net realized gains on investments	1,128.3	1,784.1	1,279.1
Net change in unrealized gains (losses) on investments	1,104.4	(922.0)	744.1

Earnings before income taxes	2,232.7	862.1	2,023.2
Provision for income taxes	(261.5)	(44.2)	(408.3)

Net earnings	1,971.2	817.9	1,614.9

Attributable to:
Shareholders of Fairfax	2,004.1	376.0	1,740.6
Non-controlling interests	(32.9)	441.9	(125.7)

	1,971.2	817.9	1,614.9

Net earnings per share	$72.80	$12.03	$66.74
Net earnings per diluted share	$69.79	$11.65	$64.98
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

The company's insurance and reinsurance operations produced an underwriting profit of $394.5 (combined ratio of 96.9%) in 2019 compared to an underwriting profit of $318.3 (combined ratio of 97.3%) in 2018. The improvement in the combined ratio in 2019 principally reflected a lower accident year loss ratio (reflecting growth in net premiums earned and lower current period catastrophe losses), partially offset by lower net favourable prior year reserve development.

Net favourable prior year reserve development decreased to $479.8 (3.8 combined ratio points) in 2019 from $789.0 (6.8 combined ratio points) in 2018 and was comprised as follows:

	2019	2018
Insurance and Reinsurance
Northbridge	(67.1)	(106.7)
Odyssey Group	(229.6)	(345.7)
Crum & Forster	(6.2)	(3.9)
Zenith National	(82.1)	(85.3)
Brit	(46.5)	(99.3)
Allied World	32.0	(96.6)
Fairfax Asia	(28.3)	(24.4)
Other	(52.0)	(27.1)

Net favourable development	(479.8)	(789.0)

Current period catastrophe losses decreased to $497.8 (4.0 combined ratio points) in 2019 from $752.3 (6.5 combined ratio points) in 2018 and were comprised as follows:

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	146.0	1.2		–	–
Typhoon Faxai	76.1	0.6		–	–
Hurricane Dorian	66.1	0.5		–	–
California Wildfires(2)	–	–		232.7	2.0
Hurricane Michael	–	–		137.8	1.2
Typhoon Jebi	–	–		102.0	0.9
Hurricane Florence	–	–		69.0	0.6
Other	209.6	1.7		210.8	1.8

	497.8	4.0	points	752.3	6.5	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2019	2018
Underwriting profit – Insurance and Reinsurance	394.5	318.3

Loss & LAE – accident year	66.9%	69.5%
Commissions	17.3%	17.4%
Underwriting expense	16.5%	17.2%

Combined ratio – accident year	100.7%	104.1%
Net favourable development	(3.8)%	(6.8)%

Combined ratio – calendar year	96.9%	97.3%

The commission expense ratio of 17.3% in 2019 modestly decreased compared to 17.4% in 2018, primarily reflecting decreases at Odyssey Group (principally related to increased net premiums earned and changes in the mix of business written) and Brit, partially offset by increases at Crum & Forster (reflecting growth in business that attracted higher commissions and reduced ceding commission income (primarily related to discontinued business in marine and reduced cession rates in property lines)), Allied World (reflecting the release of acquisition accounting adjustments that favourably affected net premiums earned and commission expenses in 2018, and the Allied World loss portfolio transfer that reduced net premiums earned in 2019) and Fairfax Asia (primarily reflecting higher commission expense in automobile and marine lines of business, partially offset by reduced commissions in the engineering line of business).

The underwriting expense ratio decreased to 16.5% in 2019 from 17.2% in 2018, primarily reflecting lower underwriting expense ratios at Odyssey Group, Crum and Forster, Northbridge, Brit, Fairfax Asia (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses) and Insurance and Reinsurance – Other, principally reflecting improvements at Fairfax Latin America (primarily at Fairfax Latam related to cost efficiencies across the region), Bryte Insurance and Fairfax CEE (primarily related to increased net premiums earned by Colonnade Insurance), and the impact of the transfer of Advent to Run-off.

Premium acquisition costs and other underwriting expenses increased to $2,067.4 in 2019 from $1,998.2 in 2018, primarily reflecting increased business volumes at Odyssey Group, Crum and Forster, Northbridge and Brit and the consolidation of ARX Insurance (on February 14, 2019), partially offset by a decrease at Fairfax Latam and the impact of the transfer of Advent to Run-off. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Operating expenses as presented in the consolidated statement of earnings increased to $2,476.3 in 2019 from $2,444.7 in 2018, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and higher operating expenses at Run-off, partially offset by decreases in Fairfax and subsidiary holding companies' corporate overhead (refer to the Run-off and Corporate and Other sections in this MD&A for further details).

Other expenses as presented in the consolidated statement of earnings increased to $5,456.9 in 2019 from $4,229.4 in 2018, primarily reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of expenses of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Other expenses also included loss on repurchase of long term debt of $23.7 in 2019 (2018 – $58.9). Refer to the Non-insurance companies section in this MD&A for further details.

An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2019 and 2018 is provided in the Investments section of this MD&A.

The company reported net earnings attributable to shareholders of Fairfax of $2,004.1 (net earnings of $72.80 per basic share and $69.79 per diluted share) in 2019 compared to net earnings attributable to shareholders of Fairfax of $376.0 (net earnings of $12.03 per basic share and $11.65 per diluted share) in 2018. The year-over-year increase in profitability primarily reflected increased net gains on investments, interest and dividends and underwriting profit by the insurance and reinsurance operations, partially offset by decreased operating income in the Non-insurance companies reporting segment, higher provision for income taxes and increased interest expense.

Common shareholders' equity increased to $13,042.6 at December 31, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,004.1), partially offset by payments of common and preferred share dividends ($323.8), purchases of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($104.4), other comprehensive loss ($146.4, comprised of net losses on defined benefit plans ($69.4), net unrealized foreign currency translation losses on foreign operations ($22.6) and share of other comprehensive loss of associates ($54.4)) and other net changes in capitalization ($123.5).

Book value per basic share at December 31, 2019 was $486.10 compared to $432.46 per basic share at December 31, 2018, representing an increase of 12.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2019, or an increase of 14.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2019 and 2018. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3
Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2
Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(97.9)	198.0	187.2	1,180.1
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9
Interest (expense) income	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead and other (expense) income	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	25.4	(196.6)	(295.5)

Earnings before income taxes	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9
Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5
Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	122.2	55.0	145.1	1,080.5
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead and other expense	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(61.2)	(150.7)	(387.9)

Earnings before income taxes	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Provision for income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the years ended December 31, 2019 and 2018.

    Northbridge

	Cdn$
	2019	2018	2019	2018
Underwriting profit	62.0	60.9	46.7	47.0

Loss & LAE – accident year	68.7%	71.7%	68.7%	71.7%
Commissions	16.5%	16.5%	16.5%	16.5%
Underwriting expenses	16.4%	17.1%	16.4%	17.1%

Combined ratio – accident year	101.6%	105.3%	101.6%	105.3%
Net favourable development	(5.4)%	(9.5)%	(5.4)%	(9.5)%

Combined ratio – calendar year	96.2%	95.8%	96.2%	95.8%

Gross premiums written	2,018.8	1,712.8	1,521.5	1,322.0

Net premiums written	1,791.6	1,520.5	1,350.3	1,173.6

Net premiums earned	1,645.6	1,450.0	1,240.3	1,119.2

Underwriting profit	62.0	60.9	46.7	47.0
Interest and dividends	86.3	86.8	65.0	67.0
Share of profit of associates	1.5	8.1	1.1	6.3

Operating income	149.8	155.8	112.8	120.3

The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 2.4% in 2019 compared to 2018. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$62.0 ($46.7) and a combined ratio of 96.2% in 2019 compared to an underwriting profit of Cdn$60.9 ($47.0) and a combined ratio of 95.8% in 2018. The increase in underwriting profit in 2019 principally reflected lower non-catastrophe loss experience related to the current accident year (reflecting improvements in the commercial automobile lines of business that was largely attributable to price increases), partially offset by lower net favourable prior year reserve development.

Net favourable prior year reserve development in 2019 of Cdn$89.1 ($67.1 or 5.4 combined ratio points), principally reflected better than expected loss emergence across all major lines of business primarily related to accident years 2011 to 2015. Net favourable prior year reserve development in 2018 of Cdn$138.2 ($106.7 or 9.5 combined ratio points) principally reflected better than expected loss emergence on automobile and casualty lines of business related to accident years 2013 to 2016.

The underwriting results in 2019 and 2018 included Cdn$16.4 ($12.4 or 1.0 combined ratio point) and Cdn$23.9 ($18.5 or 1.7 combined ratio points) of current period catastrophe losses principally related to storms in Ontario and Quebec.

Gross premiums written increased by 17.9% in 2019, reflecting price increases across the group, strong retention of renewal business and growth in new business. Net premiums written increased by 17.8% in 2019, consistent with the growth in gross premiums written. Net premiums earned increased by 13.5% in 2019, primarily reflecting the growth in net premiums written during 2019 and 2018.

Interest and dividends marginally decreased to Cdn$86.3 ($65.0) in 2019 from Cdn$86.8 ($67.0) in 2018, principally reflecting lower interest income earned on bonds, partially offset by higher interest income earned on short term investments and higher income earned on investment property.

Share of profit of associates of Cdn$1.5 ($1.1) in 2019 primarily reflected share of profit of EXCO and share of a spin-off distribution gain at IIFL Holdings, partially offset by share of loss of Farmers Edge and KWF LPs. Share of profit of associates of Cdn$8.1 ($6.3) in 2018 primarily reflected share of profit of Resolute and Arbor Memorial, partially offset by share of loss of Farmers Edge.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$257.2 ($193.9) in 2019 from Cdn$184.4 ($142.3) in 2018, primarily reflecting higher net premium collections, partially offset by higher net paid claims.

    Odyssey Group(1)

	2019	2018
Underwriting profit	89.9	181.1

Loss & LAE – accident year	75.0%	74.8%
Commissions	19.8%	21.4%
Underwriting expenses	9.6%	9.7%

Combined ratio – accident year	104.4%	105.9%
Net favourable development	(7.2)%	(12.5)%

Combined ratio – calendar year	97.2%	93.4%

Gross premiums written	3,816.0	3,328.6

Net premiums written	3,393.8	2,897.8

Net premiums earned	3,179.2	2,755.4

Underwriting profit	89.9	181.1
Interest and dividends	175.9	139.9
Share of profit of associates	55.1	65.8

Operating income	320.9	386.8

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $89.9 and a combined ratio of 97.2% in 2019 compared to an underwriting profit of $181.1 and a combined ratio of 93.4% in 2018. The decrease in underwriting profit in 2019 principally reflected lower net favourable prior year reserve development and higher current period catastrophe losses (as set out in the table below).

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	88.2	2.8		–	–
Typhoon Faxai	42.4	1.3		–	–
Hurricane Dorian	25.0	0.8		–	–
California wildfires(2)	–	–		48.9	1.8
Hurricane Michael	–	–		30.9	1.1
Typhoon Jebi	–	–		25.6	0.9
Hurricane Florence	–	–		7.5	0.3
Other	124.3	3.9		138.7	5.0

	279.9	8.8	points	251.6	9.1	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net favourable prior year reserve development decreased to $229.6 (7.2 combined ratio points) in 2019 from $345.7 (12.5 combined ratio points) in 2018. Net favourable prior year reserve development in 2019 primarily reflected better than expected emergence from both non-catastrophe loss experience (primarily casualty, motor, and marine and aviation) and property catastrophe loss experience. Net favourable prior year reserve development in 2018 primarily reflected better than expected emergence related to casualty and assumed property catastrophe loss reserves.

Gross premiums written and net premiums written increased by 14.6% and 17.1% in 2019, principally reflecting increases across all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop, motor and financial products), London Market (growth at Newline Insurance), EuroAsia (growth in property), and North America (growth in U.S. casualty reinsurance). Net premiums earned in 2019 increased by 15.4% consistent with the growth in net premiums written during 2019 and 2018.

The commission expense ratio decreased to 19.8% in 2019 from 21.4% in 2018, primarily reflecting increased net premiums earned and changes in the mix of business written.

Interest and dividends increased to $175.9 in 2019 from $139.9 in 2018, primarily reflecting higher income earned on increased holdings of investment property and higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds, partially offset by lower interest income earned on reduced holdings of U.S. government bonds and municipal bonds in 2019.

Share of profit of associates of $55.1 in 2019 primarily reflected unrealized appreciation of investment property of the KWF LPs and share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of profit of associates of $65.8 in 2018, primarily reflected Odyssey Group's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs.

During 2019 Odyssey Group received capital contributions of $225.5 (2018 – nil) from the company to support its capital requirements. During 2019 Odyssey Group paid a dividend of $50.0 (2018 – $100.0) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $666.1 in 2019 from $499.4 in 2018, primarily reflecting higher net premium collections, partially offset by higher net payments on prior year losses.

    Crum & Forster

	2019	2018
Underwriting profit	51.8	32.6

Loss & LAE – accident year	63.2%	63.5%
Commissions	16.0%	15.5%
Underwriting expenses	18.7%	19.5%

Combined ratio – accident year	97.9%	98.5%
Net favourable development	(0.3)%	(0.2)%

Combined ratio – calendar year	97.6%	98.3%

Gross premiums written	2,827.8	2,363.1

Net premiums written	2,331.5	1,977.8

Net premiums earned	2,193.8	1,960.9

Underwriting profit	51.8	32.6
Interest and dividends	85.9	64.6
Share of profit of associates	19.1	4.1

Operating income	156.8	101.3

Crum & Forster reported an underwriting profit of $51.8 and a combined ratio of 97.6% in 2019 compared to an underwriting profit of $32.6 and a combined ratio of 98.3% in 2018. The increase in underwriting profit in 2019 principally reflected increased business volumes in higher profitable lines of business and lower current period catastrophe losses, partially offset by increased commission expense.

Net favourable prior year reserve development was nominal at $6.2 (0.3% combined ratio points) in 2019 and $3.9 (0.2% combined ratio points) in 2018. Underwriting profit in 2019 included $18.1 (0.8 combined ratio points) of current period catastrophe losses (net of reinstatement premiums). Underwriting profit in 2018 included $26.6 (1.4 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally related to California wildfires ($9.0 or 0.5 combined ratio points, which included the Woolsey and Camp wildfires), Hurricane Michael ($2.7 or 0.1 combined ratio points) and Hurricane Florence ($1.8 or 0.1 combined ratio points).

Gross premiums written and net premiums written increased by19.7% and 17.9% in 2019, principally reflecting growth in accident and health, surety and programs, and surplus and specialty lines of business. Net premiums earned increased by 11.9% in 2019, primarily reflecting the growth in net premiums written during 2019 and 2018.

The commission expense ratio increased to 16.0% in 2019 from 15.5% in 2018, principally reflecting growth in business that attracted higher commissions and reduced ceding commission income (primarily related to discontinued business in marine and reduced cession rates in property lines).

Interest and dividends increased to $85.9 in 2019 from $64.6 in 2018, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds and lower total return swap expense, partially offset by lower interest income earned on reduced holdings of U.S. municipal bonds.

Share of profit of associates of $19.1 in 2019 primarily reflected share of a spin-off distribution gain at IIFL Holdings and share of significant gain at Seaspan, partially offset by share of losses of APR Energy and Farmers Edge. Share of profit of associates of $4.1 in 2018 primarily reflected share of profits of Resolute and KWF LPs, partially offset by share of a non-cash impairment charge of $12.8 related to Thai Re.

During 2019 Crum and Forster received capital contributions of $122.4 (2018 – $24.0) from the company to support its capital requirements. During 2019 Crum and Forster paid a dividend of $50.0 (2018 – nil) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $294.3 in 2019 from $98.1 in 2018 primarily due to increased net premium collections.

    Zenith National(1)

	2019	2018
Underwriting profit	108.8	140.2

Loss & LAE – accident year	57.6%	56.4%
Commissions	10.9%	10.5%
Underwriting expenses	27.9%	26.3%

Combined ratio – accident year	96.4%	93.2%
Net favourable development	(11.2)%	(10.6)%

Combined ratio – calendar year	85.2%	82.6%

Gross premiums written	732.7	800.3

Net premiums written	720.8	789.2

Net premiums earned	735.0	804.3

Underwriting profit	108.8	140.2
Interest and dividends	33.1	32.3
Share of profit (loss) of associates	(16.4)	4.4

Operating income	125.5	176.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $108.8 and a combined ratio of 85.2% in 2019 compared to an underwriting profit of $140.2 and a combined ratio of 82.6% in 2018. The decrease in underwriting profit in 2019 principally reflected price decreases.

Net favourable prior year reserve development of $82.1 (11.2 combined ratio points) in 2019 compared to $85.3 (10.6 combined ratio points) in 2018, principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 8.4% in 2019, primarily reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure. Net premiums written and net premiums earned decreased by 8.7% and 8.6% in 2019, consistent with the decrease in gross premiums written.

Interest and dividends increased to $33.1 in 2019 from $32.3 in 2018, primarily reflecting higher interest income earned on increased holdings of U.S. treasury bonds, partially offset by lower interest income earned on decreased holdings of U.S. municipal bonds in 2019.

Share of loss of associates of $16.4 in 2019 primarily reflected share of losses of APR Energy and Farmers Edge. Share of profit of associates of $4.4 in 2018 primarily reflected share of profit of Resolute, partially offset by share of loss of Farmers Edge and a non-cash impairment charge of $5.0 related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $45.4 in 2019 from $119.5 in 2018, primarily as a result of lower net premium collections and a special dividend received from Resolute in 2018.

    Brit(1)

	2019	2018
		Brit(2)	Brit reinsurance transaction(3)	Total
Underwriting profit (loss)	51.1	(73.0)	(4.0)	(77.0)

Loss & LAE – accident year	58.5%	69.7%	102.3%	66.4%
Commissions	27.1%	27.6%	–	30.9%
Underwriting expenses	14.1%	13.1%	–	14.6%

Combined ratio – accident year	99.7%	110.4%	102.3%	111.9%
Net favourable development	(2.8)%	(6.0)%	–	(6.7)%

Combined ratio – calendar year	96.9%	104.4%	102.3%	105.2%

Gross premiums written	2,293.5	2,239.1	–	2,239.1

Net premiums written (ceded)	1,656.2	1,668.6	(174.4)	1,494.2

Net premiums earned (ceded)	1,641.9	1,654.1	(174.4)	1,479.7

Underwriting profit (loss)	51.1	(73.0)	(4.0)	(77.0)
Interest and dividends	73.5	55.3	–	55.3
Share of profit (loss) of associates	(2.4)	5.3	–	5.3

Operating income (loss)	122.2	(12.4)	(4.0)	(16.4)

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

(2)
Brit's results excluding the Brit reinsurance transaction described in the following footnote.

(3)
Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). The impact of that transaction in 2018 is shown separately in the table above to minimize distortion on the components of combined ratio. This transaction is eliminated within Fairfax's consolidated financial reporting.

On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS). During 2019 Brit received capital contributions from the company of $70.6 primarily to support its underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit increased to 89.3% from 88.9% at December 31, 2018.

On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6. Ambridge Partners is a specialized managing general underwriter of transactional, legal contingency, specialty management liability, and intellectual property liability insurance products.

On July 5, 2018 Brit purchased an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and paid a dividend of $12.8 on the shares purchased. During 2018 Brit received capital contributions from the company of $436.4 primarily to support the purchase of its shares from OMERS and its 2019 underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit was 88.9%.

References to 2018 throughout the remainder of this section exclude the impact of the Brit reinsurance transaction described above.

Brit reported an underwriting profit of $51.1 and a combined ratio of 96.9% in 2019 compared to an underwriting loss of $73.0 and a combined ratio of 104.4% in 2018. The increase in underwriting profit in 2019 principally reflected lower current period catastrophe losses (as set out in the table below) and attritional loss ratio, partially offset by decreased net favourable prior year reserve development.

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	24.7	1.5		–	–
Hurricane Dorian	24.3	1.5		–	–
Typhoon Faxai	12.5	0.8		–	–
California wildfires(2)	–	–		91.5	5.5
Hurricane Michael	–	–		53.7	3.2
Hurricane Florence	–	–		26.9	1.6
Typhoon Jebi	–	–		23.0	1.4
Other	8.3	0.5		15.2	1.0

	69.8	4.3	points	210.3	12.7	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net favourable prior year reserve development of $46.5 (2.8 combined ratio points) in 2019 primarily reflected better than expected claims experience across most lines of business (primarily financial and professional, specialty, property, and programs and facilities lines of business), partially offset by net adverse development in the U.S. specialty segment. Net favourable prior year reserve development of $99.3 (6.0 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and energy and property (political risks and violence) lines of business, partially offset by net reserve strengthening in the marine line of business.

Gross premiums written increased by 2.4% in 2019, principally reflecting increased business volume within the reinsurance segment (primarily casualty treaty), increased contribution from underwriting initiatives launched in recent years and price increases (principally in property open market, marine, specialist liability and energy), partially offset by decreased business volume within the insurance segment (primarily discontinued classes and specialty business). Net premiums written marginally decreased by 0.7% in 2019, primarily reflecting increased use of proportional treaty reinsurance in marine and property lines of business and the purchase of increased catastrophe protection, partially offset by the growth in gross premiums written. Net premiums earned decreased marginally by 0.7% in 2019, primarily reflecting the factors affecting net premiums written.

Interest and dividends increased to $73.5 in 2019 from $55.3 in 2018, principally reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding U.S. treasury bonds and high quality U.S. corporate bonds.

Share of loss of associates of $2.4 in 2019 primarily reflected share of losses of APR Energy and Astarta, partially offset by share of a significant gain at Seaspan. Share of profit of associates of $5.3 in 2018 primarily reflected share of profit of Resolute, partially offset by share of loss of Astarta.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $152.1 in 2019 compared to cash used in operating activities of $133.1 in 2018, primarily reflecting lower net paid losses.

    Allied World(1)

	2019(2)	2018
Underwriting profit	57.7	42.9

Loss & LAE – accident year	67.9%	76.1%
Commissions	11.0%	9.1%
Underwriting expenses	17.2%	17.1%

Combined ratio – accident year	96.1%	102.3%
Net (favourable) adverse development	1.4%	(4.2)%

Combined ratio – calendar year	97.5%	98.1%

Gross premiums written	3,860.3	3,368.9

Net premiums written	2,428.9	2,368.8

Net premiums earned	2,335.4	2,286.8

Underwriting profit	57.7	42.9
Interest and dividends	148.9	117.2
Share of profit (loss) of associates	13.3	(3.8)

Operating income	219.9	156.3

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Includes the impact of a loss portfolio transfer in the U.S. primary casualty line of business loss reserves ($65.4) and the related premiums ceded to reinsurers ($90.1).

On December 31, 2019 Allied World completed a loss portfolio transfer with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business (the "Allied World loss portfolio transfer"). The Allied World loss portfolio transfer resulted in a decrease of both net premiums written and net premiums earned by $90.1 and decreased losses on claims, net by $65.4 in 2019.

On November 30, 2019 the company made a capital contribution of $320.8 to Allied World which increased its ownership interest to 70.1% from 67.8% at December 31, 2018. On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others). During 2019 Allied World redomesticated from Switzerland to Bermuda.

On April 30, 2018 Allied World used the proceeds from a $61.3 capital contribution from the company to pay a dividend of $61.3 to its minority shareholders (OMERS, AIMCo and others).

Allied World reported an underwriting profit of $57.7 and a combined ratio of 97.5% in 2019 compared to an underwriting profit of $42.9 and a combined ratio of 98.1% in 2018. The increase in underwriting profit in 2019 principally reflected lower current period catastrophe losses (as set out in the table below), partially offset by net adverse prior year reserve development in 2019 compared to net favourable prior year reserve development in 2018.

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	30.6	1.3		–	–
Typhoon Faxai	19.5	0.8		–	–
Hurricane Dorian	14.3	0.6		–	–
California wildfires(2)	–	–		76.1	3.3
Typhoon Jebi	–	–		52.9	2.3
Hurricane Michael	–	–		47.5	2.1
Hurricane Florence	–	–		25.6	1.1
Other	20.8	1.0		21.3	1.0

	85.2	3.7	points	223.4	9.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net adverse prior year reserve development of $32.0 (1.4 combined ratio points) in 2019 primarily reflected deterioration in the insurance segment (principally related to the North American casualty lines of business primarily related to the 2017 accident year, partially offset by a reduction in unallocated loss adjustment expenses) and the reinsurance segment (principally related to Typhoon Jebi). Net favourable prior year reserve development of $96.6 (4.2 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and a reduction in unallocated loss adjustment expenses, partially offset by net adverse prior year reserve development in the casualty line of business primarily related to the 2012, 2014 and 2015 accident years and the professional liability line of business primarily related to the 2012 accident year.

Gross premiums written increased by 14.6% in 2019, primarily due to new business and improved pricing across both the insurance segment (primarily reflecting growth in the North American operations in the excess casualty, programs and professional liability lines of business, and to a lesser extent growth in Global Markets platforms principally from professional liability lines of business) and the reinsurance segment (primarily in the North American operations principally from property and casualty treaty business). Excluding the impact of the Allied World loss portfolio transfer, net premiums written increased by 6.3% in 2019 reflecting the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment). Excluding the impact of the Allied World loss portfolio transfer, net premiums earned increased by 6.1% in 2019, primarily reflecting the changes in net premiums written during 2019 and 2018.

The commission expense ratio increased to 11.0% in 2019 from 9.1% in 2018, principally reflecting the release of acquisition accounting adjustments that favourably affected net premiums earned and commission expenses in 2018, and the Allied World loss portfolio transfer that reduced net premiums earned in 2019.

Interest and dividends increased to $148.9 in 2019 from $117.2 in 2018 primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding high quality U.S. corporate bonds, and higher dividends earned on common stocks.

Share of profit of associates of $13.3 in 2019 primarily reflected share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of loss of associates of $3.8 in 2018 primarily reflected share of a loss of Farmers Edge.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) of $117.3 in 2019 compared to cash used in operating activities of $557.0 in 2018, primarily reflecting higher net premium collections and lower net paid losses.

    Fairfax Asia

	2019	2018
Underwriting profit	6.4	0.4

Loss & LAE – accident year	70.3%	72.8%
Commissions	13.5%	10.5%
Underwriting expenses	26.4%	29.4%

Combined ratio – accident year	110.2%	112.7%
Net favourable development	(13.2)%	(12.9)%

Combined ratio – calendar year	97.0%	99.8%

Gross premiums written	438.3	385.6

Net premiums written	231.2	191.9

Net premiums earned	215.2	189.5

Underwriting profit	6.4	0.4
Interest and dividends	17.7	21.1
Share of loss of associates	(0.1)	(5.1)

Operating income	24.0	16.4

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 49.0%-owned Go Digit Infoworks Services Private Limited ("Digit"). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.

On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

Pursuant to the sale of the company's 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") on December 28, 2017, the company agreed to guarantee the sufficiency of First Capital's loss reserves as at the sale date and will receive (return) sale consideration equal to any favourable (adverse) development on these loss reserves as of December 31, 2023. During 2019 pursuant to an acturial report independent of both Fairfax and Mitsui Sumitomo the company estimated it will receive additional sale consideration of $33.9 as a result of favourable loss reserve development, which was recorded as net gains on investment in the consolidated statement of earnings. On July 1, 2018 Falcon entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital's insurance portfolio.

Fairfax Asia reported an underwriting profit of $6.4 and a combined ratio of 97.0% in 2019 compared to an underwriting profit of $0.4 and a combined ratio of 99.8% in 2018. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	2019	2018
Falcon	96.0%	99.4%
Pacific Insurance	97.8%	103.7%
AMAG Insurance	94.7%	89.2%
Fairfirst Insurance	98.5%	98.8%

Fairfax Asia's underwriting profit in 2019 included net favourable prior year reserve development of $28.3 (13.2 combined ratio points), primarily related to automobile, marine and workers' compensation loss reserves. Fairfax Asia's underwriting profit in 2018 included the benefit of $24.4 (12.9 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, workers' compensation and marine loss reserves.

Gross premiums written increased by 13.7% in 2019, principally reflecting increased business volume by Falcon on its 25% quota share reinsurance agreement with First Capital ($47.4 increase from 2018) and growth by AMAG Insurance in property lines of business, partially offset by a decrease in gross premiums written at Pacific Insurance (primarily automobile). Net premiums written increased by 20.5% in 2019 reflecting the factors that affected gross premiums written and higher premium retention at Falcon, partially offset by lower premium retention at AMAG Insurance. Net premiums earned increased by 13.6% in 2019 reflecting the growth in net premiums written.

The commission expense ratio increased to 13.5% in 2019 from 10.5% in 2018, primarily reflecting higher commission expense in automobile and marine lines of business, partially offset by reduced commissions in the engineering line of business.

The underwriting expense ratio decreased to 26.4% in 2019 from 29.4% in 2018, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Interest and dividends decreased to $17.7 in 2019 from $21.1 in 2018, primarily reflecting increased investment expenses, partially offset by higher interest income earned on increased holdings of cash and cash equivalents and dividend income on common stocks.

Share of loss of associates of $0.1 in 2019 primarily reflected share of loss of Digit, partially offset by share of profit of BIC Insurance and share of a spin-off distribution gain at IIFL Holdings. Share of loss of associates of $5.1 in 2018 primarily reflected the share of loss of Digit.

During 2019 Fairfax Asia received capital contributions of $48.1 (2018 – $55.9) from the company primarily to support the capital requirements of Digit.

    Insurance and Reinsurance – Other

	2019
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	7.0	(2.9)	–	(37.9)	15.9	–	(17.9)

Loss & LAE – accident year	83.5%	69.7%	–	62.1%	53.3%	–	64.8%
Commissions	25.2%	17.0%	–	10.3%	22.2%	–	17.9%
Underwriting expenses	3.5%	18.3%	–	40.5%	23.8%	–	24.0%

Combined ratio – accident year	112.2%	105.0%	–	112.9%	99.3%	–	106.7%
Net favourable development	(16.5)%	(3.9)%	–	(0.2)%	(4.4)%	–	(5.0)%

Combined ratio – calendar year	95.7%	101.1%	–	112.7%	94.9%	–	101.7%

Gross premiums written	191.1	344.3	–	797.6	378.3	(0.4)	1,710.9

Net premiums written	184.3	278.7	–	354.5	330.9	–	1,148.4

Net premiums earned	163.8	273.9	–	299.0	310.1	–	1,046.8

Underwriting profit (loss)	7.0	(2.9)	–	(37.9)	15.9	–	(17.9)
Interest and dividends	0.7	14.6	–	31.7	10.0	–	57.0
Share of loss of associates	(12.4)	–	–	–	(1.3)	–	(13.7)

Operating income (loss)	(4.7)	11.7	–	(6.2)	24.6	–	25.4

	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)

Loss & LAE – accident year	83.4%	66.0%	64.4%	60.7%	51.4%	–	64.5%
Commissions	17.2%	14.0%	42.4%	6.9%	20.0%	–	16.7%
Underwriting expenses	2.2%	19.2%	33.3%	44.8%	24.9%	–	25.9%

Combined ratio – accident year	102.8%	99.2%	140.1%	112.4%	96.3%	–	107.1%
Net adverse (favourable) development	(8.3)%	(2.5)%	(16.4)%	3.1%	1.7%	–	(2.5)%

Combined ratio – calendar year	94.5%	96.7%	123.7%	115.5%	98.0%	–	104.6%

Gross premiums written	167.3	353.4	247.4	758.8	268.9	(2.9)	1,792.9

Net premiums written	163.9	276.6	88.2	378.8	216.7	–	1,124.2

Net premiums earned	178.9	277.1	110.0	295.7	203.9	–	1,065.6

Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)
Interest and dividends	(2.5)	17.5	7.4	22.5	1.8	–	46.7
Share of profit (loss) of associates	13.9	–	3.5	–	(0.7)	–	16.7

Operating income (loss)	21.1	26.7	(15.2)	(23.2)	5.1	–	14.5

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.

Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina (all acquired in 2017) and Uruguay (acquired January 31, 2018).

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance, Polish Re (acquired in 2009) and Fairfax Ukraine (established in 2019). Colonnade Insurance writes general insurance through its Ukrainian insurance company (acquired in 2015) and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania (all acquired in 2016 and 2017). Fairfax Ukraine, comprised of ARX Insurance and Universalna (both acquired in 2019), primarily writes property and casualty insurance in Ukraine.

Year ended December 31, 2019

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. ARX Insurance contributed an underwriting profit of $3.1 in 2019.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Odyssey Group's Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.

Year ended December 31, 2018

Effective December 31, 2018 Group Re entered into an agreement to provide a third-party insurer with excess of loss reinsurance protection for a portfolio comprised of a diverse mix of direct primary and excess classes of business written across a range of geographies related to accident years 2018 and prior (the "third party adverse development cover"). The impact of the third party adverse development cover on Group Re in 2018 was to increase gross premiums written, net premiums written and net premiums earned by $39.1 and to increase losses on claims, net by $39.1.

The Insurance and Reinsurance – Other segment produced an underwriting loss of $17.9 and a combined ratio of 101.7% in 2019 compared to an underwriting loss of $48.9 and a combined ratio of 104.6% in 2018. The decrease in underwriting loss in 2019 principally reflected higher net favourable prior year reserve development, partially offset by higher current period catastrophe losses (as set out in the table below).

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Chilean riots	19.2	1.8		–	–
Typhoon Hagibis	2.5	0.2		–	–
Typhoon Faxai	1.7	0.2		–	–
Hurricane Dorian	0.3	–		–	–
Hurricane Florence	–	–		7.1	0.7
California wildfires(2)	–	–		6.2	0.6
Hurricane Michael	–	–		2.9	0.3
Other	8.2	0.9		4.7	0.4

	31.9	3.1	points	20.9	2.0	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

The underwriting result in 2019 included net favourable prior year reserve development of $52.0 (5.0 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Fairfax CEE (primarily at Colonnade Insurance relating principally to commercial property and casualty lines of business) and Bryte Insurance (primarily related to property and automobile lines of business). The underwriting results in 2018 included net favourable prior year reserve development of $27.1 (2.5 combined ratio points), principally reflecting net favourable prior year reserve development at Advent, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax Latam (primarily related to long tail casualty lines of business in Argentina due to the macro economic conditions) and Polish Re (primarily related to automobile third party liability and property loss lines of business).

Excluding the year-over-year impacts of the companies acquired during 2019 (comprised of the acquisitions of ARX Insurance and Universalna) and Advent's premiums in 2018, normalized gross premiums written, net premiums written and net premiums earned in 2019 and 2018 were as set out in the following table:

	2019			2018
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,710.9	1,148.4	1,046.8	1,792.9	1,124.2	1,065.6
ARX Insurance	(88.0)	(83.6)	(78.2)	–	–	–
Universalna	(6.4)	(5.5)	(4.5)	–	–	–
Advent	–	–	–	(247.4)	(88.2)	(110.0)

Insurance and Reinsurance – Other – as adjusted	1,616.5	1,059.3	964.1	1,545.5	1,036.0	955.6

Percentage change (year-over-year)	4.6%	2.2%	0.9%

Gross premiums written increased by 4.6% in 2019, principally reflecting increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, partially offset by a decrease at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation, partially offset by increased premiums written). Net premiums written increased by 2.2% in 2019, primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention at Fairfax Latam. Net premiums earned increased by 0.9% in 2019, consistent with the factors that affected net premiums written.

The underwriting expense ratio decreased to 24.0% in 2019 from 25.9% in 2018, principally reflecting improvements at Fairfax Latin America (primarily at Fairfax Latam related to cost efficiencies across the region), Bryte Insurance and Fairfax CEE (primarily related to increased net premiums earned by Colonnade Insurance), and the impact of the transfer of Advent to Run-off.

Interest and dividends increased to $57.0 in 2019 from $46.7 in 2018 primarily reflecting higher interest income earned on bonds and cash and cash equivalents and lower investment management expenses, partially offset by the transfer of Advent and its investment portfolio to Run-off.

Share of loss of associates of $13.7 in 2019 primarily reflected share of losses of Farmers Edge and APR Energy, partially offset by share of a significant gain at Seaspan. Share of profit of associates of $16.7 in 2018 principally reflected share of profits of Seaspan (acquired on February 14, 2018) and Resolute.

    Run-off

The Run-off reporting segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two wholly-owned groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK), Syndicate 3500 at Lloyd's, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent (effective January 1, 2019). The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited. Both groups are managed by the dedicated RiverStone Run-off management operation which has 586 employees in the U.S. and the U.K.

Subsequent to December 31, 2019

On December 20, 2019 the company entered into an agreement to contribute European Run-off to RiverStone Barbados Limited ("RiverStone Barbados"), a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. Pursuant to the agreement, OMERS will subscribe for a 40.0% equity interest in RiverStone Barbados for cash consideration of approximately $597. At the closing date the company will deconsolidate European Run-off from the Run-off reporting segment and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The company will have the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a

Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.2 for cash consideration of $143.4.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $154.6 for consideration of $155.6.

Year ended December 31, 2019

Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies (the "second quarter 2019 Brit reinsurance transaction").

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for details.

Year ended December 31, 2018

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Odyssey Group's Newline with the remainder of Advent Syndicate 780 placed into run-off. Effective October 1, 2018 Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). This transaction resulted in Run-off assuming $78.7 of net insurance contract liabilities and $15.7 of net provision for unearned premiums in exchange for cash consideration of $95.0. The 2018 Run-off results included gross premiums written and net premiums written of $95.0, net premiums earned of $79.3, losses on claims of $78.7 and operating expenses of $3.0 for this transaction, which is eliminated within Fairfax's consolidated financial reporting.

Effective November 30, 2018 Run-off Syndicate 3500 reinsured a portfolio of business written by Brit Syndicate 2987 including non-U.S. professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). This transaction resulted in Run-off assuming $170.4 of net insurance contract liabilities in exchange for cash consideration of $174.4. The 2018 Run-off results included gross premiums written, net premiums written and net premiums earned of $174.4 and losses on claims of $170.4 for this transaction, which is eliminated in the company's consolidated financial reporting.

Effective in December 2018 Run-off reinsured two separate third party run-off portfolios comprised of exposures to APH related to accident years 1999 and prior (assumed by RiverStone UK) and Irish employer's liability and public liability exposures related to accident years 2018 and prior (assumed by Syndicate 3500) (collectively the "Other 2018 reinsurance transactions"). These transactions resulted in Run-off assuming net insurance contract liabilities of $102.6 in exchange for cash consideration of $113.5. The 2018 Run-off results included gross premiums written, net premiums written and net premiums earned of $113.5, losses on claims of $102.6 and operating expenses of $1.4 (a commission paid by Run-off to a third party) for these transactions.

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2019 and 2018.

	2019			2018
	First quarter 2019 reinsurance transaction(1)	Run-off(2)	Total	Fourth quarter 2018 reinsurance transactions(3)	Run-off(4)	Total
Gross premiums written	561.5	48.1	609.6	419.2	(0.3)	418.9

Net premiums written	561.5	13.0	574.5	414.2	(0.7)	413.5

Net premiums earned	561.5	80.6	642.1	398.7	5.9	404.6

Losses on claims	(556.8)	(187.9)	(744.7)	(285.5)	(216.8)	(502.3)
Operating expenses	–	(161.6)	(161.6)	(23.2)	(121.5)	(144.7)
Interest and dividends	–	55.8	55.8	–	43.7	43.7
Share of profit (loss) of associates	–	(6.3)	(6.3)	–	0.8	0.8

Operating profit (loss)	4.7	(219.4)	(214.7)	90.0	(287.9)	(197.9)

(1)
The first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(2)
Run-off including the second quarter 2019 Brit reinsurance transaction and excluding the first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(3)
Reinsurance transactions are comprised of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions (collectively the "fourth quarter 2018 reinsurance transactions") described in the preceding paragraphs.

(4)
Run-off excluding the fourth quarter 2018 reinsurance transactions referenced in the preceding footnote.

References to 2019 and 2018 throughout the remainder of this section exclude the impact of the first quarter 2019 reinsurance transaction and the fourth quarter 2018 reinsurance transactions described above in order to normalize results.

Run-off reported an operating loss of $219.4 in 2019 compared to an operating loss of $287.9 in 2018. Net premiums earned of $80.6 in 2019 principally reflected the run-off of Advent's unearned premium reserve ($104.3), partially offset by net premiums ceded to Brit ($24.5) related to the second quarter 2019 Brit reinsurance transaction.

Losses on claims of $187.9 in 2019 principally reflected net adverse prior year reserve development at U.S. Run-off of $216.4 and an increase in loss reserves associated with the run-off of Advent's unearned premium reserve of $54.1, partially offset by net favourable prior year reserve development at European Run-off of $65.9. Net adverse prior year reserve development at U.S. Run-off of $216.4 principally related to continued deterioration of APH exposures ($213.7) and strengthening of other loss reserves ($6.7), partially offset by net favourable emergence on workers' compensation loss reserves ($5.5). Net favourable prior year reserve development at European Run-off of $65.9 principally related to improvement in RiverStone (UK)'s employers' liability and public liability exposures ($49.4) and improvement in Advent's marine and property exposures ($9.5).

Losses on claims of $216.8 in 2018 principally reflected net adverse prior year reserve development at U.S. Run-off of $197.1 and at European Run-off of $11.3. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $143.6 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, strengthening of other loss reserves of $38.6 principally related to construction defect and habitational risk exposures and strengthening of unallocated loss adjustments expenses of $31.7 principally at TIG Insurance, partially offset by net favourable emergence of $16.8 on workers' compensation loss reserves principally at TIG Insurance. Net adverse prior year reserve development at European Run-off of $11.3 principally related to reserve strengthening on one specific loss.

Operating expenses increased to $161.6 in 2019 from $121.5 in 2018, primarily as a result of commission expense of $28.0 related to the run-off of Advent's unearned premium reserve, increases in employee compensation expense following the transfer of Advent's employees to European Run-off effective January 1, 2019 and provision for uncollectible recoverable from reinsurers as a result of disputed recoverables, partially offset by commission income of $6.0 related to the second quarter 2019 Brit reinsurance transaction.

Interest and dividends increased to $55.8 in 2019 from $43.7 in 2018, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds and short-term investments, partially offset by lower interest income earned on reduced holdings of U.S. municipal bonds.

Share of loss of associates of $6.3 in 2019 primarily reflected share of losses of Thai Re and APR Energy, partially offset by share of a significant gain at Seaspan and share of a spin-off distribution gain at IIFL Holdings. Share of profit of associates of $0.8 in 2018 primarily reflected share of net gains on sales and net unrealized appreciation of investment properties of the KWF LPs, and share of profit of Resolute, partially offset by a non-cash impairment charge on Thai Re of $19.3.

During 2019 Fairfax made capital contributions to Run-off of $290.1, comprised of cash of $205.2 that was used to augment Run-off's capital ($120.2) and support the first quarter 2019 reinsurance transaction ($85.0), and the contribution of the net assets of Advent that were placed into run-off of $84.9. During 2018 Fairfax augmented Run-off's capital with net capital contributions of $136.3, comprised of cash and marketable securities.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Non-insurance companies

	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(6)
Revenue	2,120.6	410.7	1,087.4	1,918.4	5,537.1
Expenses	(2,049.5)	(401.8)	(1,081.3)	(1,909.0)	(5,441.6)

Pre-tax income before interest expense and the undernoted	71.1	8.9	6.1	9.4	95.5
Interest and dividends(5)	8.3	(74.5)	–	13.5	(52.7)
Share of profit (loss) of associates	–	179.2	(182.8)	(41.6)	(45.2)
Net gains on investments	9.2	54.7	4.2	4.5	72.6

Pre-tax income (loss) before interest expense	88.6	168.3	(172.5)	(14.2)	70.2

	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(6)
Revenue	2,013.4	430.3	1,202.4	788.1	4,434.2
Expenses	(1,890.7)	(403.3)	(1,184.1)	(698.0)	(4,176.1)

Pre-tax income before interest expense and the undernoted	122.7	27.0	18.3	90.1	258.1
Interest and dividends(5)	8.3	(11.0)	–	15.5	12.8
Share of profit of associates	0.9	83.7	8.8	16.0	109.4
Net gains (losses) on investments	(7.9)	80.0	841.0	(12.7)	900.4

Pre-tax income before interest expense	124.0	179.7	868.1	108.9	1,280.7

(1)
Comprised primarily of Recipe and its subsidiaries The Keg, Pickle Barrel, St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (until its deconsolidation on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.

(5)
Interest and dividends of Fairfax India are net of investment management and administration fees paid to Fairfax of $27.5 in 2019 and $33.9 in 2018. In 2019 interest and dividends of Fairfax India are also net of a performance fee accrual of $47.8, pursuant to the company's investment advisory agreement with Fairfax India as described in note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2019.

(6)
Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Restaurants and retail

Year ended December 31, 2019

In 2019 the company's ownership interest in Recipe increased to 47.9% from 43.7% at December 31, 2018, principally related to Recipe's purchase of its common shares for cancellation and the company's purchase of multiple voting shares from Recipe's non-controlling interests. These transactions reduced Recipe's non-controlling interests by $85.3 and $20.2 respectively and resulted in a dilution loss recorded by the company of $15.5, which were included in Other net changes in capitalization in the consolidated statement of changes in equity for the year ended December 31, 2019.

Year ended December 31, 2018

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company held a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe Unlimited Corporation ("Recipe"; formerly Cara Operations Limited) for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. During 2019 Recipe estimated that it may be required to pay an additional $15.4 (Cdn$20.0) of cash consideration to the other former shareholders of The Keg pursuant to the achievement of certain financial objectives within the first three years subsequent to closing.

Operating Results

The increase in the revenue and expenses of Restaurants and retail in 2019 primarily reflected a full year of results from the consolidation of Toys "R" Us Canada on May 31, 2018, with Toys "R" Us Canada experiencing decreased business volumes in the second half of 2019 over the comparable period in 2018.

Fairfax India

Year ended December 31, 2019

On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%. Sanmar is one of the largest suspension PVC manufacturers in India.

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 12% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $133 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed in the first half of 2020.

On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

Year ended December 31, 2018

On October 19, 2018 Fairfax India invested $88.5 (6.5 billion Indian rupees) in CSB Bank and received common shares and warrants representing a 36.4% effective equity interest.

On May 16, 2018 Fairfax India increased its equity interest in Bangalore Airport to 54.0% by acquiring an additional 6.0% for cash consideration of $67.4 (4.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in Bangalore Airport because of extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bengaluru, India through a public-private partnership.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 Fairfax received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Operating Results

The decrease in the revenue and expenses of Fairfax India in 2019 primarily reflected decreased business volume at NCML, partially offset by growth in business volume at Fairchem.

Interest and dividends expense of $74.5 in 2019 (2018 – $11.0) included an accrual of a performance fee payable to Fairfax by Fairfax India of $47.8 (2018 – nil), pursuant to the investment advisory agreement with Fairfax India whereby the company may receive a performance fee if the increase in Fairfax India's book value per share exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The performance fee accrual represented an intercompany transaction that was eliminated on consolidation. Interest and dividends of Fairfax India are also net of investment management and administration fees paid to Fairfax of $27.5 in 2019 (2018 – $33.9). Excluding the impact of the performance fee and investment and administration fees, interest and dividend income was $0.8 in 2019 compared to $22.9 in 2018, with the decrease principally reflecting the sale of Government of India and Indian corporate bonds to fund Fairfax India's investments in Seven Islands and CSB Bank.

Share of profit of associates of $179.2 in 2019 primarily reflected share of a spin-off distribution gain of IIFL Holdings and share of profit of Bangalore Airport. Share of profit of associates of $83.7 in 2018 principally reflected share of profits of Bangalore Airport and IIFL Holdings.

Net gains on investments of $54.7 in 2019 decreased from $80.0 in 2018, primarily reflecting lower net gains on Indian corporate bonds (principally related to the Sanmar bonds) and net losses on equity derivatives, partially offset by lower foreign exchange losses on U.S. dollar borrowings and higher net gains on common stocks.

Thomas Cook India

Year ended December 31, 2019

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a 31.8% direct equity interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Year ended December 31, 2018

On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Upon adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Operating Results

The decrease in the revenue and expenses of Thomas Cook India in 2019 primarily reflected the deconsolidation of Quess on March 1, 2018, partially offset by growth in business volume.

Share of loss of associates of $182.8 in 2019 included a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to the minority shareholders (fully attributed to non-controlling interests). Share of profit of associates of $8.8 in 2018 principally related to share of profit of Quess.

Net gains on investments of $841.0 in 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.

Other

Year ended December 31, 2019

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company continues to account for its investment in Eurobank as a common stock at FVTPL due to regulatory restrictions on the company's ability to affect the relevant activities of Eurobank. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value. Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. AGT is a supplier of pulses, staple foods and food ingredients.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

Year ended December 31, 2018

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, resulting in net proceeds of $148.3 after commission and expenses, to provide financing for the acquisition of additional African Investments. The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Operating Results

The increase in the revenue and expenses of Other in 2019 primarily reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of the full year revenue and expenses of Dexterra and growth in business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Mosaic Capital, partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019).

Share of loss of associates of $41.6 in 2019 primarily reflected Fairfax Africa's share of loss of Atlas Mara, partially offset by its share of profit of AFGRI. Share of profit of associates of $16.0 in 2018 primarily reflected Fairfax Africa's share of profit of Atlas Mara, partially offset by its share of loss of AFGRI.

The increase in net gains on investments of $4.5 in 2019 compared to net losses on investments of $12.7 in 2018, primarily reflected net gains on corporate bonds and convertible debentures at Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit of Associates

An analysis of share of profit of associates is presented in the Investments section of this MD&A.

    Net Gains on Investments

An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $472.0 in 2019 (2018 – $347.1) was comprised as follows:

	2019	2018
Interest expense on borrowings:
Holding company	211.8	197.4
Insurance and reinsurance companies	56.6	55.6
Non-insurance companies(1)	135.8	94.1

	404.2	347.1

Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	19.7	–
Non-insurance companies	48.1	–

	67.8	–

Interest expense as presented in the consolidated statement of earnings	472.0	347.1

(1)
Borrowings and related interest expense are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019. See note 3 (Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019 for details.

The increase in interest expense on borrowings incurred at the holding company in 2019 principally reflected the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, the issuance on April 17, 2018 of $600.0 principal amount of 4.85% senior notes due 2028 and the issuances of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0), and higher borrowings on the holding company credit facility year-over-year, partially offset by the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020, the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes on maturity, and the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021.

The modest increase in interest expense on borrowings incurred at the insurance and reinsurance companies in 2019 principally reflected increased borrowing by Brit on its revolving credit facility, partially offset by the repurchase and redemption during 2018 of Allied World's $300.0 principal amount of 5.50% senior notes due 2020.

The increase in interest expense on borrowings incurred at the Non-insurance companies in 2019 principally reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), increased borrowings at Fairfax India (primarily related to the replacement in 2018 of its $400.0 term loan due July 2018 with a $550.0 term loan) and increased borrowings at Boat Rocker (primarily to support its acquisitions in 2019 and 2018), partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019) and Quess (on March 1, 2018), and the repayment by Fairfax Africa on its revolving credit facility.

For details of the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019.

    Corporate and Other

Corporate and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	2019	2018
Fairfax corporate overhead	147.5	153.0
Subsidiary holding companies' corporate overhead	27.9	66.7
Subsidiary holding companies' non-cash intangible asset amortization(1)	96.4	109.3

Corporate overhead(2)	271.8	329.0
Holding company interest and dividends	(32.9)	(37.8)
Holding company share of profit of associates	(165.1)	(17.2)
Investment management and administration fees and other(3)	(195.6)	(150.7)
Loss on repurchase of long term debt	23.7	58.9

	(98.1)	182.2

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Fairfax corporate overhead decreased to $147.5 in 2019 from $153.0 in 2018, primarily reflecting decreased legal and consulting fees and decreased employee compensation expenses. Fairfax corporate overhead included charitable donations of $7.7 in 2019 (2018 – $8.5).

Subsidiary holding companies' corporate overhead decreased to $27.9 in 2019 from $66.7 in 2018, primarily reflecting restructuring costs at Advent and Fairfax Latam in 2018, decreased corporate overhead at Allied World, decreased employee compensation expenses and decreased legal and consulting fees, partially offset by increased charitable donations.

Subsidiary holding companies' non-cash intangible asset amortization of $96.4 in 2019 and $109.3 in 2018 primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Holding company interest and dividends included total return swap income of $3.6 in 2019 compared to $7.8 in 2018. Excluding the impact of total return swap income, holding company interest and dividends of $29.3 in 2019 decreased modestly from $30.0 in 2018, primarily reflecting lower interest income earned from cash and short-term investments.

Holding company share of profit of associates increased to $165.1 in 2019 from $17.2 in 2018, primarily reflecting higher share of profit of Eurolife and share of a significant gain at Seaspan.

Investment management and administration fees and other, which is principally comprised of fees received or receivable from the insurance and reinsurance subsidiaries and Fairfax India and Fairfax Africa, increased to $195.6 in 2019 from $150.7 in 2018, primarily reflecting a performance fee receivable from Fairfax India of $47.8 that was recorded in 2019 (2018 – nil) pursuant to the investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares.

Loss on repurchase of long term debt of $23.7 in 2019 related to the redemption on July 15, 2019 of the company's remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Loss on repurchase of long term debt of $58.9 in 2018 was primarily comprised of a loss of $19.6 (Cdn$25.1) related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% unsecured senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2019 of 11.7% (provision for income taxes of $261.5) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Barbados, Fairfax India, Brit and Allied World), the recognition of previously unrecorded U.S. foreign tax credit carryforwards, and non-taxable investment income (principally comprised of dividend income and non-taxable interest income and share of profit of associates in certain jurisdictions).

The company's effective income tax rate in 2018 of 5.1% (provision for income taxes of $44.2) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-cash gain on deconsolidation of Quess which was not taxable (income tax rate benefit of $235.8 due to the preferential treatment of long term capital gains in India), other non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions) and income taxed at lower rates than the Canadian statutory income tax rate (primarily at Allied World, certain subsidiaries of Fairfax India and in Barbados), partially offset by the unrecorded tax benefit of losses and temporary differences, principally in Canada.

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2019.

    Non-controlling Interests

Non-controlling interests principally related to Allied World, Fairfax India, Recipe, Brit and Fairfax Africa. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2019.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2019 and 2018 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2019. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $4,124.6 at December 31, 2019 (December 31, 2018 – $3,865.9) primarily consisted of Fairfax holding company borrowings of $4,117.3 (December 31, 2018 – $3,859.5).
	Equity interests in Fairfax affiliates at December 31, 2019
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off(4)	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	–	–	–	–	–	31.5%	–	68.5%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	4.9%	45.3%	66.9%
Fairfax India	–	5.6%	3.4%	0.9%	3.1%	5.5%	1.0%	2.1%	7.0%	5.2%	33.8%
Recipe	5.6%	12.9%	6.1%	1.1%	2.4%	5.9%	–	2.8%	10.5%	0.6%	47.9%
Boat Rocker Media	–	–	27.7%	20.5%	–	–	–	10.9%	–	–	59.1%
Fairfax Africa	1.4%	19.9%	4.1%	7.8%	5.6%	7.7%	0.5%	4.7%	5.8%	4.5%	62.0%
Toys "R" Us Canada	–	28.2%	28.2%	28.2%	–	–	–	–	15.4%	–	100.0%
AGT Food and Ingredients	–	7.8%	12.3%	3.1%	–	16.4%	–	–	1.5%	18.5%	59.6%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within portfolio investments on the segmented balance sheet.

(4)
Includes European Run-off's ownership in Fairfax affiliates (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019).

Segmented Balance Sheet as at December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Consolidated
Assets
Holding company cash and investments	79.6	621.7	10.8	12.1	–	–	–	–	724.2	–	–	374.7	1,098.9
Insurance contract receivables	441.7	1,473.2	325.8	229.8	964.5	1,512.0	89.9	551.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)	3,012.4	9,198.1	4,408.0	1,667.8	4,200.1	8,235.0	1,117.4	2,040.8	33,879.6	1,906.3	2,730.7	(405.0)	38,111.6
Assets held for sale(2)	–	–	–	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	144.2	316.1	164.8	12.8	215.5	342.1	22.8	146.4	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	406.3	1,138.4	1,045.1	38.9	1,695.7	3,638.1	354.4	1,522.1	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income taxes	85.7	239.6	125.7	42.2	–	–	–	32.8	526.0	6.3	–	(156.4)	375.9
Goodwill and intangible assets	183.4	182.5	299.9	416.9	794.4	1,598.0	185.2	54.2	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	203.2	2.6	4.1	–	0.1	0.2	363.0	–	573.2	356.1	0.6	(929.9)	–
Other assets	97.9	184.9	353.9	84.3	236.5	270.6	98.8	138.7	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	65.2	–	–	–	–	34.0	231.1	62.4	–	(293.5)	–

Total assets	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,210.5	(2,980.5)	70,508.5

Liabilities
Accounts payable and accrued liabilities	222.7	531.7	324.7	62.9	188.3	285.7	39.2	130.2	1,785.4	75.4	2,734.1	219.2	4,814.1
Short sale and derivative obligations	–	61.6	53.3	1.8	15.1	2.6	0.5	10.5	145.4	4.8	55.4	0.3	205.9
Due to affiliates	1.1	2.3	1.5	1.7	1.0	0.3	0.8	6.0	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(2)	–	–	–	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Insurance contract payables	105.1	528.6	150.5	57.9	524.8	796.6	89.7	478.7	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(3)	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(3)	779.2	1,338.1	876.0	276.6	969.5	2,139.2	206.5	732.8	7,317.9	–	–	(95.5)	7,222.4
Deferred income taxes	–	–	–	–	23.3	53.1	44.4	12.5	133.3	–	178.9	(312.2)	–
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	3,085.0	8,710.8	4,995.4	1,527.7	6,329.2	11,499.3	805.1	3,442.5	40,395.0	4,530.2	5,181.9	2,494.2	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,569.3	4,778.2	1,807.9	977.1	1,777.6	4,100.4	1,362.5	1,074.9	17,447.9	1,842.4	3,869.3	(8,781.5)	14,378.1
Non-controlling interests	0.1	–	–	–	–	(3.7)	63.9	2.7	63.0	–	159.3	3,306.8	3,529.1

Total equity	1,569.4	4,778.2	1,807.9	977.1	1,777.6	4,096.7	1,426.4	1,077.6	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,210.5	(2,980.5)	70,508.5

Capital
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6
Investments in Fairfax affiliates	66.4	627.0	293.7	106.5	133.6	301.9	32.3	130.6	1,692.0	530.6	–	(2,222.6)	–
Shareholders' equity attributable to shareholders of Fairfax	1,502.9	4,151.2	1,514.2	870.6	1,446.6	2,538.5	1,330.2	944.9	14,299.1	1,311.8	2,044.1	(3,276.9)	14,378.1
Non-controlling interests	0.1	–	–	–	197.4	1,256.3	63.9	2.1	1,519.8	–	1,984.5	24.8	3,529.1

Total capital	1,569.4	4,868.2	1,849.3	1,015.4	2,098.4	4,645.8	1,426.4	1,077.6	18,550.5	1,842.4	6,097.0	(1,350.1)	25,139.8

% of consolidated total capital	6.2%	19.4%	7.4%	4.0%	8.3%	18.5%	5.7%	4.3%	73.8%	7.3%	24.3%	(5.4)%	100.0%

(1)
Includes investments in non-insurance affiliates.

(2)
The effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.5 were adjusted in the Run-off reporting segment. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Included in Insurance contract liabilities on the consolidated balance sheet at December 31, 2019.

Segmented Balance Sheet as at December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Consolidated
Assets
Holding company cash and investments	120.2	553.6	9.9	9.8	–	–	497.1	–	1,190.6	–	–	366.6	1,557.2
Insurance contract receivables	334.6	1,253.1	302.7	247.0	853.0	1,420.9	78.3	565.9	5,055.5	160.1	–	(104.9)	5,110.7
Portfolio investments(1)	2,700.6	8,168.8	3,989.1	1,697.4	3,898.4	7,922.6	658.7	2,159.6	31,195.2	3,822.6	4,216.0	(1,800.9)	37,432.9
Deferred premium acquisition costs	118.0	264.0	131.0	12.1	215.2	253.2	18.5	130.4	1,142.4	3.5	–	(18.6)	1,127.3
Recoverable from reinsurers	396.8	1,208.1	987.4	46.6	1,743.1	3,108.7	314.9	1,230.3	9,035.9	634.5	–	(1,269.5)	8,400.9
Deferred income taxes	95.3	222.1	165.5	49.1	–	–	–	53.0	585.0	11.0	–	(98.1)	497.9
Goodwill and intangible assets	164.4	177.4	294.2	424.8	715.4	1,647.9	182.4	46.2	3,652.7	35.9	1,984.9	3.4	5,676.9
Due from affiliates	191.6	5.6	3.1	–	0.2	0.2	–	11.7	212.4	438.2	1.0	(651.6)	–
Other assets	84.2	93.2	264.3	56.2	118.1	177.2	63.5	124.0	980.7	108.1	3,222.8	256.7	4,568.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	32.3	234.4	315.2	–	(549.6)	–

Total assets	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Liabilities
Accounts payable and accrued liabilities	137.0	362.7	230.0	48.4	131.0	145.8	30.8	137.2	1,222.9	75.7	1,516.6	204.8	3,020.0
Short sale and derivative obligations	24.4	30.2	36.3	16.5	14.1	1.5	–	7.5	130.5	12.4	–	6.6	149.5
Due to affiliates	1.1	9.4	1.5	3.6	1.0	307.8	1.3	16.9	342.6	–	85.7	(428.3)	–
Insurance contract payables	90.9	519.2	123.5	64.8	361.7	404.1	91.6	426.0	2,081.8	45.0	–	(123.7)	2,003.1
Provision for losses and loss adjustment expenses(2)	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	–	(1,184.2)	29,081.7
Provision for unearned premiums(2)	632.3	1,077.2	732.2	290.7	925.6	1,807.7	183.1	689.6	6,338.4	16.9	–	(83.1)	6,272.2
Deferred income taxes	–	–	–	–	13.9	40.6	6.2	7.8	68.5	–	140.1	(208.6)	–
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4

Total liabilities	2,706.0	7,887.7	4,617.9	1,612.8	5,947.6	10,911.7	692.4	3,285.9	37,662.0	3,934.3	3,361.2	2,049.4	47,006.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,617.1	1,062.4	1,064.8	15,559.6	1,594.8	5,932.0	(9,971.6)	13,114.8
Non-controlling interests	–	–	–	–	–	1.9	58.6	2.7	63.2	–	131.5	4,055.7	4,250.4

Total equity	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,619.0	1,121.0	1,067.5	15,622.8	1,594.8	6,063.5	(5,915.9)	17,365.2

Total liabilities and total equity	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Capital
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4
Investments in Fairfax affiliates	62.0	827.5	302.6	109.6	201.3	320.9	25.9	159.7	2,009.5	672.2	–	(2,681.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,437.7	3,362.6	1,296.9	820.6	1,212.6	2,101.5	1,036.5	907.8	12,176.2	922.6	3,250.2	(3,234.2)	13,114.8
Non-controlling interests	–	–	–	–	181.9	1,196.6	58.6	–	1,437.1	–	2,813.3	–	4,250.4

Total capital	1,499.7	4,280.0	1,640.9	968.4	1,779.8	4,169.7	1,121.0	1,159.0	16,618.5	1,594.8	7,682.3	(2,050.0)	23,845.6

% of consolidated total capital	6.3%	17.9%	6.9%	4.1%	7.5%	17.5%	4.7%	4.9%	69.8%	6.7%	32.2%	(8.7)%	100.0%

(1)
Includes investments in non-insurance affiliates.

(2)
Included in Insurance contract liabilities on the consolidated balance sheet at December 31, 2018.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities on the company's consolidated balance sheet at December 31, 2019 compared to December 31, 2018 were primarily affected by the classification of European Run-off as held for sale, the acquisition of AGT on April 17, 2019, the deconsolidation of Grivalia Properties on May 17, 2019 upon its merger into Eurobank, the adoption of IFRS 16 Leases on January 1, 2019, as described in note 23 (Acquisitions and Divestitures) and note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019, and unrealized appreciation of common stocks and preferred stocks as described below.

Holding company cash and investments decreased to $1,098.9 ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019 from $1,557.2 at December 31, 2018 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations). Significant cash movements at the holding company in 2019 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $324.3 to $5,435.0 at December 31, 2019 from $5,110.7 at December 31, 2018 primarily reflecting increased business volume at Odyssey Group, Brit, Allied World and Northbridge, partially offset by the reclassification of insurance contract receivables at European Run-off to assets held for sale.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $38,111.6 at December 31, 2019 ($37,906.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2018 of $37,432.9 ($37,290.0 net of subsidiary short sale and derivative obligations). The increase of $616.0 principally reflected net unrealized appreciation of common and preferred stocks, the merger of Grivalia Properties into Eurobank, the spin-off distribution by IIFL Holdings and the receipt of cash and investments in connection with the first quarter 2019 reinsurance transaction, partially offset by the reclassification of portfolio investments at European Run-off to assets held for sale, Thomas Cook India's non-cash spin-off of its Quess shares to its minority shareholders and the related non-cash impairment loss fully attributed to non-controlling interests, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,288.5, primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipts of dividends and distributions from investments in associates, partially offset by the reclassification of cash and short-term investments at European Run-off to assets held for sale, reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

Bonds (including bonds pledged for short sale and derivative obligations) decreased by $4,133.5, primarily reflecting sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds, the reclassification of bonds at European Run-off to assets held for sale and the settlement of bonds issued by EXCO Resources Inc. ("EXCO") and Sanmar, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

Preferred stocks increased by $318.1 primarily reflecting unrealized appreciation of compulsory convertible preferred shares of Digit.

Common stocks increased by $1,053.5 primarily reflecting net unrealized appreciation, the merger of Grivalia Properties into Eurobank and the spin-off distribution by IIFL holdings, partially offset by the reclassification of common stocks at European Run-off to assets held for sale.

Investments in associates decreased by $43.0 primarily reflecting the reclassification of investments in associates at European Run-off to assets held for sale, Thomas Cook India's non-cash spin-off of its Quess shares to its minority shareholders, the spin-off distribution by IIFL Holdings, the deconsolidation of Grivalia Properties' equity accounted associates ($68.5) and distributions and dividends, partially offset by additional investments in Seaspan ($362.7), Sanmar ($198.0, by Fairfax India) and CSB Bank ($81.0, by Fairfax India), investments in EXCO ($228.7) and Seven Islands ($83.8, by Fairfax India), share of profit of associates ($169.6 inclusive of the $190.6 non-cash impairment loss on the spin-off of Quess that was fully attributed to non-controlling interests) and the consolidation of CIG's equity accounted associates ($42.8, by Fairfax Africa).

Derivatives and other invested assets net of short sale and derivative obligations increased by $132.4 primarily reflecting investments in North American investment property, net unrealized gains on equity warrants and lower net payables to counterparties to U.S. treasury bond forward contracts, partially offset by higher net payables to counterparties to total return swaps and other derivatives (reflecting the consolidation of AGT).

Recoverable from reinsurers increased by $754.9 to $9,155.8 at December 31, 2019 from $8,400.9 at December 31, 2018 primarily reflecting increases at Allied World (principally due to higher business volume and increased use of reinsurance) and Fairfax Latam (principally reflecting losses ceded to reinsurers related to the Chilean Riots), partially offset by the reclassification of reinsurance recoverables at European Run-off to assets held for sale.

Deferred income taxes decreased by $122.0 to $375.9 at December 31, 2019 from $497.9 at December 31, 2018 primarily due to decreases in temporary differences in the U.S. and at Allied World, the recognition of deferred tax liabilities on the spin-off distribution by IIFL Holdings, Thomas Cook India's spin-off of Quess, unrealized appreciation of compulsory convertible preferred shares of Digit, and the consolidation of the deferred tax liabilities of AGT, partially offset by the recognition of previously unrecorded U.S. foreign tax credit carryforwards.

Goodwill and intangible assets increased by $517.2 to $6,194.1 at December 31, 2019 from $5,676.9 at December 31, 2018 primarily due to the acquisition of AGT, the consolidation of Ambridge Partners by Brit, incremental acquisitions by Boat Rocker, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of finite-lived intangible assets.

The acquisition of AGT, and the allocation by operating segment at December 31, 2019 of goodwill of $2,997.3 and intangible assets of $3,196.8 (December 31, 2018 – $2,702.7 and $2,974.2), are described in note 23 (Acquisitions and Divestitures) and note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2019. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2019 and it was concluded that no significant impairments had occurred.

Other assets increased by $1,439.0 to $6,007.3 at December 31, 2019 from $4,568.3 at December 31, 2018 primarily due to the recognition of right-of-use assets and finance lease receivables on adoption of IFRS 16 at January 1, 2019 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties and the reclassification of other assets at European Run-off to assets held for sale.

Accounts payable and accrued liabilities increased by $1,794.1 to $4,814.1 at December 31, 2019 from $3,020.0 at December 31, 2018 primarily due to the recognition of lease liabilities on adoption of IFRS 16 at January 1, 2019 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties and the reclassification of accounts payable and accrued liabilities at European Run-off to liabilities associated with assets held for sale.

Insurance contract payables increased by $587.9 to $2,591.0 at December 31, 2019 from $2,003.1 at December 31, 2018 primarily reflecting increased payables to reinsurers for premiums ceded at Allied World and Brit.

Provision for losses and loss adjustment expenses decreased by $581.5 to $28,500.2 at December 31, 2019 from $29,081.7 at December 31, 2018 primarily reflecting the reclassification of provision for losses and loss adjustment expenses at European Run-off to liabilities associated with assets held for sale and net favourable prior year reserve development (principally at Odyssey Group, Zenith National, Northbridge and Brit), partially offset by increased business volume (principally at Odyssey Group, Crum & Forster and Northbridge) and strengthening of the Canadian dollar relative to the U.S. dollar (principally at Northbridge).

Non-controlling interests decreased by $721.3 to $3,529.1 at December 31, 2019 from $4,250.4 at December 31, 2018 primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($175.8), other net changes in capitalization ($131.7), and non-controlling interests' share of net loss ($32.9), partially offset by the consolidation of AGT and CIG. For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Comparison of 2018 to 2017 – Total assets increased to $64,372.1 at December 31, 2018 from $64,090.1 at December 31, 2017 primarily reflecting the acquisitions Toys "R" Us Canada and Dexterra, partially offset by the deconsolidation of Quess pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance and reinsurance operations and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off(1)	Corporate and Other	Consolidated
Property	332.8	1,772.2	157.7	18.2	716.8	1,170.0	104.6	1,079.1	5,351.4	107.1	–	5,458.5
Casualty	1,571.4	3,887.4	3,248.2	1,063.4	2,809.8	6,172.1	170.8	574.8	19,497.9	1,606.7	–	21,104.6
Specialty	62.8	353.0	91.8	6.9	709.3	297.1	147.1	266.2	1,934.2	2.9	–	1,937.1

	1,967.0	6,012.6	3,497.7	1,088.5	4,235.9	7,639.2	422.5	1,920.1	26,783.5	1,716.7	–	28,500.2
Intercompany	9.9	145.9	50.3	–	50.5	33.5	1.5	151.7	443.3	515.5	(958.8)	–

Provision for losses and LAE	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	(958.8)	28,500.2

(1)
Excludes European Run-off's gross provision for losses and loss adjustment expenses that are included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	297.0	1,585.5	137.4	19.6	844.5	1,270.1	105.3	732.4	4,991.8	119.6	–	5,111.4
Casualty	1,467.6	3,746.4	3,117.0	1,123.6	2,643.2	6,021.1	165.2	737.9	19,022.0	2,775.7	–	21,797.7
Specialty	52.3	322.5	110.7	7.4	777.3	348.4	107.4	333.0	2,059.0	113.6	–	2,172.6

	1,816.9	5,654.4	3,365.1	1,150.6	4,265.0	7,639.6	377.9	1,803.3	26,072.8	3,008.9	–	29,081.7
Intercompany	3.4	144.7	87.9	–	51.3	13.9	1.5	106.1	408.8	775.4	(1,184.2)	–

Provision for losses and LAE	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	(1,184.2)	29,081.7

In the ordinary course of carrying on business, the company's insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company's subsidiaries at December 31, 2019 of $5.8 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2019, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary's obligations).

Claims provisions are established by the company's primary insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line "Provision for claims of companies acquired during the year at December 31", whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31 were comprised as shown in the following table:

Insurance and Reinsurance	2019	2018
	Favourable/(Unfavourable)
Northbridge	67.1	106.7
Odyssey Group	229.6	345.7
Crum & Forster	6.2	3.9
Zenith National	82.1	85.3
Brit	46.5	99.3
Allied World	(32.0)	96.6
Fairfax Asia	28.3	24.4
Other(1)	51.8	26.9

Operating companies	479.6	788.8
Run-off	(150.5)	(208.4)

Net favourable development	329.1	580.4

(1)
Excludes net favourable development of companies acquired during the year: Fairfax Ukraine ($0.2) in 2019 and SouthBridge Uruguay ($0.2) in 2018.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2019	2018	2017	2016	2015
Provision for claims at January 1 – net	22,614.6	22,412.4	16,289.4	16,596.3	14,378.2
Foreign exchange effect	69.7	(444.6)	463.3	(103.7)	(559.3)
Losses on claims for claims occurring:
In the current year	8,982.3	8,505.4	6,192.9	5,286.9	4,307.0
In the prior years – net favourable development	(329.1)	(580.4)	(454.6)	(573.7)	(467.5)
Paid on claims during the year related to:
The current year	(2,293.8)	(2,034.8)	(1,691.3)	(1,304.5)	(1,055.3)
The prior years	(5,927.8)	(5,777.2)	(3,876.8)	(3,695.2)	(2,688.4)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	32.7	533.8	5,725.0	83.3	2,681.6
Divestiture of subsidiary	–	–	(235.5)	–	–
Liabilities associated with assets held for sale(1)	(1,590.2)	–	–	–	–

Provision for claims at December 31 before the undernoted	21,558.4	22,614.6	22,412.4	16,289.4	16,596.3
CTR Life(2)	7.0	8.0	8.7	12.8	14.2

Provision for claims at December 31 – net	21,565.4	22,622.6	22,421.1	16,302.2	16,610.5
Reinsurers' share of provision for claims at December 31	6,934.8	6,459.1	6,189.7	3,179.6	3,205.9

Provision for claims at December 31 – gross	28,500.2	29,081.7	28,610.8	19,481.8	19,816.4

(1)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims in 2019 primarily reflected the strengthening of the Canadian dollar and the British pound relative to the U.S. dollar (principally at Northbridge, Odyssey Group and Brit). The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2019 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Latent Hazards

  General Discussion

The company's insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures").

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. These claims differ from most other types of claims because legal precedent is inadequate to determine what coverage obligations attach and which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial rulings and legislation that have undermined the clear and express intent of the insurer and policyholder and expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry is engaged in extensive litigation over these coverage and liability issues and thus confronts continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and bodily injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. The potential exposure associated with sexual molestation claims has increased based on several developments including heightened awareness and investigation into past abuse, high profile claims and, most significantly, efforts by legislative bodies to abolish or revise statute of limitations to support alleged victims seeking redress through litigation. Methyl tertiary butyl ether ("MTBE") contamination of underground water supplies was a significant potential health hazard, and while the company has resolved most of its potential MTBE exposures, some exposure lingers. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. Although still a risk due to occasional unfavourable court decisions, lead pigment bodily injury litigation has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to monitor an emerging body of claims by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such claims have alleged the talc in these products caused ovarian cancer; other claims assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour, as there have been several defense verdicts, the most significant plaintiff trial verdicts have been appealed, and those appeals that have concluded have been largely favorable to the defendants. Whether other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims. With unimpaired and non-malignant claims brought much less frequently and in few jurisdictions, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits. Furthermore, plaintiffs' firms in the asbestos litigation continue to push for an increase in the settlement values of asbestos cases involving malignancies. This is a trend the insurance industry continues to resist. Defense costs continue to be a significant driver of the liability as well as the malignancy cases often are more heavily litigated and because the asbestos litigation process and practices in the U.S. continue to be inefficient, in particular with respect to the continued over-naming of defendants in the litigation. Another battleground for the industry. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs often also seek to recover from the trusts established in prior bankruptcies of asbestos defendants based on alleged exposures not identified in the tort system, resulting in a disproportionate shift in financial responsibility from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, during 2019 the company strengthened asbestos reserves by $135.4, or 11.1% (2018 – $138.6 or 10.7%) of the provision for asbestos claims and ALAE at January 1, 2019.

In October 2019, A.M. Best Company issued its Market Segment Report for Asbestos and Environmental where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos losses have not slowed down since A.M. Best boosted its estimate to this level in its 2016 report which cited "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company continues to see in the Run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The Run-off portfolio is exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. As each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice". In conjunction with the exposure based analysis, the company also uses aggregate industry methods when setting its overall asbestos reserves.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2019		2018
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,217.9	995.3	1,292.1	1,033.3
Asbestos losses and ALAE incurred during the year	135.4	114.8	138.6	114.3
Asbestos losses and ALAE paid during the year	(164.0)	(138.4)	(233.2)	(170.1)
Provisions for asbestos losses and ALAE for acquisitions at December 31(1)	–	–	20.4	17.8
Liabilities associated with assets held for sale(2)	(114.7)	(111.2)	–	–

Provision for asbestos claims and ALAE at December 31	1,074.6	860.5	1,217.9	995.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions as described in the Run-off section of this MD&A.

(2)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

  Summary

Management believes that the asbestos reserves reported at December 31, 2019 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are monitored by management and regularly reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the recoverable from reinsurance balances rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $9,155.8 on the consolidated balance sheet at December 31, 2019 consisted of future recoverable amounts from reinsurers on unpaid claims ($6,956.7), reinsurance receivable on paid losses ($776.9) and the unearned portion of premiums ceded to reinsurers ($1,583.7), net of provision for uncollectible balances ($161.5). Recoverables from reinsurers on unpaid claims increased by $474.4 to $6,956.7 at December 31, 2019 from $6,482.3 at December 31, 2018, primarily reflecting an increase at Allied World (due to higher business volumes and increased use of reinsurance) and Fairfax Latam (reflecting losses ceded to reinsurers related to the Chilean Riots), partially offset by the reclassification of reinsurance recoverables at European Run-off to assets held for sale as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2019, which represented 83.1% (December 31, 2018 – 83.1%) of gross recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,320.8	1,127.7
Swiss Re	Swiss Reinsurance America Corporation	A+	968.0	959.2
AIG	New Hampshire Insurance Company	A	929.1	915.4
Lloyd's	Lloyd's	A	590.2	587.3
Everest	Everest Reinsurance (Bermuda), Ltd	A+	458.7	375.4
Markel	Markel Global Reinsurance Company	A	404.0	239.2
HDI	Hannover Rück SE	A+	333.2	324.9
Axis	Axis Reinsurance Company	A+	326.6	316.7
Berkshire Hathaway	General Reinsurance Corporation	A++	240.5	239.9
RenaissanceRe	Renaissance Reinsurance U.S. Inc	A+	234.8	205.1
EXOR	Partner Reinsurance Company of the U.S.	A+	204.2	198.0
Risk Management Agency	Federal Crop Insurance Corporation	NR	178.3	178.3
Alleghany	Transatlantic Reinsurance Company	A+	175.7	173.4
SCOR	SCOR Reinsurance Company	A+	165.4	164.3
Liberty Mutual	Liberty Mutual Insurance Company	A	164.6	164.3
AXA	XL Reinsurance America Inc	A+	145.6	137.1
Arch Capital	Arch Reinsurance Company	A+	138.3	133.9
Sompo Holdings	Endurance Assurance Corporation	A+	132.9	131.4
WR Berkley	Berkley Insurance Company	A+	121.5	118.7
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	99.5	99.5
Aspen	Aspen Insurance UK Limited	A	95.0	95.0
IRB	IRB – Brasil Resseguros S.A.	A	82.9	79.1
DARAG Group	DARAG Guernsey Limited	NR	80.2	–
QBE	QBE Reinsurance Corporation	A	76.1	75.4
Tokio Marine	Safety National Casualty Corporation	A+	73.1	72.4

Top 25 reinsurance groups			7,739.2	7,111.6
Other reinsurers			1,578.1	1,175.5

Gross recoverable from reinsurers			9,317.3	8,287.1
Provision for uncollectible reinsurance			(161.5)	(161.5)

Recoverable from reinsurers			9,155.8	8,125.6

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $9,155.8 at December 31, 2019 separately for the insurance and reinsurance and run-off operations, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2019 approximately 5.3% of recoverable from reinsurers related to Run-off operations compared to 7.2% at December 31, 2018, with the decrease primarily reflecting the classification of European Run-off as held for sale at December 31, 2019.

	Insurance and Reinsurance			Run-off(1)			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	292.6	28.5	264.1	64.5	0.3	64.2	357.1	28.8	328.3
A+	4,785.8	342.4	4,443.4	220.1	9.5	210.6	5,005.9	351.9	4,654.0
A	2,449.8	96.3	2,353.5	117.9	9.7	108.2	2,567.7	106.0	2,461.7
A-	213.8	8.9	204.9	3.9	0.8	3.1	217.7	9.7	208.0
B++	17.0	0.3	16.7	1.1	0.9	0.2	18.1	1.2	16.9
B+	1.6	0.4	1.2	2.3	–	2.3	3.9	0.4	3.5
B or lower	11.0	1.4	9.6	–	–	–	11.0	1.4	9.6
Not rated	741.8	471.0	270.8	199.3	53.3	146.0	941.1	524.3	416.8
Pools and associations	188.8	6.5	182.3	6.0	–	6.0	194.8	6.5	188.3

	8,702.2	955.7	7,746.5	615.1	74.5	540.6	9,317.3	1,030.2	8,287.1
Provision for uncollectible reinsurance	(28.1)		(28.1)	(133.4)		(133.4)	(161.5)		(161.5)

Recoverable from reinsurers	8,674.1		7,718.4	481.7		407.2	9,155.8		8,125.6

(1)
Excludes European Run-off's gross recoverable from reinsurers of $260.0 (of which security is held for $26.5) that is included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,030.2 at December 31, 2019 as follows:

  •
  for reinsurers rated A – or better, security of $496.4 against outstanding reinsurance recoverables of $8,148.4;

  •
  for reinsurers rated B++ or lower, security of $3.0 against outstanding reinsurance recoverables of $33.0;

  •
  for unrated reinsurers, security of $524.3 against outstanding reinsurance recoverables of $941.1; and

  •
  for pools and associations, security of $6.5 against outstanding reinsurance recoverables of $194.8.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $161.5 at December 31, 2019 related to net unsecured reinsurance recoverable of $446.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers, and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2019.

The company's reinsurance security staff, with their expertise in analyzing and managing credit risk, are responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring the reinsurance recoverable by reinsurer, by operating company and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $323.4 (2018 – $398.2). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $652.3 (2018 – $567.4); losses on claims ceded to reinsurers of $3,069.6 (2018 – $2,774.4); and provision for uncollectible reinsurance of $17.2 (2018 – $8.2).

Year ended December 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	170.6	385.4	490.2	11.7	607.8	1,194.1	203.2	544.2	3,607.2	76.1	(302.0)	3,381.3
Pre-tax benefit (cost) of ceded reinsurance	(21.3)	57.6	41.5	(12.5)	(156.6)	(81.2)	(35.0)	306.6	99.1	177.2	47.1	323.4
(1)
Allied World includes reinsurers' share of premiums earned of $90.1 and pre-tax cost of ceded reinsurance of $24.7 related to the Allied World loss portfolio transfer as described in the Allied World section of this MD&A.

Year ended December 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit(1)	Allied World	Fairfax Asia	Other(2)	Operating companies	Run-off	Inter- company(1)(2)	Consolidated
Reinsurers' share of premiums earned	143.9	387.9	383.0	11.1	724.9	922.4	180.1	642.3	3,395.6	5.4	(465.6)	2,935.4
Pre-tax benefit (cost) of ceded reinsurance	(38.7)	234.2	86.4	(8.8)	43.7	7.8	(13.1)	96.3	407.8	26.3	(35.9)	398.2
(1)
Brit includes reinsurers' share of premiums earned of $174.4 and pre-tax cost of ceded reinsurance of $4.0 related to the intercompany Brit reinsurance transaction with Run-off as described in the Brit section of this MD&A.

(2)
Other includes reinsurers' share of premiums earned of $79.3 and pre-tax benefit of ceded reinsurance of $2.4 related to the intercompany Advent reinsurance transaction with Run-off as described in the Run-off section of this MD&A.

Reinsurers' share of premiums earned increased to $3,381.3 in 2019 from $2,935.4 in 2018, primarily reflecting increases at Crum & Forster (due to higher business volumes), Brit (excluding the intercompany Brit reinsurance transaction, increased due to greater use of third party reinsurance) and Allied World (due to higher business volumes and cession rates, and premiums ceded in the Allied World loss portfolio transfer).

Commissions earned on reinsurers' share of premiums earned increased to $652.3 in 2019 from $567.4 in 2018, primarily due to increases at Allied World (commensurate with the increase in reinsurers' share of premiums earned) and Odyssey Group (reflecting higher commission income in its U.S. crop and financial products lines of business).

Reinsurers' share of losses on claims increased to $3,069.6 in 2019 from $2,774.4 in 2018, primarily reflecting increases at Fairfax Latam (reflecting losses ceded to reinsurers related to the Chilean Riots), Allied World (reflecting adverse prior year development on ceded reserves in 2019 compared to favourable prior year development in 2018, higher business volumes and cession rates and the impact of the Allied World loss portfolio transfer in 2019) and European Run-off (reflecting reinsurers' share of the losses assumed pursuant to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A). This was partially offset by a decrease in reinsurers' share of losses on claims at Brit (reflecting favourable prior year development on ceded reserves in 2019 compared to adverse prior year development in 2018) and lower current period catastrophe losses ceded to reinsurers at Odyssey Group, Allied World and Brit. The company recorded net provisions for uncollectible reinsurance of $17.2 in 2019 (2018 – $8.2).

The use of reinsurance in 2019 decreased cash provided by operating activities by approximately $626 (2018 – $455) primarily reflecting the timing of premiums paid to reinsurers in each of 2019 and 2018 which was earlier than the collection of reinsurance on claims paid.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, its insurance and reinsurance operations and run-off companies, and Fairfax India and Fairfax Africa. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management, insurance and reinsurance operations and run-off companies, and Fairfax India and Fairfax Africa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $175.6 at December 31, 2019 (December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements.

(6)
Increase primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off's portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Investments per share increased by $27.74 to $1,453.71 at December 31, 2019 from $1,425.97 at December 31, 2018 primarily reflecting the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A and the impact of the company's net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids). The company's common shares effectively outstanding decreased to 26,831,069 at December 31, 2019 from 27,237,947 at December 31, 2018. Since 1985, investments per share has compounded at a rate of 18.3% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance and reinsurance operations and run-off companies. Interest and dividends on holding company cash and investments was $29.3 in 2019 (2018 – $30.0) prior to giving effect to total return swap income of $3.6 (2018 – $7.8). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company's Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Based on the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off's portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of 2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018.

The company's pre-tax interest and dividends yield increased from 2.01% in 2018 to 2.19% in 2019 and the company's after-tax interest and dividends yield increased from 1.47% in 2018 to 1.61% in 2019. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $11.1 (2018 – $6.1) and total return swap income of $9.3 (2018 – $17.9), interest and dividends in 2019 of $859.8 (2018 – $759.5) produced a pre-tax yield of 2.14% (2018 – 1.95%), with the year-over-year increase primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

Total return swap income decreased to $9.3 in 2019 from $17.9 in 2018 primarily reflecting decreased dividend income earned on long equity total return swaps.

    Share of Profit of Associates

Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the non-cash spin-off of its Quess shares to its minority shareholders that was fully attributable to non-controlling interests, share of losses of Atlas Mara and Resolute (compared to share of profits in 2018), decreased share of profit of KWF LPs and increased share of loss of APR Energy, partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, share of a significant gain at Seaspan, share of profit of AFGRI (compared to share of loss in 2018) and decreased non-cash impairment loss related to Thai Re of $7.5 in 2019 (2018 – $46.5).

Share of profit of associates by reporting segment in 2019 and 2018 were comprised as shown in the following tables:

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	154.8	154.8
Gulf Insurance	–	–	–	–	–	–	–	–	–	–	–	15.4	15.4
Digit	–	–	–	–	–	–	(7.6)	–	(7.6)	–	–	–	(7.6)
Thai Re	–	(1.9)	(0.9)	(2.7)	–	–	–	–	(5.5)	(10.2)	–	0.7	(15.0)
Other	–	1.0	–	–	0.3	–	5.4	–	6.7	–	–	(7.8)	(1.1)

	–	(0.9)	(0.9)	(2.7)	0.3	–	(2.2)	–	(6.4)	(10.2)	–	163.1	146.5

Non-insurance:
IIFL Finance(1)	3.2	0.7	27.4	–	2.7	4.6	2.1	1.1	41.8	7.4	148.6	1.1	198.9
Seaspan(2)	–	15.1	9.4	1.0	7.6	22.4	–	5.2	60.7	11.4	–	11.7	83.8
KWF LPs(3)	(3.1)	56.3	0.1	–	(0.3)	–	–	–	53.0	(3.2)	–	–	49.8
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
EXCO	6.4	6.9	0.8	0.6	2.6	–	–	2.2	19.5	1.7	–	0.4	21.6
AFGRI	–	–	–	–	–	–	–	–	–	–	19.5	–	19.5
Resolute	(0.5)	–	(0.8)	(1.3)	(0.6)	(0.4)	–	(0.3)	(3.9)	(1.0)	–	–	(4.9)
Astarta	–	(5.0)	(3.5)	(2.1)	(3.9)	–	–	(2.0)	(16.5)	(1.8)	–	(0.8)	(19.1)
Farmers Edge	(5.4)	(2.6)	(4.3)	(4.6)	(2.3)	(5.7)	–	(15.0)	(39.9)	–	–	–	(39.9)
Atlas Mara	–	–	–	–	–	–	–	–	–	–	(54.0)	–	(54.0)
APR Energy	–	(13.9)	(8.6)	(5.6)	(7.5)	(8.2)	–	(5.0)	(48.8)	(7.9)	–	(0.3)	(57.0)
Quess(4)	–	–	–	–	–	–	–	–	–	–	(183.2)	–	(183.2)
Other	0.5	(1.5)	(0.5)	(1.7)	(1.0)	0.6	–	0.1	(3.5)	(2.7)	(6.9)	(10.1)	(23.2)

	1.1	56.0	20.0	(13.7)	(2.7)	13.3	2.1	(13.7)	62.4	3.9	(45.2)	2.0	23.1

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	169.6

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	18.1	18.1
Gulf Insurance	–	–	–	–	–	–	–	–	–	–	–	7.3	7.3
Digit	–	–	–	–	–	–	(6.8)	–	(6.8)	–	–	–	(6.8)
Thai Re	–	(9.1)	(14.8)	(5.5)	–	–	–	–	(29.4)	(21.7)	–	(1.3)	(52.4)
Other	–	0.2	–	–	6.5	–	1.1	–	7.8	–	–	(3.7)	4.1

	–	(8.9)	(14.8)	(5.5)	6.5	–	(5.7)	–	(28.4)	(21.7)	–	20.4	(29.7)

Non-insurance:
IIFL Finance	0.7	0.1	6.3	–	1.8	1.1	0.5	0.2	10.7	0.7	33.7	0.2	45.3
Seaspan	–	–	–	–	–	–	–	8.8	8.8	–	–	–	8.8
KWF LPs	0.7	86.9	10.9	–	–	–	–	3.3	101.8	16.8	–	–	118.6
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	51.1	–	51.1
EXCO	–	–	–	–	–	–	–	–	–	–	–	–	–
AFGRI	–	–	–	–	–	–	–	–	–	–	(13.2)	–	(13.2)
Resolute	7.5	–	11.8	20.3	8.7	5.8	–	4.8	58.9	15.5	–	–	74.4
Astarta	–	(3.8)	(3.2)	(2.1)	(4.7)	–	–	(1.1)	(14.9)	(0.7)	–	(0.7)	(16.3)
Farmers Edge	(6.0)	(5.4)	(4.8)	(5.1)	(2.6)	(6.4)	–	(2.4)	(32.7)	–	–	–	(32.7)
Atlas Mara	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
APR Energy	–	(2.6)	(1.6)	(1.0)	(1.1)	(1.5)	–	(0.8)	(8.6)	(1.4)	–	(0.3)	(10.3)
Quess	–	–	–	–	–	–	–	–	–	–	8.4	–	8.4
Other	3.4	(0.5)	(0.5)	(2.2)	(3.3)	(2.8)	0.1	3.9	(1.9)	(8.4)	(1.4)	(2.4)	(14.1)

	6.3	74.7	18.9	9.9	(1.2)	(3.8)	0.6	16.7	122.1	22.5	109.4	(3.2)	250.8

Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	221.1

See note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2019 for details of transactions described below:

(1)
During 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities.

(2)
During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(3)
During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated.

(4)
Prior to the non-cash spin-off of its Quess shares as a return of capital, Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6 that was fully attributed to non-controlling interests in 2019.

    Net Gains (Losses) on Investments

Net gains on investments of $1,716.2 in 2019 (2018 – $252.9) was comprised as shown in the following table:

	2019			2018
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	545.4	370.5	915.9	195.2	(581.4)	(386.2)
Preferred stocks – convertible	–	0.9	0.9	5.1	(2.2)	2.9
Bonds – convertible	(4.4)	5.8	1.4	20.2	(191.5)	(171.3)
Gain on disposition of associates(2)	0.7	–	0.7	138.9	–	138.9
Gain on deconsolidation of non- insurance subsidiary(3)(4)	171.3	–	171.3	889.9	–	889.9
Other equity derivatives(5)(6)(7)	79.1	110.7	189.8	76.8	(119.1)	(42.3)

Long equity exposures	792.1	487.9	1,280.0	1,326.1	(894.2)	431.9
Short equity exposures(6)	(20.7)	(37.1)	(57.8)	(248.0)	209.8	(38.2)

Net equity exposure and financial effects	771.4	450.8	1,222.2	1,078.1	(684.4)	393.7
Bonds(8)(9)	(55.2)	252.3	197.1	106.0	(144.4)	(38.4)
Preferred stocks(10)	(23.4)	396.4	373.0	(27.0)	(8.5)	(35.5)
CPI-linked derivatives	(14.1)	1.8	(12.3)	–	(6.7)	(6.7)
U.S. treasury bond forward contracts	(119.3)	32.6	(86.7)	49.6	(2.9)	46.7
Other derivatives	22.7	(111.3)	(88.6)	0.1	19.8	19.9
Foreign currency	(3.4)	(60.3)	(63.7)	(33.0)	(98.8)	(131.8)
Gain on disposition of insurance and reinsurance associate(11)	10.2	–	10.2	–	–	–
Other	22.9	142.1	165.0	1.1	3.9	5.0

Net gains (losses) on investments	611.8	1,104.4	1,716.2	1,174.9	(922.0)	252.9

Net gains (losses) on bonds is comprised as follows:
Government bonds	21.4	67.4	88.8	(70.8)	29.1	(41.7)
U.S. states and municipalities	52.5	6.9	59.4	212.0	(252.5)	(40.5)
Corporate and other	(129.1)	178.0	48.9	(35.2)	79.0	43.8

	(55.2)	252.3	197.1	106.0	(144.4)	(38.4)

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019 for details of 2019 transactions described below:

(1)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(2)
On October 31, 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn $76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn $22.7) respectively.

(3)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

(4)
On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(6)
Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term investment strategy are presented in net change in unrealized gains (losses).

(7)
Includes the Seaspan equity warrants and equity warrant forward contracts in 2019 and 2018.

(8)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(9)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(10)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

(11)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects:    Net equity exposure and financial effects excludes the company's insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2019 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $1,222.2 (2018 – $393.7). Net gains on long equity exposures of $1,280.0 in 2019 were primarily comprised of net gains on common stocks ($915.9, inclusive of net gains on ICICI Lombard), a net realized gain recorded on Grivalia upon its deconsolidation ($171.3), net gains on equity warrants and call options ($123.9) and net gains on equity warrant forward contracts ($45.4).

The company's short equity exposures produced net losses in 2019 of $57.8 (2018 – $38.2). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years).

Bonds:    Net gains on bonds in 2019 of $197.1 (2018 – net losses on bonds of $38.4) were primarily comprised of net gains on U.S. state and municipal bonds ($59.4), net gains on U.S. treasury bonds ($58.7), net gains on corporate and other bonds ($48.9, inclusive of net losses on EXCO bonds and net gains on Sanmar bonds) and India government bonds ($21.6).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2019 the company recorded net losses of $12.3 (2018 – $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured. Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivatives") to the company's consolidated financial statements for the year ended December 31, 2019 for details.

U.S. treasury bond forward contracts:    To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2019 the company recorded net losses of $86.7 (2018 – net gains of $46.7) on its U.S. treasury bond forward contracts.

Foreign currency:    Net losses on foreign currency in 2019 of $63.7 (2018 – $131.8) primarily reflected foreign currency net losses on investing activities of $68.0 (primarily reflecting the strengthening of the Canadian dollar and British pound relative to the U.S. dollar and the strengthening of the U.S. dollar relative to the Indian rupee), partially offset by foreign currency net gains on underwriting activities of $5.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2019 and 2018 were comprised as follows:

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Long equity exposures(1)	40.6	230.1	78.9	11.7	40.1	104.3	244.9	147.6	898.2	177.9	24.8	179.1	1,280.0
Short equity exposures	–	(19.6)	(28.6)	(0.6)	–	–	–	(3.2)	(52.0)	(5.8)	–	–	(57.8)
Bonds	(44.6)	(5.2)	74.2	24.3	6.4	69.8	5.6	(10.9)	119.6	45.5	50.7	(18.7)	197.1
Preferred Stocks(2)	5.5	3.8	3.2	1.4	1.4	6.4	350.9	0.2	372.8	0.2	–	–	373.0
CPI-linked derivatives	2.0	(0.7)	(0.2)	(1.4)	(0.3)	–	–	(8.9)	(9.5)	(0.6)	–	(2.2)	(12.3)
U.S treasury bond forward contracts	–	(3.5)	(43.4)	(12.1)	–	–	–	–	(59.0)	(27.7)	–	–	(86.7)
Foreign currency	(14.8)	(29.0)	6.8	4.3	2.1	15.8	(10.1)	5.2	(19.7)	(15.5)	(16.3)	(12.2)	(63.7)
Other	11.8	(26.4)	(15.7)	(5.1)	12.4	13.9	41.0	(23.8)	8.1	(5.8)	13.4	70.9	86.6

Net gains (losses) on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	1,716.2

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Long equity exposures(3)	(27.5)	(144.0)	(93.2)	(43.2)	(60.9)	(5.2)	(16.8)	27.5	(363.3)	(83.4)	908.4	(29.8)	431.9
Short equity exposures	0.2	(8.3)	(14.8)	–	–	–	–	(2.0)	(24.9)	(2.5)	–	(10.8)	(38.2)
Bonds	(8.7)	(0.9)	(48.8)	(8.7)	4.7	(25.0)	(10.8)	(6.0)	(104.2)	(15.1)	84.5	(3.6)	(38.4)
Preferred stocks	(14.2)	(5.6)	(7.5)	(2.4)	(1.1)	(11.6)	–	7.8	(34.6)	(0.9)	–	–	(35.5)
CPI-linked derivatives	(2.8)	2.9	(0.3)	(0.4)	1.2	–	–	(1.5)	(0.9)	0.1	–	(5.9)	(6.7)
U.S treasury bond forward contracts	0.5	6.7	28.2	3.3	0.3	–	–	0.2	39.2	7.2	–	0.3	46.7
Foreign currency	(3.3)	35.5	(9.2)	(6.2)	(13.0)	(23.4)	(44.6)	19.4	(44.8)	(12.9)	(90.6)	16.5	(131.8)
Other	0.2	2.3	1.4	–	5.7	(1.7)	0.5	0.4	8.8	(0.1)	(1.9)	18.1	24.9

Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	252.9

(1)
Includes a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years) on the disposition of the company's remaining 9.9% equity interest in ICICI Lombard at Fairfax Asia.

(2)
Includes a net unrealized gain of $350.9 on the company's investments in compulsory convertible preferred shares of Digit at Fairfax Asia.

(3)
Includes a net realized gain of $889.9 related to the deconsolidation of Quess by Thomas Cook India in the Non-insurance companies reporting segment.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2019 includes interest and dividends, net gains (losses) on investments and share of profit of associates, as presented on the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
									Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Consolidated statement of earnings(3)	Other comprehensive income (loss)	Share of profit of associates
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	–	2,705.0	15.1
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	–	2,918.3	15.0
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	–	2,693.7	13.1
2010	22,270.2	711.5	–		–	28.7	–	46.0	786.2	3.5
2011	23,787.5	705.3	–		–	737.7	–	1.8	1,444.8	6.1
2012	25,185.2	409.3	–		–	639.4	–	15.0	1,063.7	4.2
2013	25,454.7	376.9	–		–	(1,579.8)	–	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	–		–	1,682.7	–	105.7	2,192.2	8.6
2015	27,604.4	512.2	–		–	(341.3)	–	172.9	343.8	1.2
2016	28,723.4	555.2	–		–	(1,223.3)	–	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	200.5	2,301.9	6.8
2018	39,048.0	783.5	–		–	221.3	–	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	–		–	1,710.6	–	169.6	2,760.4	6.9

Cumulative from inception		12,668.7	3,887.8			8,680.8		1,053.5	27,554.8	8.0 (7)

(1)
IFRS basis for 2010 to 2019; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the gain of $1,018.6 on the company's sale of First Capital during 2017.

(6)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off's portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Simple average of the total return on average investments for each of the 34 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $13,627.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2019, total return on average investments has averaged 8.0%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2019, 85.3% (December 31, 2018 – 86.9%) of the fixed income portfolio's carrying value was rated investment grade or better, with 47.2% (December 31, 2018 – 63.5%) rated AA or better (primarily consisting of government bonds). Refer to note 24 (Financial Risk Management, under the heading "Investments in Debt Instruments") to the consolidated financial statements for the year ended December 31, 2019 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $243.6 and $463.3 respectively (2018 – $274.3 and $541.1).

The company's exposure to interest rate risk decreased during 2019 reflecting decreased holdings in bonds as a result of net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, respectively, and the settlement of bonds issued by EXCO Resources Inc. and Sanmar Chemicals Group, partially offset by net purchases of high quality U.S. corporate bonds of $1,370.4. To reduce its exposure to interest rate risk (primarily exposure to long-dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. During 2019 the company's equity and equity-related exposure increased, primarily reflecting net unrealized appreciation, the merger of Grivalia Properties into Eurobank and net acquisitions of non-insurance associates and joint ventures, partially offset by the reclassification of common stocks, associates and joint ventures at European Run-off to assets held for sale and Thomas Cook India's non-cash spin-off of its Quess shares as a return of capital to its minority shareholders.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 5% and 10% at December 31, 2019 would potentially decrease the company's net earnings by $264.4 and $527.5 respectively (2018 – $251.3 and $493.8). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

The company's holdings of common stocks and long equity total return swaps at December 31, 2019 and 2018 are summarized by the issuer's primary industry in the table below.

	December 31, 2019(1)	December 31, 2018(1)
Financials and investment funds	4,777.9	4,120.9
Commercial and industrial	950.0	966.6
Consumer products and other	447.0	451.0

	6,174.9	5,538.5

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2019 of $175.6 (December 31, 2018 – $150.3).

The company's holdings of common stocks and long equity total return swaps at December 31, 2019 and 2018 are summarized by the issuer's country of domicile in the table below.

	December 31, 2019(1)	December 31, 2018(1)
United States	1,573.2	1,466.7
Greece(2)	1,174.4	244.4
Canada	857.0	978.9
Netherlands	588.6	509.4
India	441.0	677.8
Egypt	395.2	351.1
China	145.0	154.8
Singapore	143.0	178.6
Nigeria	71.2	79.0
United Kingdom	69.5	70.8
Hong Kong	65.7	95.6
Brazil	65.3	46.5
Japan	51.6	43.4
Thailand	45.2	97.3
Italy	43.4	52.6
Kuwait	41.3	30.8
Germany	35.2	28.6
All other	369.1	432.2

	6,174.9	5,538.5

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2019 of $175.6 (December 31, 2018 – $150.3).

(2)
The year-over-year increase primarily related to the deconsolidation of Grivalia Properties upon its merger into Eurobank, with the company continuing to account for its investment in Eurobank as a common stock. Refer to note 23 (Acquisitions and Divestitures) to the company's consolidated financial statements for the year ended December 31, 2019.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2019 was estimated to be $53.7 (December 31, 2018 – $95.0).

Refer to note 24 (Financial Risk Management, under the heading "Credit Risk – Counterparties to Derivative Contracts") to the consolidated financial statements for the year ended December 31, 2019 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting loss (profit) as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

The following table presents the accumulated float and the cost (benefit) of generating that float for the company's insurance and reinsurance operations. The average float from those operations increased by 0.7% in 2019 to $20,149.6, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2015	704.5	12,744.1	(5.5)%	2.2%
2016	575.9	13,986.5	(4.1)%	1.9%
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
Weighted average since inception			0.2%	3.4%
Fairfax's weighted average net benefit of float since inception:			(3.2)%
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Underwriting profit (loss) of the insurance and reinsurance subsidiaries for 2019 and 2018 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Consolidated year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge(1)	Odyssey Group(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Operating companies	Run-off(9)	Consolidated
2015	1,599.8	4,227.2	2,714.9	1,259.0	2,738.9	–	549.4	833.2	13,922.4	3,286.8	17,209.2
2016	1,650.3	4,093.9	2,854.8	1,232.6	2,806.1	–	512.0	900.8	14,050.5	2,808.5	16,859.0
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5

During 2019 the company's consolidated float decreased by $339.6 to $22,378.5. A comparison of 2019 to 2018 year-end float for each of the insurance and reinsurance and Run-off reporting segments is provided below.

(1)
Northbridge's float increased by 10.3% (increased by 4.7% in Canadian dollar terms) primarily due to increases in loss reserves and unearned premiums, partially offset by higher insurance contract receivables. The increase in float of 10.3% also reflected the weakening of the U.S. dollar relative to the Canadian dollar. The increase in unearned premiums and insurance contract receivables primarily reflected higher business volumes.

(2)
Odyssey Group's float increased by 9.2% primarily due to increases in loss reserves and unearned premiums and a decrease in recoverables from reinsurers, partially offset by an increase in insurance contract receivables. The increase in loss reserves reflected higher business volumes and the impact of catastrophe losses in 2019. The increases in unearned premiums and insurance contract receivables primarily reflected higher business volumes.

(3)
Crum & Forster's float increased by 5.0% primarily reflecting increases in loss reserves and unearned premiums, partially offset by increases in insurance contract receivables, recoverables from reinsurers and deferred acquisition costs, due to higher business volumes.

(4)
Zenith National's float decreased by 4.9% reflecting decreases in loss reserves and unearned premiums, partially offset by a decrease in insurance contract receivables. The decreases in unearned premiums and insurance contract receivables primarily reflected lower business volumes.

(5)
Brit's float increased by 9.0% due to increases in insurance contract payables and unearned premiums, partially offset by an increase in insurance contract receivables. Brit is included in the company's consolidated financial reporting with effect from June 5, 2015.

(6)
Allied World's float increased by 0.7% principally as a result of increases in unearned premiums and insurance contract payables, partially offset by increases in recoverables from reinsurers and insurance contract receivables. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(7)
Fairfax Asia's float increased by 4.4% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance contract receivables and recoverables from reinsurers.

(8)
Insurance and Reinsurance – Other's float decreased by 2.1% primarily due to higher recoverables from reinsurers, partially offset by an increase in loss reserves and lower insurance contract receivables.

(9)
Run-off's float decreased by 42.7% primarily due to European Run-off's assets and liabilities being included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and excluded from the calculation of float.

Float, average float and cost (benefit) of float are performance measures that are calculated using amounts presented in the consolidated financial statements. Consolidated float was calculated using amounts presented on the consolidated balance sheets at December 31 as follows:

	December 31, 2019	December 31, 2018
Insurance contract payables	2,591.0	2,003.1
Insurance contract liabilities	35,722.6	35,353.9
Insurance contract receivables	(5,435.0)	(5,110.7)
Deferred premium acquisition costs	(1,344.3)	(1,127.3)
Recoverable from reinsurers	(9,155.8)	(8,400.9)

	22,378.5	22,718.1

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2019		2018		2017		2016	2015
Consolidated
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6		1,550.6		2,356.9		1,329.4	1,275.9

Borrowings – holding company	4,117.3		3,859.5		3,475.1		3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	1,039.6		995.7		1,373.0		435.5	468.5
Borrowings – non-insurance companies	2,075.7		1,625.2		1,566.0		859.6	284.0

Total debt	7,232.6		6,480.4		6,414.1		4,767.6	3,351.5

Net debt(1)	6,134.0		4,929.8		4,057.2		3,438.2	2,075.6

Common shareholders' equity	13,042.6		11,779.3		12,475.6		8,484.6	8,952.5
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5	1,334.9
Non-controlling interests	3,529.1		4,250.4		4,600.9		2,000.0	1,731.5

Total equity	17,907.2		17,365.2		18,412.0		11,820.1	12,018.9

Net debt/total equity	34.3%		28.4%		22.0%		29.1%	17.3%
Net debt/net total capital(2)	25.5%		22.1%		18.1%		22.5%	14.7%
Total debt/total capital(3)	28.8%		27.2%		25.8%		28.7%	21.8%
Interest coverage(4)	6.5	x	3.5	x	7.1	x	n/a	3.9	x
Interest and preferred share dividend distribution coverage(5)	5.7	x	3.0	x	6.0	x	n/a	2.9	x

	December 31,
	2019		2018		2017		2016	2015
Excluding consolidated non-insurance companies
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6		1,550.6		2,356.9		1,329.4	1,275.9

Borrowings – holding company	4,117.3		3,859.5		3,475.1		3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	1,039.6		995.7		1,373.0		435.5	468.5

Total debt	5,156.9		4,855.2		4,848.1		3,908.0	3,067.5

Net debt(1)	4,058.3		3,304.6		2,491.2		2,578.6	1,791.6

Common shareholders' equity	13,042.6		11,779.3		12,475.6		8,484.6	8,952.5
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5	1,334.9
Non-controlling interests	1,519.8		1,437.1		1,725.9		523.5	524.3

Total equity	15,897.9		14,551.9		15,537.0		10,343.6	10,811.7

Net debt/total equity	25.5%		22.7%		16.0%		24.9%	16.6%
Net debt/net total capital(2)	20.3%		18.5%		13.8%		20.0%	14.2%
Total debt/total capital(3)	24.5%		25.0%		23.8%		27.4%	22.1%
Interest coverage(4)(6)	9.8	x	3.2	x	8.0	x	n/a	3.5	x
Interest and preferred share dividend distribution coverage(5)(6)	7.9	x	2.6	x	6.5	x	n/a	2.6	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

Borrowings – holding company increased by $257.8 to $4,117.3 at December 31, 2019 from $3,859.5 at December 31, 2018, primarily reflecting the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029, the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 and the foreign currency translation impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the company's Canadian dollar denominated long term debt, partially offset by the company's redemption of its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Significant cash movements at the holding company during 2019 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

Borrowings – insurance and reinsurance companies increased by $43.9 to $1,039.6 at December 31, 2019 from $995.7 at December 31, 2018, primarily reflecting Brit's additional borrowings of $132.1 on its revolving credit facility, partially offset by the reclassification of European Run-off's borrowings to liabilities associated with assets held for sale.

Borrowings – non-insurance companies increased by $450.5 to $2,075.7 at December 31, 2019 from $1,625.2 at December 31, 2018, primarily reflecting the consolidation of AGT and CIG, and increased borrowings at Recipe, partially offset by the deconsolidation of Grivalia Properties.

Common shareholders' equity increased to $13,042.6 at December 31, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,004.1), partially offset by payments of common and preferred share dividends ($323.8), purchases of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($104.4), other comprehensive loss ($146.4, comprised of net losses on defined benefit plans ($69.4), net unrealized foreign currency translation losses on foreign operations ($22.6) and share of other comprehensive loss of associates ($54.4)) and other net changes in capitalization ($123.5). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Non-controlling interests decreased to $3,529.1 at December 31, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($175.8), other net changes in capitalization ($131.7) and non-controlling interests' share of net loss ($32.9), partially offset by the consolidation of AGT and CIG. For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 25.5% at December 31, 2019 from 22.1% at December 31, 2018, primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by the Non-insurance companies and holding company (as described in the preceding paragraphs) and decreased holding company cash and investments. The consolidated total debt/total capital ratio increased to 28.8% at December 31, 2019 from 27.2% at December 31, 2018, primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt and common shareholders' equity, partially offset by a decrease in non-controlling interests).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2019 of $1,098.6 (December 31, 2018 – $1,550.6) provide adequate liquidity to meet the holding company's known commitments in 2020. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2020.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is presented for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2019	2018	2017	2016	2015
Insurance and Reinsurance
Northbridge (Canada)	1.4	1.2	1.0	0.9	0.9
Odyssey Group (U.S.)	0.7	0.7	0.6	0.5	0.5
Crum & Forster (U.S.)	1.7	1.5	1.4	1.5	1.3
Zenith National (U.S.)	1.4	1.5	1.5	1.5	1.3
Brit(1)	1.3	1.4	1.4	1.3	1.4
Allied World(2)	0.6	0.8	0.9	–	–
Fairfax Asia(3)	0.5	0.4	0.4	0.4	0.5
Other	1.1	1.1	0.8	0.7	0.7
Industry
Canadian insurance industry	1.2	1.1	1.1	1.0	1.0
U.S. insurance industry	0.7	0.8	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2019, 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $4,136.1, $2,817.3 and $2,523.8 at December 31, 2019, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(3)
Total equity excludes certain holding company investments.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2019 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.1 times (December 31, 2018 – 3.3 times) the authorized control level, except for TIG Insurance which had 2.0 times (December 31, 2018 – 2.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2019 Northbridge's subsidiaries had a weighted average MCT ratio of 204% (December 31, 2018 – 198%) of the minimum statutory capital required.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2019 and 2018 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2019 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,576.6 (December 31, 2018 – $1,409.8). This represented a surplus of $348.8 (December 31, 2018 – $328.7) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $210.0 (December 31, 2018 – $200.0).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2019 and 2018.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2019 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	–
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Brit Limited(2)	A	A+	–	–
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A3	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Wentworth Insurance Company Ltd.	A	–	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2019 Moody's upgraded the financial strength rating of Odyssey Reinsurance Company to "A2" from "A3".

    Book Value Per Share

Common shareholders' equity at December 31, 2019 of $13,042.6 or $486.10 per basic share compared to $11,779.3 or $432.46 per basic share at December 31, 2018, representing an increase per basic share in 2019 of 12.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2019; the increase would be 14.8% adjusted to include that dividend). The increase in book value per basic share was primarily due to net earnings attributable to shareholders of Fairfax. During 2019 the number of basic shares decreased primarily as a result of net purchases of 157,517 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 249,361 subordinate voting shares for cancellation. At December 31, 2019 there were 26,831,069 common shares effectively outstanding.

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share(1)	Net proceeds/ (purchase cost)
2015 – issuance of shares	1,169,294	$502.01	587.0
2016 – issuance of shares	1,000,000	$523.50	523.5
2016 – purchase of shares	(30,732)	$458.81	(14.1)
2017 – issuance of shares	5,084,961	$431.94	2,196.4
2017 – purchase of shares	(184,367)	$521.79	(96.2)
2018 – purchase of shares	(187,476)	$494.46	(92.7)
2019 – purchase of shares	(249,361)	$473.21	(118.0)
(1)
The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

On September 30, 2019 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 29, 2020, to acquire up to 2,556,821 subordinate voting shares, 601,588 Series C preferred shares, 328,741 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Substantially all of the common share issuances in 2015 and 2016 were pursuant to public offerings. During 2016, 2017, 2018, and 2019 the company purchased 30,732, 184,367, 187,476 and 249,361 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

    Liquidity

Holding company cash and investments at December 31, 2019 was $1,098.9 ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.

Significant cash and investment inflows at the holding company during 2019 included the following: net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 of $371.5 (Cdn$497.3), net proceeds from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 of $85.0 and dividends received from Crum & Forster ($50.0), Odyssey Group ($50.0), Zenith National ($51.2), CRC ($30.0) and Wentworth ($25.0).

Significant cash and investment outflows at the holding company during 2019 included the following: the redemption of the remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021 of $329.1 (Cdn$429.0), payment of common and preferred share dividends of $323.8, purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $104.4 (for use in the company's share-based payment awards), and capital contributions to Run-off ($120.2 to support capital requirements and $85.0 to provide capital for the first quarter 2019 reinsurance transaction), Crum & Forster ($122.4 to support capital requirements), Brit ($70.6 primarily to support underwriting plans), Fairfax Asia ($48.1 primarily to support the capital requirements of Digit), and Northbridge ($65.6 to support capital requirements).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2019 of $1,098.6 provides adequate liquidity to meet the holding company's known commitments in 2020. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India and Fairfax Africa, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the $2.0 billion unsecured revolving credit facility (for details refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019).

The holding company's known significant commitments for 2020 consist of payment of a common share dividend of $275.7 ($10.00 per common share, paid in January 2020), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

During 2019 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,288.5 primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipts of dividends and distributions from investments in associates, partially offset by the reclassification of cash and short-term investments at European Run-off to assets held for sale, reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2019 the insurance and reinsurance subsidiaries received net cash of $30.7 (2018 – paid net cash of $61.8) in connection with long and short equity total return swaps (excluding the impact of collateral requirements).

The Non-insurance companies have principal repayments coming due in 2020 of $1,304.9 primarily related to Fairfax India's term loan, AGT's credit facilities (which were renewed subsequent to December 31, 2019 and mature in 2021) and CIG's long term notes. Borrowings of the Non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31:

	2019	2018
Operating activities
Cash provided by operating activities before the undernoted	1,722.1	825.0
Net purchases of investments classified at FVTPL	(366.7)	(2,749.3)
Investing activities
Purchases of investments in associates	(772.1)	(535.8)
Sales of investments in associates	323.8	444.8
Purchases of subsidiaries, net of cash acquired	(210.1)	(163.1)
Sale of subsidiary, net of cash divested	–	71.4
Deconsolidation of subsidiary	(41.6)	(67.7)
Net purchases of premises and equipment and intangible assets	(319.6)	(236.5)
Net purchases of investment property	(184.4)	(141.7)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	456.5	1,490.7
Repayments – holding company and insurance and reinsurance companies	(326.7)	(1,246.5)
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	132.1	(42.2)
Borrowings – non-insurance companies	302.7	664.0
Repayments – non-insurance companies	(308.5)	(660.6)
Net borrowings (repayments) – non-insurance companies' revolving credit facilities and short term loans	(16.9)	41.4
Increase in restricted cash related to financing activities	–	150.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies(1)	(59.9)	–
Principal payments on lease liabilities – non-insurance companies(1)	(166.1)	–
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(104.4)	(214.0)
Purchases of subordinate voting shares for cancellation	(118.0)	(92.7)
Issuances of subsidiary common shares to non-controlling interests	44.7	103.1
Purchases of subsidiary common shares from non-controlling interests	(151.4)	(382.0)
Common and preferred share dividends paid	(323.8)	(328.3)
Dividends paid to non-controlling interests	(197.7)	(159.5)

Decrease in cash and cash equivalents during the year	(686.0)	(3,229.0)

(1)
The adoption of IFRS 16 Leases is described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Operating activities for the years ended December 31, 2019 and 2018

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $1,722.1 in 2019 from $825.0 in 2018, principally reflecting higher net premium collections and lower income taxes paid, partially offset by higher net paid losses and higher interest paid on borrowings. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2019 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2019

Purchases of investments in associates of $772.1 primarily reflected increased investments in Seaspan, Sanmar Chemicals Group and CSB Bank (both by Fairfax India).

Sales of investments in associates of $323.8 primarily reflected distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of the final cash distributions received from the liquidation of the KWF LP that sold investment property in Dublin, Ireland).

Purchases of subsidiaries, net of cash acquired of $210.1 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit) and ARX Insurance.

Investing activities for the year ended December 31, 2018

Purchases of investments in associates of $535.8 primarily reflected investments in Seaspan and CSB Bank (by Fairfax India) and increased investments in Bangalore Airport (by Fairfax India), Thai Re and AFGRI (by Fairfax Africa).

Sales of investments in associates of $444.8 primarily reflected the sale of Arbor Memorial and an insurance brokerage, and distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of net cash distributions received from the liquidation of three KWF LPs).

Purchases of subsidiaries, net of cash acquired of $163.1 primarily reflected the acquisitions of Dexterra and Toys "R" Us Canada.

Financing activities for the year ended December 31, 2019

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $456.5 primarily reflected the issuance of unsecured senior notes with principal amounts of Cdn$500.0 due 2029 and $85.0 due 2024.

Repayments – holding company and insurance and reinsurance companies of $326.7 reflected the company's redemption of its remaining Cdn$395.6 principal amount of unsecured senior notes due 2021.

Net borrowings from revolving credit facilities – insurance and reinsurance companies of $132.1 reflected Brit's additional borrowings on its revolving credit facility.

Borrowings – non-insurance companies of $302.7 primarily reflected the net proceeds received from the issuance of Cdn$250.0 principal amount of secured senior notes due 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.

Repayments – non-insurance companies of $308.5 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of senior notes due 2021 and Recipe's repayment of its $111.8 (Cdn$150.0) term loan due 2019.

Purchases of subordinate voting shares for treasury in 2019 of $104.4 were for the company's share-based payment awards.

Purchases of subsidiary common shares from non-controlling interests of $151.4 primarily reflected purchases of common shares made under the substantial issuer bid by Recipe and normal course issuer bids by Fairfax Africa, Recipe and Fairfax India.

Issuance of subsidiary common shares to non-controlling interests of $44.7 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company.

Dividends paid to non-controlling interests of $197.7 primarily reflected dividends paid by Allied World, Brit, Recipe and Mosaic Capital to their minority shareholders.

Financing activities for the year ended December 31, 2018

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $1,490.7 primarily reflected offerings of unsecured senior notes with principal amounts of €750.0 due 2028 and $600.0 due 2028.

Repayments – holding company and insurance and reinsurance companies of $1,246.5 primarily reflected the company's redemption of senior notes with principal amount of $500.0 due 2021 and remaining principal amount of $207.3 (Cdn$267.3) due 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due 2020, and the company's repayment of $144.2 principal amount of its senior notes on maturity.

Borrowings – non-insurance companies of $664.0 primarily reflected net proceeds from Fairfax India's $550.0 term loan due 2019.

Repayments – non-insurance companies of $660.6 primarily reflected Fairfax India's repayment of its $400.0 term loan due 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession financing.

Purchases of subordinate voting shares for treasury in 2018 of $214.0 were for the company's share-based payment awards.

Purchases of subsidiary common shares from non-controlling interests of $382.0 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's acquisition of the non-controlling interests in The Keg, and open market purchases of Fairfax Africa subordinate voting shares.

Issuance of subsidiary common shares to non-controlling interests of $103.1 primarily reflected Fairfax Africa's secondary public offering.

Dividends paid to non-controlling interests of $159.5 primarily reflected dividends paid by Allied World, Brit, Grivalia Properties (deconsolidated on May 17, 2019) and Recipe to their minority shareholders.

    Contractual Obligations

For details of the company's contractual obligations, including the maturity profile of its financial liabilities, please see note 24 (Financial Risk Management, under the heading "Liquidity Risk") to the consolidated financial statements for the year ended December 31, 2019.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2019.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2019, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2019, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2019. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated

Framework (2013). Based on this assessment, except as described below under "Limitation on scope of design and evaluation", the company's management, including the CEO and CFO, concluded that, as of December 31, 2019, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the Securities Exchange Act of 1934, the effectiveness of the company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On April 17, 2019 the company acquired AGT Food and Ingredients Inc. ("AGT") and commenced consolidating AGT in the company's financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of AGT, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2019. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of AGT represented approximately 3.7% of the company's consolidated income for the year ended December 31, 2019 and represented approximately 1.6% and 1.9% of the company's consolidated assets and liabilities respectively as at December 31, 2019. The table that follows presents a summary of financial information for AGT.

For the period April 17, 2019 to December 31, 2019
Income	800.9

Net loss	(43.6)

As at December 31, 2019
Assets
Portfolio investments	29.7
Goodwill and intangible assets	233.7
Other assets(1)	871.7

1,135.1

Liabilities
Accounts payable and accrued liabilities	190.9
Short sale and derivative obligations	55.5
Due to affiliates	276.0
Deferred income taxes	36.4
Borrowings	432.8

991.6

Equity	143.5

1,135.1

(1)
Primarily comprised of premises and equipment, accounts receivable and inventory.

    Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2019.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2019, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. On June 26, 2019 the IASB published an exposure draft proposing targeted amendments to IFRS 17, including a tentative deferral of the effective date to January 1, 2022. The company will continue to monitor the IASB's developments and assess the effect of any changes to IFRS 17 on the company's implementation plan.

Of the three measurement approaches permitted by IFRS 17, the general measurement model and the premium allocation approach (a simplified model for short-duration contracts) are expected to be applicable for substantially all of the company's insurance and reinsurance contracts. The need for current estimates of cash flows and discount rates at each reporting period and the additional disclosure requirements in the consolidated financial statements are expected to significantly increase operational complexity.

The company's adoption of IFRS 17 is progressing as planned. As a result of having commenced financial impact assessments at the company's largest insurance and reinsurance subsidiaries in 2018, the company in 2019 focused its efforts on analyzing accounting policy choices and considering the design and requirements of new information technology and accounting solutions. Significant effort in 2020 will be devoted to implementing, testing and refining information technology and accounting solutions, selecting accounting policies and mapping process changes. Parallel reporting is planned for testing late in 2020 and will continue throughout 2021 for compliance by the proposed effective date of January 1, 2022.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the company's issues and risks, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2019.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2019.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company's Board of Directors. The company's recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2019.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemic. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2019 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than

$9.5 billion, both calculated as defined in the financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Currently, reinsurance pricing has remained firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the most significant rate increases due to the catastrophe activity in recent years. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of "Capital Management") to the consolidated financial statements for the year ended December 31, 2019 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Failure to comply with applicable laws and regulations could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2019.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company's consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate's fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company's goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company's investments in associates and the results of value-in-use analyses are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2019.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. The company's deferred tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2019.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company's Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2019
Income	5,632.6	5,441.3	4,925.9	5,533.0	21,532.8
Net earnings	814.6	579.5	74.4	502.7	1,971.2
Net earnings attributable to shareholders of Fairfax	769.2	494.3	68.6	672.0	2,004.1
Net earnings per share	$28.04	$17.94	$2.13	$24.62	$72.80
Net earnings per diluted share	$26.98	$17.18	$2.04	$23.58	$69.79
2018(1)
Income	4,926.4	4,210.4	4,441.0	4,179.9	17,757.7
Net earnings (loss)	1,038.0	83.9	149.2	(453.2)	817.9
Net earnings (loss) attributable to shareholders of Fairfax	684.3	63.1	106.2	(477.6)	376.0
Net earnings (loss) per share	$24.27	$1.88	$3.46	$(17.89)	$12.03
Net earnings (loss) per diluted share	$23.60	$1.82	$3.34	$(17.89)	$11.65
(1)
Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Income of $5,632.6 in the first quarter of 2019 increased from $4,926.4 in the first quarter of 2018 principally as a result of increases in net premiums earned (including the impact of Run-off's first quarter 2019 reinsurance transaction), share of profit of associates, interest and dividends and other revenue, partially offset by lower net gains on investments. The increase in net earnings attributable to shareholders of Fairfax to $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019 from $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 principally reflected significant net gains on investments and decreased net earnings attributable to non-controlling interests (principally due to non-controlling interests' share of the net gain from re-measurement of Quess upon its deconsolidation in the first quarter of 2018), partially offset by a higher provision for income taxes.

Income of $5,441.3 in the second quarter of 2019 increased from $4,210.4 in the second quarter of 2018, principally as a result of increases in net premiums earned, interest and dividends, net gains on investments and other revenue. The increase in net earnings attributable to shareholders of Fairfax to $494.3 (net earnings of $17.94 per basic share and $17.18 per diluted share) in the second quarter of 2019 from $63.1 (net earnings of $1.88 per basic share and $1.82 per diluted share) in the second quarter of 2018 primarily reflected significant net gains on investments and higher share of profit of associates, partially offset by a higher provision for income taxes.

Income of $4,925.9 in the third quarter of 2019 increased from $4,441.0 in the third quarter of 2018, principally as a result of increases in net premiums earned and other revenue, partially offset by net losses on investments. The decrease in net earnings attributable to shareholders of Fairfax to $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019 from $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018 primarily reflected net losses on investments, partially offset by higher share of profit of associates.

Income of $5,533.0 in the fourth quarter of 2019 increased from $4,179.9 in the fourth quarter of 2018, principally as a result of net gains on investments in the fourth quarter of 2019 compared to net losses on investments in the fourth quarter of 2018 and higher other revenue, partially offset by share of loss of associates in the fourth quarter of 2019 compared to share of profit of associates in the fourth quarter of 2018. The net earnings attributable to shareholders of Fairfax of $672.0 (net earnings of $24.62 per basic share and $23.58 per diluted share) in the fourth quarter of 2019 compared to net loss attributable to shareholders of Fairfax of $477.6 (net loss of $17.89 per basic share and diluted share) in the fourth quarter of 2018 primarily reflected net gains on investments in the fourth quarter of 2019 compared to net losses on investments in the fourth quarter of 2018 and higher underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 5, 2020, Fairfax had 26,036,038 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 26,784,808 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2019 and 2018.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2019
High	667.23	662.29	648.59	617.21
Low	573.63	600.00	575.00	542.70
Close	619.00	642.76	584.00	609.74
2018
High	678.66	788.88	752.10	708.83
Low	614.59	635.50	678.04	565.99
Close	653.07	736.66	701.74	600.98

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

 Directors of the Company
Anthony F. Griffiths
 Corporate Director
Robert J. Gunn
 Corporate Director

Karen L. Jurjevich
 Principal, Branksome Hall

R. William McFarland
 Corporate Director

Christine N. McLean
 Director of Research
Sprucegrove Investment Management Ltd.
Timothy R. Price
 Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University
Lauren C. Templeton
 President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
 President and Founder, Marval Capital Ltd.
V. Prem Watsa
 Chairman and Chief Executive Officer of the Company
William C. Weldon (as of April 2020)
Corporate Director
Officers of the Company
Jennifer Allen
 Vice President and Chief Financial Officer
Peter Clarke
 Vice President and Chief Operating Officer
Jean Cloutier
 Vice President, International Operations
Vinodh Loganadhan
 Vice President, Administrative Services
Bradley Martin
 Vice President, Strategic Investments
Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking
 Vice President and Treasurer
John Varnell
 Vice President, Corporate Development
V. Prem Watsa
 Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
 General Counsel
Torys LLP

Operating Management
    Fairfax Insurance Group
Andrew A. Barnard, President
Scott A. Carmilani, President of Strategy and Distribution
    Northbridge
Silvy Wright, President
 Northbridge Financial Corporation
    Odyssey Group
Brian D. Young, President
 Odyssey Group Holdings, Inc.
    Crum & Forster
Marc Adee, President
 Crum & Forster Holdings Corp.
    Zenith National
Kari Van Gundy, President
 Zenith National Insurance Corp.
    Brit
Matthew Wilson, President
 Brit Limited
    Allied World
Lou Iglesias, President
 Allied World Assurance Company Holdings, Ltd
    Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Sammy Y. Chan, President
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
    Insurance and Reinsurance – Other
Bruno Camargo, President
 Fairfax Brasil
Jacek Kugacz, President
 Polish Re
Peter Csakvari, President
 Colonnade Insurance
Edwyn O'Neill, President
 Bryte Insurance
Fabricio Campos, President
 Fairfax Latin America
Andrey Peretyazhko, President
 ARX Insurance
Oleksiy Muzychko, President
 Universalna Insurance
    Run-off
Nicholas C. Bentley, President
 RiverStone Group
    Other
Bijan Khosrowshahi, President
 Fairfax International
Sean Smith, President
 Pethealth
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
                                  Telephone: (416) 367-4941
                                  Website: www.fairfax.ca

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GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
Fairfax Corporate Performance
Corporate Profile
Contents
Consolidated Financial Statements